      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 2, 1997


                                                      REGISTRATION NO. 333-24103
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                        AMERICAN DISPOSAL SERVICES, INC.
             (Exact name of registrant as specified in its charter)

                DELAWARE                                    4953                                   13-3858494
    (State or other jurisdiction of             (Primary Standard Industrial                    (I.R.S. Employer
     incorporation or organization)             Classification Code Number)                   Identification No.)

                            ------------------------

                              745 MCCLINTOCK DRIVE
                                   SUITE 305
                           BURR RIDGE, ILLINOIS 60521
                                 (630) 655-1105
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                         ------------------------------

                               ANN L. STRAW, ESQ.
                        AMERICAN DISPOSAL SERVICES, INC.
                              745 MCCLINTOCK DRIVE
                                   SUITE 305
                           BURR RIDGE, ILLINOIS 60521
                                 (630) 655-1105
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                         ------------------------------

                          COPIES OF COMMUNICATIONS TO:

          STEPHEN W. RUBIN, ESQ.                     HOWARD L. SHECTER, ESQ.
  PROSKAUER ROSE GOETZ & MENDELSOHN LLP            MORGAN, LEWIS & BOCKIUS LLP
              1585 BROADWAY                              101 PARK AVENUE
         NEW YORK, NEW YORK 10036                    NEW YORK, NEW YORK 10178
              (212) 969-3000                              (212) 309-6000

                            ------------------------

    Approximate date of commencement of proposed sale of securities to the public: As soon as possible after the Registration Statement becomes effective.
                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        AMERICAN DISPOSAL SERVICES, INC.

                     CROSS REFERENCE SHEET SHOWING LOCATION
           IN PROSPECTUS OF INFORMATION REQUIRED BY ITEMS OF FORM S-1

REGISTRATION STATEMENT ITEM AND HEADING                                              LOCATION IN PROSPECTUS
----------------------------------------------------------------------  ------------------------------------------------
       1.  Forepart of the Registration Statement and Outside Front
           Cover Page of Prospectus...................................  Facing Page of Registration Statement; Cross
                                                                        Reference Sheet; Outside Front Cover Page
       2.  Inside Front and Outside Back Cover Pages of Prospectus....  Inside Front Cover Page; Outside Back Cover Page
       3.  Summary Information, Risk Factors and Ratio of Earnings to
           Fixed Charges..............................................  Prospectus Summary; Risk Factors; The Company
       4.  Use of Proceeds............................................  Use of Proceeds
       5.  Determination of Offering Price............................  Underwriting
       6.  Dilution...................................................  Not applicable
       7.  Selling Security Holders...................................  Not applicable
       8.  Plan of Distribution.......................................  Outside Front Cover Page; Underwriting
       9.  Description of Securities to be Registered.................  Description of Capital Stock
      10.  Interest of Named Experts and Counsel......................  Not applicable
      11.  Information With Respect to the Registrant

                 (a)  Description of Business....................  Prospectus Summary; Business;
                                                                   Management's Discussion and Analysis of
                                                                   Financial Condition and Results of
                                                                   Operations
                 (b)  Description of Property....................  Business
                 (c)  Legal Proceedings..........................  Business
                 (d)  Dividends and Related Stockholder
                      Matters....................................  Risk Factors; Capitalization; Dividend
                                                                   Policy; Description of Capital Stock
                 (e)  Financial Statements.......................  Consolidated Financial Statements;
                                                                   Unaudited Pro Forma Consolidated
                                                                   Financial Statements; Financial
                                                                   Statements of Waste Management, Inc.
                                                                   Evansville, Indiana Operations;
                                                                   Financial Statements of Liberty
                                                                   Disposal, Inc.
                 (f)  Selected Financial Data....................  Prospectus Summary; Unaudited Pro Forma
                                                                   Consolidated Financial Statements;
                                                                   Selected Consolidated Financial Data
                 (g)  Supplementary Financial Information........  Not applicable
                 (h)  Management's Discussion and Analysis of
                      Financial Condition and Results of
                      Operations.................................  Management's Discussion and Analysis of
                                                                   Financial Condition and Results of
                                                                   Operations
                 (i)  Changes in and Disagreements with
                      Accountants on Accounting and Financial
                      Disclosure.................................  Experts
                 (j)  Directors and Executive Officers...........  Management
                 (k)  Executive Compensation.....................  Management
                 (l)  Security Ownership of Certain Beneficial
                      Owners and Management......................  Principal Stockholders; Shares Eligible
                                                                   for Future Sale
                 (m)  Certain Relationships and Related
                      Transactions...............................  Certain Transactions

      12.  Disclosure of Commission Position on
           Indemnification for Securities Act
           Liabilities....................................  Not applicable

                    SUBJECT TO COMPLETION, DATED MAY 2, 1997

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                3,500,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                                 --------------


    All of the shares of Common Stock offered hereby are being issued and sold by American Disposal Services, Inc. (the "Company"). The Company's Common Stock is traded on the Nasdaq National Market under the symbol "ADSI." On May 1, 1997, the last sale price of the Common Stock as reported by the Nasdaq National Market was $17.00 per share. See "Price Range of Common Stock."


    SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.
                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                              PRICE TO       UNDERWRITING      PROCEEDS TO
                                               PUBLIC         DISCOUNT(1)      COMPANY(2)
Per Share................................         $                $                $
Total(3).................................         $                $                $

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other information.


(2) Before deducting expenses of the offering payable by the Company estimated at $800,000.


(3) The Underwriters have been granted an option, exercisable within 30 days from the date hereof, to purchase up to 525,000 additional shares of Common Stock, at the Price to Public per share, less the Underwriting Discount, for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $         , $         and
    $         , respectively. See "Underwriting."
                              -------------------

    The shares of Common Stock are offered by the Underwriters when, as and if delivered to and accepted by them, subject to their right to withdraw, cancel or reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of the certificates representing the shares will be made
against payment on or about             , 1997, at the offices of Oppenheimer &
Co., Inc., Oppenheimer Tower, World Financial Center, New York, New York 10281.
                              -------------------

OPPENHEIMER & CO., INC.                               CREDIT SUISSE FIRST BOSTON

               The date of this Prospectus is             , 1997.

                        AMERICAN DISPOSAL SERVICES, INC.
                               CURRENT OPERATIONS

                           [LOGO]

                            ------------------------

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS, PENALTY BIDS AND PASSIVE MARKET MAKING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL FINANCIAL INFORMATION, SHARE AND PER SHARE DATA IN THIS
PROSPECTUS: (I) GIVE EFFECT TO AN EXCHANGE OF THE COMPANY'S COMMON STOCK, PAR VALUE $.01 PER SHARE ("COMMON STOCK"), IN CONNECTION WITH THE FORMATION OF A HOLDING COMPANY, EFFECTIVE AS OF JANUARY 1, 1996; (II) GIVE EFFECT TO A 13.5 FOR 1 STOCK SPLIT CONSUMMATED ON MAY 31, 1996; (III) EXCLUDE 1,333,578 SHARES OF COMMON STOCK OF THE COMPANY ISSUABLE UPON EXERCISE OF OUTSTANDING WARRANTS AND STOCK OPTIONS; AND (IV) ASSUME NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. AS USED IN THIS PROSPECTUS, THE TERMS "COMPANY" AND "AMERICAN DISPOSAL SERVICES" REFER COLLECTIVELY TO AMERICAN DISPOSAL SERVICES, INC. AND ITS SUBSIDIARIES, UNLESS THE CONTEXT OTHERWISE REQUIRES.


                            ------------------------

                                  THE COMPANY


    American Disposal Services is a regional, integrated, non-hazardous solid waste services company that provides solid waste collection, transfer and disposal services primarily in the Midwest and in the Northeast. The Company owns six solid waste landfills and owns, operates or has exclusive contracts to receive waste from 13 transfer stations. The Company's landfills and transfer stations are supported by its collection operations, which currently serve over 155,000 residential, commercial and industrial customers. The Company has adopted an acquisition-based growth strategy and intends to continue its expansion, generally in its existing and proximate markets. Since January 1993, the Company has acquired 39 solid waste businesses, including five solid waste landfills and 34 solid waste collection companies. As part of its acquisition strategy, the Company has recently acquired the Evansville, Indiana operations of Waste Management of Indiana, LLC (the "Indiana Acquisition") and has entered into a definitive agreement to acquire substantially all of the assets of Liberty Disposal, Inc. in Rhode Island ("Liberty Disposal").



    The Company began its operations in the Midwest and currently has operations in Arkansas, Connecticut, Illinois, Indiana, Kansas, Massachusetts, Missouri, Ohio, Oklahoma, Pennsylvania and Rhode Island. The Company's principal growth strategy is to identify and acquire solid waste landfills located in markets that are within approximately 125 miles of significant metropolitan centers and to secure dedicated waste streams for such landfills by acquisition or development of transfer stations and acquisition of collection companies. The Company expects the current consolidation trends in the solid waste industry to continue as many independent landfill and collection operators lack the capital resources, management skills and technical expertise necessary to operate in compliance with increasingly stringent environmental and other governmental regulations. Further, several of the national waste management companies have announced their intention to focus on their core markets and have recently begun to divest certain of their non-core solid waste assets, which should present the Company with additional acquisition opportunities, such as the Indiana Acquisition. Due in part to these trends, the Company believes that significant opportunities exist to expand and further integrate its operations in each of its existing markets.


    As part of the Indiana Acquisition, the Company acquired a landfill, two collection companies, an exclusive transfer station contract and a permit to develop a new transfer station, all located in the southwestern Indiana region. The Indiana Acquisition provided the Company with the opportunity to enter the southwestern Indiana region and to secure a significant market share position in that region through the acquisition of a single, fully integrated solid waste management operation.


    The Liberty Disposal acquisition (the "Pending Acquisition") involves the purchase by the Company of substantially all of the assets of Liberty Disposal. The Company believes that Liberty Disposal, which operates 25 routes and offers commercial, residential and industrial waste collection and recycling services, is, on a revenue basis, the largest privately owned waste collection company in Rhode Island. In addition, the Company believes that the Pending Acquisition will substantially increase the Company's revenue base in the Rhode Island region, will result in the Company owning and operating one of the three largest collection companies in Rhode Island and will position the Company to expand further its market share in the region and the contiguous markets.

    The Company's operating program generally involves a four-step process: (i) acquiring solid waste landfills in its target markets; (ii) securing captive waste streams for its landfills through the acquisition or development of transfer stations serving those markets, through acquisitions of collection companies and by entering into long-term contracts directly with customers or collection companies; (iii) making "tuck-in" acquisitions of collection companies to further penetrate its target markets; and (iv) integrating these businesses into the Company's operations to achieve operating efficiencies and economies of scale. As part of its acquisition program, the Company has, and in the future may, as specific opportunities arise, evaluate and pursue acquisitions in the solid waste collection and disposal industry that do not strictly conform to the Company's four-step operating program.


    The implementation of the Company's operating program is substantially complete in its Missouri and Ohio regions. In the Missouri region (which also includes Arkansas, Kansas and Oklahoma), the Company has acquired one landfill and 15 collection companies and has acquired, developed or secured exclusive contracts with six transfer stations. In the Ohio region, the Company has completed the acquisition of one landfill and 11 collection companies and has acquired, developed or secured exclusive contracts with four transfer stations. The Company is in the second phase of its operating program in its Illinois, western Pennsylvania and Rhode Island regions, as well as in the southwestern Indiana region, where the Company began its operations in 1997.


    The Company's operating strategy emphasizes the integration of its solid waste collection and disposal operations and the internalization of waste collected. One of the Company's goals is for its captive waste streams (which include the Company's collection operations and third-party haulers operating under long-term collection contracts) to provide in excess of 50% of the volume of solid waste disposed of at each of its landfills. During the year ended December 31, 1996, the Company's captive waste constituted an average of approximately 61% of the solid waste disposed of at its landfills. The Company plans to continue to pursue its acquisition-based growth strategy to increase the internalization of waste collected and expand its presence in its existing and proximate markets.

                                  THE OFFERING

Common Stock offered.........................  3,500,000 shares
Common Stock outstanding after the
  Offering...................................  12,372,501 shares(1)
Use of proceeds..............................  To repay indebtedness, to fund the Pending Acquisition and related costs, for possible future acquisitions and for working capital and general corporate purposes. See "Use of Proceeds."
Nasdaq National Market symbol................  ADSI

------------------------


(1) Does not include 1,333,578 shares of Common Stock issuable upon the exercise of warrants and stock options outstanding as of April 30, 1997.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNT)

                                                               YEARS ENDED DECEMBER 31,      PRO FORMA YEAR ENDED
                                                            -------------------------------      DECEMBER 31,
                                                              1994       1995       1996            1996(1)
                                                            ---------  ---------  ---------  ---------------------
STATEMENT OF OPERATIONS DATA:
Revenues..................................................  $  18,517  $  30,004  $  56,804             $76,792
Cost of operations........................................     12,647     17,286     30,376             41,518
Selling, general and administrative expenses..............      4,910      5,882      8,328             10,438
Depreciation and amortization expense.....................      3,226      6,308     12,334             15,261
                                                            ---------  ---------  ---------        -----------
Operating income (loss)...................................     (2,266)       528      5,766              9,575
Interest expense..........................................     (1,497)    (3,030)    (5,745)            (4,821)
Interest income...........................................          2        189        260                260
Other income, net.........................................         --         --        179                179
                                                            ---------  ---------  ---------        -----------
Income (loss) before income taxes and extraordinary
  item....................................................     (3,761)    (2,313)       460              5,193
Income tax benefit (expense)..............................      1,372       (332)      (245)            (1,669)
                                                            ---------  ---------  ---------        -----------
Income (loss) before extraordinary item...................     (2,389)    (2,645)       215             $3,524
                                                                                                    -----------
                                                                                                    -----------
Extraordinary item -- loss on early retirement of debt....         --       (908)      (476)
                                                            ---------  ---------  ---------
Net income (loss).........................................     (2,389)    (3,553)      (261)
Preferred stock dividend..................................         --       (190)      (109)
                                                            ---------  ---------  ---------
Net income (loss) to common stockholders..................  $  (2,389) $  (3,743) $    (370)
                                                            ---------  ---------  ---------
                                                            ---------  ---------  ---------
Pro forma net income per share of common stock............                                              $  0.32
                                                                                                    -----------
                                                                                                    -----------
Pro forma weighted average common stock and common stock
  equivalent shares used to calculate pro forma net income
  per share...............................................                                           11,118,854
                                                                                                    -----------
                                                                                                    -----------
OTHER DATA:
EBITDA(2).................................................  $     960  $   6,836  $  18,100             $24,836
EBITDA margin(3)..........................................        5.2%      22.8%      31.9%               32.3%

                                                                                             DECEMBER 31, 1996
                                                                                         -------------------------
                                                                                          ACTUAL    AS ADJUSTED(4)
                                                                                         ---------  --------------
BALANCE SHEET DATA:
Cash and cash equivalents..............................................................  $   2,301   $      2,301
Working capital........................................................................      1,219          2,154
Property and equipment, net............................................................     93,692        117,117
Total assets...........................................................................    144,986        189,669
Long-term obligations, net of current portion..........................................     65,445         54,554
Total stockholders' equity.............................................................     58,097        112,527

------------------------

(1) The pro forma information for the year ended December 31, 1996 gives effect to the Indiana Acquisition, the Pending Acquisition, the Offering and the application of the estimated proceeds therefrom, as described in "Use of Proceeds," as if each of the foregoing had occurred or been in effect on January 1, 1996.

(2) EBITDA represents operating income plus depreciation and amortization. While EBITDA data should not be construed as a substitute for operating income, net income (loss) or cash flows from operations in analyzing the Company's operating performance, financial position and cash flows, the Company has included EBITDA data (which are not a measure of financial performance under generally accepted accounting principles) because it understands that such data are commonly used by certain investors to evaluate a company's performance in the solid waste industry.

(3) EBITDA margin represents EBITDA expressed as a percentage of revenues.

(4) Adjusted to give effect to the events described in (1) above as if each of the foregoing had occurred on December 31, 1996.

                                  RISK FACTORS

    AN INVESTMENT IN THE SHARES OF COMMON STOCK BEING OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. IN ADDITION, THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. DISCUSSIONS CONTAINING SUCH FORWARD-LOOKING STATEMENTS MAY BE FOUND IN THE MATERIAL SET FORTH UNDER "PROSPECTUS SUMMARY," "RISK FACTORS," "THE COMPANY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," "BUSINESS--INTRODUCTION," "BUSINESS--INDUSTRY BACKGROUND," "BUSINESS--STRATEGY," "BUSINESS--ACQUISITION PROGRAM," "BUSINESS--COMPLETED ACQUISITIONS" "BUSINESS-- OPERATIONS" AND "BUSINESS--ENVIRONMENTAL REGULATIONS," AS WELL AS IN THE PROSPECTUS GENERALLY. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN THE FOLLOWING RISK FACTORS AND ELSEWHERE IN THIS PROSPECTUS. ACCORDINGLY, PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION CONCERNING THE COMPANY AND ITS BUSINESS CONTAINED IN THIS PROSPECTUS, BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY.

ABILITY TO MANAGE GROWTH

    The Company's goal is to increase the scale of its operations significantly through the acquisition of other solid waste businesses and through internal growth. Consequently, the Company may experience periods of rapid growth with significantly increased staffing level requirements. Such growth could place a significant strain on the Company's management and on its operational, financial and other resources. The Company's ability to maintain and manage its growth effectively will require it to develop its management information systems capabilities and improve its operational and financial systems and controls. Moreover, the Company will need to attract, train, motivate, retain and manage its senior managers, technical professionals and other employees. Any failure to expand its management information system capabilities, to implement and improve its operational and financial systems and controls or to recruit appropriate additional personnel in an efficient manner at a pace consistent with the Company's business growth would have a material adverse effect on the Company's business, financial condition and results of operations.

AVAILABILITY OF ADDITIONAL ACQUISITION TARGETS; INTEGRATION OF FUTURE
  ACQUISITIONS

    The Company's ongoing acquisition program is a key element of its acquisition-based growth strategy for expanding its solid waste management services. Consequently, the future growth of the Company depends in large part upon the successful continuation of this acquisition program. The Company may encounter substantial competition in its efforts to acquire landfills, transfer stations and collection companies. There can be no assurance that the Company will succeed in locating or acquiring appropriate acquisition candidates at price levels and on terms and conditions that the Company considers appropriate. In addition, if in the future the Company is successful in acquiring targeted companies, it will need to integrate these acquired companies into the Company's operations. There can be no assurance that the Company will successfully integrate future acquisitions into its operations, including the Indiana Acquisition and the Pending Acquisition. See "Business--Strategy," "--Acquisition Program" and "--Competition."

HISTORY OF LOSSES AND WORKING CAPITAL DEFICITS; INTEGRATION OF COMPLETED
  ACQUISITIONS

    The Company has recorded net losses to common stockholders of approximately $2.4 million, $3.7 million and $370,000 during the fiscal years ended December 31, 1994, 1995 and 1996, respectively, and has had working capital deficits in the past. See "--Funding of Future Capital Requirements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Introduction." The financial position and results of operations of the Company will depend to a large extent on the Company's ability to integrate effectively the operations of the 37 companies it has acquired from January 1993 to date and to realize expected efficiencies and economies of scale from such acquisitions. There can be no assurance that the Company's efforts to integrate these operations will be effective, that expected efficiencies and economies of scale will be realized or that the Company will be able to consolidate successfully its operations. The failure to achieve any of these results could have a material adverse effect on the Company's business, financial condition and results of operations.

SIGNIFICANT LEVERAGE


    Historically, the Company has incurred significant debt obligations in connection with financing its acquisitions and business growth. The Company has a $125 million revolving credit and term loan facility with ING (U.S.) Capital Corporation, as administrative agent, and Morgan Guaranty Trust Company of New York, as documentation agent (the "Credit Facility"). As of December 31, 1996, the Company's consolidated indebtedness was $68.0 million, its consolidated total assets were $145.0 million and its stockholders' equity was $58.1 million. The Company's ability to meet its debt service obligations will depend upon its future performance, which, in turn, will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond the Company's control. If the Company fails to generate sufficient cash flow to repay its debt, the Company may be required to refinance all or a portion of its existing debt or to obtain additional financing. There can be no assurance that such refinancing or any additional financing could be obtained on terms favorable to the Company or at all. The Company is currently in discussions to establish a significantly larger credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


DISCRETION OF MANAGEMENT TO ALLOCATE OFFERING PROCEEDS


    The Company intends to use the net proceeds of the Offering to repay outstanding amounts under the expansion facility under the Credit Facility and to fund the Pending Acquisition and related costs. However, closing of the Pending Acquisition may not occur or may be delayed until the conditions to closing are satisfied. There can be no assurance that the conditions to closing will be fulfilled and that the Company will consummate the Pending Acquisition. In addition, the net proceeds of the Offering may exceed the outstanding amounts under the expansion facility under the Credit Facility and the purchase price for the Pending Acquisition. The Company anticipates that any net proceeds not used to repay such indebtedness or to fund the Pending Acquisition will be used for working capital and general corporate purposes. The Company's management will have complete discretion to allocate the balance of the net proceeds from the Offering among acquisitions, working capital and general corporate purposes. See "Use of Proceeds."


HIGHLY COMPETITIVE INDUSTRY

    The solid waste collection and disposal business is highly competitive and requires substantial amounts of capital. The Company competes with numerous solid waste management companies, many of which are significantly larger and have greater financial resources than the Company. The Company also competes with those counties, municipalities and solid waste districts that maintain their own waste collection and disposal operations. These counties, municipalities and solid waste districts may have financial advantages due to the availability to them of user fees, charges or tax revenues and the greater availability to them of tax-exempt financing. In addition, competitors may reduce the price of their services in an effort to expand market share or to win competitively bid municipal contracts. There can be no assurance that the Company will be able to compete successfully. See "Business--Competition."

FUNDING OF FUTURE CAPITAL REQUIREMENTS

    The Company's acquisition-based growth strategy has resulted in a steady increase in its capital requirements, and such increase may continue in the future as the Company pursues its strategy. The Company has incurred working capital deficits in the past, and there can be no assurance that its available working capital will be sufficient in the future as it pursues its growth strategy. To the extent that internally generated cash, the cash available to the Company from the net proceeds of the Offering and cash available under the Credit Facility are not sufficient to provide the cash required for future operations, capital expenditures, acquisitions, debt repayment obligations and financial assurance obligations, the Company will require additional equity or debt financing in order to provide such cash. There can be no assurance, however, that such financing will be available or, if available, will be on terms satisfactory to the Company. Where appropriate, the Company may seek to minimize the use of cash to finance its acquisitions by using capital stock, assumption of indebtedness or notes. However, there can be no assurance the owners of the businesses the Company may wish to acquire will be willing to accept non-cash consideration in whole or in part. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Acquisition Program."

DEPENDENCE ON THIRD PARTY COLLECTION OPERATIONS

    A portion of the solid waste delivered to the Company's landfills is delivered by third party collection companies under informal arrangements or without long-term contracts. If these third parties discontinued their arrangements with the Company and if the Company were unable to replace these third party arrangements without incurring significant additional costs, the Company's business, financial condition and results of operations might be materially adversely affected.

LIMITATIONS ON INTERNAL EXPANSION

    The Company's operating program depends on its ability to expand and develop its landfills, transfer stations and collection operations. The process of obtaining required permits and approvals to operate or expand solid waste management facilities, including landfills and transfer stations, has become increasingly difficult and expensive, often taking several years, requiring numerous hearings and compliance with zoning, environmental and other regulatory requirements, and often being subject to resistance from citizen or other groups. There can be no assurance that the Company will be successful in obtaining the permits it requires or that such permits will not contain onerous terms and conditions. An inability to receive such permits and approvals could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Extensive Environmental and Land Use Laws and Regulations." In some areas, suitable land may be unavailable for new landfill sites. There can be no assurance that the Company will be successful in obtaining new landfill sites or expanding the permitted capacity of its current landfills once its landfill capacity has been consumed. In such event, the Company could be forced to dispose of collected waste at landfills operated by its competitors, which could have a material adverse effect on the Company's landfill revenues and collection expenses. See "Business-- Operations--Landfills."

EXTENSIVE ENVIRONMENTAL AND LAND USE LAWS AND REGULATIONS

    The Company is subject to extensive and evolving environmental and land use laws and regulations, which have become increasingly stringent in recent years as a result of greater public interest in protecting and cleaning up the environment. These laws and regulations affect the Company's business in many ways, including as set forth below. See "Business--Environmental Regulations" for further information concerning the matters set forth below.

    EXTENSIVE PERMITTING REQUIREMENTS. In order to develop and operate a landfill or other solid waste management facility, it is necessary to obtain and maintain in effect one or more facility permits and other governmental approvals, including those related to zoning, environmental and land use. In addition, the Company may be required to obtain similar permits and approvals in order to expand its existing landfill and solid waste management operations. These permits and approvals are difficult and time consuming to obtain and are frequently subject to community opposition, opposition by various local elected officials or citizens and other uncertainties. In addition, after an operating permit for a landfill or other facility is obtained, the permit may be subject to modification or revocation by the issuing agency, and it may be necessary to obtain periodically a renewal of the permit, which may reopen opportunities for opposition to the permit. Moreover, from time to time, regulatory agencies may delay the review or grant of these required permits or approvals or may modify the procedures or increase the stringency of the standards applicable to its review or grant of such permits or approvals. In addition, the Company may not be able to ensure that its landfill operations are included and remain in the solid waste management plan of the state or county in which such operations are conducted. The Company may also have difficulty obtaining host agreements with counties or local communities, or existing host communities may demand modifications of existing host agreements in connection with planned expansions, either of which could adversely affect the Company's operations and increase the Company's costs and reduce its margins. There can be no assurance that the Company will be successful in obtaining and maintaining in effect the permits and approvals required for the successful operation and growth of its business, including permits or approvals required for planned landfill expansions, and the failure by the Company to obtain or maintain in effect a permit significant to its business could materially adversely affect the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    DESIGN, OPERATION AND CLOSURE REQUIREMENTS. The design, operation and closure of landfills are subject to extensive regulations. These regulations include, among others, the regulations (the "Subtitle D Regulations") establishing minimum federal requirements adopted by the United States Environmental Protection Agency (the "EPA") in October 1991 under Subtitle D of the Resource Conservation and Recovery Act of 1976 ("RCRA"). The Subtitle D Regulations generally became effective on October 9, 1993 (except for new financial assurance requirements, which are scheduled to become effective April 9, 1997). The Subtitle D Regulations require all states to adopt regulations regarding landfill design, operation and closure requirements that are as stringent as, or more stringent than, the Subtitle D Regulations. All states in which the Company's landfills are located have in place extensive landfill regulations consistent with the Subtitle D requirements. These federal and state regulations require the Company to design the landfill in accordance with stringent technical requirements, monitor groundwater, post financial assurances, and fulfill landfill closure and post-closure obligations. These regulations could also require the Company to undertake investigatory, remedial and monitoring activities, to curtail operations or to close a landfill temporarily or permanently. Furthermore, future changes in these regulations may require the Company to modify, supplement, or replace equipment or facilities at costs which may be substantial.

    LEGAL AND ADMINISTRATIVE PROCEEDINGS. In the ordinary course of its business, the Company may become involved in a variety of legal and administrative proceedings relating to land use and environmental laws and regulations. These may include proceedings by federal, state or local agencies seeking to impose civil or criminal penalties on the Company for violations of such laws and regulations, or to impose liability on the Company under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA") or comparable state statutes, or to revoke or deny renewal of a permit; actions brought by citizens' groups, adjacent landowners or governmental entities opposing the issuance of a permit or approval to the Company or alleging violations of the permits pursuant to which the Company operates or laws or regulations to which the Company is subject; and actions seeking to impose liability on the Company for any environmental damage at its landfill sites or that its landfills or other properties may have caused to adjacent landowners or others, or at sites to which it transported waste, including groundwater or soil contamination. The Company could incur substantial legal expenses during the course of the aforementioned proceedings, and the adverse outcome of one or more of these proceedings could materially adversely affect the Company's business, financial condition and results of operations. See "Business--Legal Proceedings."

    During the ordinary course of its operations, the Company has from time to time received, and expects that it may in the future receive, citations or notices from governmental authorities that its operations are not in compliance with its permits or certain applicable environmental or land use laws and regulations. The Company generally seeks to work with the authorities to resolve the issues raised by such citations or notices. There can be no assurance, however, that the Company will always be successful in this regard, and the failure to resolve a significant issue could result in one or more of the adverse consequences to the Company described below under "Potential Liabilities."

    POTENTIAL LIABILITIES. There may be various adverse consequences to the Company in the event that a facility owned or operated by the Company (or a predecessor owner or operator whose liabilities the Company may have acquired expressly or under successor liability theories) causes environmental damage, in the event that waste transported by the Company (or a predecessor) causes environmental damage at another site, in the event that the Company fails (or a predecessor failed) to comply with applicable environmental and land use laws and regulations or the terms of a permit or outstanding consent order or in the event the Company's owned or operated facility or the soil or groundwater thereunder is or becomes contaminated. These may include the imposition of substantial monetary penalties on the Company; the issuance of an order requiring the curtailment or termination of the operations involved or affected; the revocation or denial of permits or other approvals necessary for continued operation or landfill expansion; the imposition of liability on the Company in respect of any environmental damage (including groundwater or soil contamination) at its landfill sites or that its landfills or other facilities or other Company-owned or operated facilities caused to adjacent landowners or others or environmental damage at another site associated with waste transported by the Company; the imposition of liability on the Company under CERCLA or under comparable state laws; and criminal liability for the Company or its officers. Any of the foregoing could materially adversely affect the Company's business, financial condition and results of operations.

    As described under "Business--Environmental Regulations," CERCLA and analogous state laws impose retroactive strict joint and several liability on various parties that are, or have been, associated with a site from which there has been, or is threatened, a release of any hazardous substance (as defined by CERCLA) into the environment. Liability under RCRA, CERCLA and analogous state laws may include responsibility for costs of site investigations, site cleanup, site monitoring, natural resources damages and property damages. Liabilities under RCRA, CERCLA and analogous state laws can be very substantial and, if imposed upon the Company, could materially adversely affect the Company's business, financial condition and results of operations.

    In the ordinary course of its landfill and waste management operations and in connection with its review of landfill and other operations to be acquired, the Company has discovered at one landfill, and may in the future discover at other landfills or waste management facilities, indications of groundwater contamination. In such events, the Company would seek or be required to determine the magnitude and source of the problem and, if appropriate or required by applicable regulations, to design and implement measures to remedy, or halt the spread of, the contamination. There can be no assurance, however, that contamination discovered at a landfill or at other Company sites will not result in one or more of the adverse consequences to the Company described above.

    TYPE, QUANTITY AND SOURCE LIMITATIONS. Certain permits and approvals may limit the types of waste that may be accepted at a landfill or the quantity of waste that may be accepted at a landfill during a given time period. In addition, certain permits and approvals, as well as certain state and local regulations, may limit a landfill to accepting waste that originates from specified geographic areas or seek to restrict the importation of out-of-state waste or otherwise discriminate against out-of-state waste. Generally, restrictions on the importation of out-of-state waste have not withstood judicial challenge. However, from time to time federal legislation is proposed which would allow individual states to prohibit the disposal of out-of-state waste or to limit the amount of out-of-state waste that could be imported for disposal and would require states, under certain circumstances, to reduce the amounts of waste exported to other states. Although such legislation has not yet been adopted by Congress, if this or similar legislation is enacted, states in which the Company operates landfills could act to limit or prohibit the importation of out-of-state waste. Such state actions could materially adversely affect landfills within those states that receive a significant portion of waste originating from out-of-state.

    In addition, certain states and localities may for economic or other reasons restrict the exportation of waste from their jurisdiction or require that a specified amount of waste be disposed of at facilities within their jurisdiction. In 1994, the United States Supreme Court held unconstitutional, and therefore invalid, a local ordinance that sought to impose flow controls on taking waste out of the locality. However, certain state and local jurisdictions continue to seek to enforce such restrictions and, in certain cases, the Company may elect not to challenge such restrictions based upon various considerations. In addition, the aforementioned proposed federal legislation, if adopted, could allow states and localities to impose certain flow control restrictions. These restrictions could result in the volume of waste going to landfills being reduced in certain areas, which may materially adversely affect the Company's ability to operate its landfills at their full capacity and/or affect the prices that can be charged for landfill disposal services. These restrictions may also result in higher disposal costs for the Company's collection operations. If the Company were unable to pass such higher costs through to its customers, the Company's business, financial condition and results of operations could be materially adversely affected.

LIMITED OPERATING HISTORY

    Following the Exchange (as defined in "The Company"), the Company began operating as a consolidated entity effective as of January 1, 1996. Prior to 1996, the Company's operations were conducted by ADS, Inc. ("ADS") and County Disposal, Inc. ("CDI"), two subsidiaries of the Company, the operations of which were acquired by the Company's stockholders in 1993 and 1995, respectively. Accordingly, the Company has a limited history of operating as a consolidated entity and may experience difficulties as it integrates the operations of its subsidiaries.

POTENTIAL LIABILITIES ASSOCIATED WITH ACQUISITIONS

    The businesses acquired by the Company may have liabilities that the Company did not discover or may have been unable to discover during its pre-acquisition investigations, including liabilities arising from environmental contamination or non-compliance by prior owners with environmental laws or regulatory requirements, and for which the Company, as a successor owner or operator, may be responsible. Any indemnities or warranties, due to their limited scope, amount, or duration, the financial limitations of the indemnitor or warrantor or other reasons, may not fully cover such liabilities.

DEPENDENCE ON SENIOR MANAGEMENT

    The Company is highly dependent on its senior management team. The loss of the services of any member of senior management may have a material adverse effect on the Company's business, financial condition and results of operations. In an effort to minimize this risk, the Company has entered into employment contracts with certain members of senior management. The Company does not maintain "key man" life insurance with respect to members of senior management except for a $2.0 million policy maintained on the Company's President.

LIMITS ON INSURANCE COVERAGE

    There can be no assurance that the Company's pollution liability insurance will provide sufficient coverage in the event an environmental claim were made against the Company or that the Company will be able to maintain in place such insurance at reasonable costs. An uninsured or underinsured claim of sufficient magnitude could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Liability Insurance and Bonding."

INCURRENCE OF CHARGES RELATED TO CAPITALIZED EXPENDITURES

    In accordance with generally accepted accounting principles, the Company capitalizes certain expenditures and advances relating to acquisitions, pending acquisitions and landfill development and expansion projects. Indirect acquisition costs, such as executive salaries, general corporate overhead, public affairs and other corporate services, are expensed as incurred. The Company's policy is to charge against earnings any unamortized capitalized expenditures and advances (net of any portion thereof that the Company estimates will be recoverable, through sale or otherwise) relating to any operation that is permanently shut down, any pending acquisition that is not consummated, and any landfill development or expansion project that is not or not expected to be successfully completed. Therefore, the Company may be required to incur a charge against earnings in future periods, which charge, depending upon the magnitude thereof, could materially adversely affect the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for a discussion of capitalized expenditures in connection with certain operations and projects.

USE OF ALTERNATIVES TO LANDFILL DISPOSAL

    Alternatives to landfill disposal, such as recycling and composting, are increasingly being used. In addition, incineration is an alternative to landfill disposal in certain of the Company's markets. There also has been an increasing trend at the state and local levels to mandate recycling and waste reduction at the source and to prohibit the disposal of certain type of wastes, such as yard wastes, at landfills. These developments may result in the volume of waste going to landfills being reduced in certain areas, which may affect the Company's ability to operate its landfills at their full capacity or affect the prices that can be charged for landfill disposal services. For example, Illinois, Ohio and Pennsylvania, states in which the Company operates landfills, have adopted bans on the disposal of yard waste or leaves in landfills located in those states, and all of the states in which the Company operates landfills have adopted rules restricting or limiting disposal of tires at landfills. In addition, each of the states in which the Company operates landfills has adopted plans or requirements which set goals for specified percentages of certain solid waste items to be recycled. These recycling goals are being phased in over the next few years. These alternatives, if and when adopted and implemented, may have a material adverse effect on the business, financial condition and results of operations of the Company. See "Business--Environmental Regulations--State and Local Regulations."

ABILITY TO MEET FINANCIAL ASSURANCE OBLIGATIONS

    The Company is required to post a performance bond or a bank letter of credit or to provide other forms of financial assurance in connection with closure and post-closure obligations with respect to landfills or its other solid waste management operations and may be required to provide such financial assurance in connection with municipal residential collection contracts. As of December 31, 1996, the Company had outstanding approximately $15.7 million of performance bonds. If the Company were unable to obtain surety bonds in sufficient amounts, or to provide other required forms of financial assurance, it would be unable to remain in compliance with the Subtitle D Regulations or comparable state requirements and, among other things, might be precluded from entering into certain municipal collection contracts and obtaining or holding landfill operating permits. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business-- Liability Insurance and Bonding."

SEASONALITY

    The Company's revenues tend to be somewhat lower in the winter months. This is primarily attributable to the fact that: (i) the volume of waste relating to construction and demolition activities tends to increase in the spring and summer months; and (ii) the volume of industrial and residential waste in the regions where the Company operates tends to decrease during the winter months. In addition, particularly harsh weather conditions may delay the development of landfill capacity and otherwise result in the temporary suspension of certain of the Company's operations and could materially adversely affect the Company's overall business, financial condition and results of operations.

CONTROL BY EXISTING STOCKHOLDERS


    Immediately following the Offering, certain of the Company's principal stockholders (Charterhouse Environmental Holdings L.L.C., Charterhouse Equity Partners II, L.P. and CDI Equity, LLC) will beneficially own approximately 40.6% of the outstanding shares of the Company's Common Stock. See "Principal Stockholders." As a result, such persons will have the ability to exercise significant influence over all matters requiring stockholder approval, such as the election of directors, mergers and acquisitions. Such a high level of ownership by such persons and entities may have a significant effect in delaying, deferring or preventing a change in control of the Company.


ANTI-TAKEOVER PROVISIONS

    The Board of Directors may issue up to 5,000,000 shares of Preferred Stock in the future without stockholder approval upon such terms as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying or preventing a change in control of the Company without further action by the stockholders. The Company has no present plans to issue any shares of Preferred Stock. See "Description of Capital Stock-- Undesignated Preferred Stock." In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control of the Company. See "Description of Capital Stock--Delaware Anti-Takeover Law and Certain Charter Provisions."

SHARES ELIGIBLE FOR FUTURE SALE; POSSIBLE ADVERSE EFFECT ON FUTURE MARKET PRICE


    Sale of substantial amounts of shares in the public market or the prospect of such sales could adversely affect the market price of the Company's Common Stock. Upon completion of the Offering, the Company will have outstanding 12,372,501 shares of Common Stock, of which 6,662,500 shares will be freely tradeable. The Company's officers and directors and Charterhouse Environmental Holdings L.L.C., Charterhouse Equity Partners II, L.P. and CDI Equity, LLC who beneficially own an aggregate of 5,444,648 shares of Common Stock or options or warrants to purchase shares of Common Stock, have agreed not to sell, offer to sell, distribute, pledge, grant any option for the sale of, or otherwise dispose of, directly or indirectly, or encumber or exercise registration rights with respect to such securities for 180 days after the date of this Prospectus without the prior written consent of Oppenheimer & Co., Inc. In its sole discretion and at any time without notice, Oppenheimer & Co., Inc. may release all or any portion of the shares subject to lock-up agreements. In addition, following 180 days after the Offering, the holders of 5,023,371 shares of Common Stock and warrants to purchase 168,905 shares of Common Stock have demand and "piggy-back" rights with respect to the registration of such shares of Common Stock for sale to the public. If such holders, by exercising their registration rights, cause a large number of shares to be sold in the public market, such sales could have an adverse effect on the market price for the Company's Common Stock. Furthermore, if the Company is required to include such shares in Company-initiated registration statements, this could have an adverse effect on the Company's ability to raise needed capital. See "Shares Eligible for Future Sale" and "Underwriting." As of March 31, 1997, there were outstanding options to purchase a total of 1,164,673 shares of Common Stock and warrants to purchase a total of 168,905 shares of Common Stock. See "Management--1996 Stock Option Plan."


ABSENCE OF DIVIDENDS

    The Company has never declared or paid dividends on its Common Stock and does not anticipate paying dividends in the foreseeable future. See "Dividend Policy."

                                  THE COMPANY

    American Disposal Services, Inc. was incorporated in the State of Delaware in November 1995. The Company is the sole stockholder of ADS, an Oklahoma corporation that was formed in January 1991, and CDI, a Delaware corporation that was formed in April 1995. The Company acquired all the shares of the common stock of ADS and CDI, effective as of January 1, 1996, in exchange for which the previous stockholders of ADS and CDI received shares of the Company's Common Stock (the "Exchange"). As part of the Exchange, all options and warrants that had previously been granted by ADS and CDI were cancelled in exchange for options and warrants granted by the Company. In addition, effective as of May 31, 1996, the Company completed a 13.5-for-1 stock split of the Company's Common Stock (the "Stock Split"; together with the Exchange, the "Restructuring").


    In January 1993, affiliates of Charterhouse Group International, Inc. ("Charterhouse") acquired a majority interest in ADS, the primary asset of which was the Pittsburg County landfill near McAlester, Oklahoma. In connection with the Charterhouse investment, ADS recruited the Company's President in January 1993, and assembled the balance of the Company's senior management team from 1993 to the present. As a result of the management team's substantial experience in the solid waste industry and the financial expertise and capital provided by Charterhouse, the Company was able to finance its acquisition-based growth strategy, which from the outset focused primarily on the identification and acquisition of solid waste landfills located in secondary markets. Using this strategy, CDI acquired three landfills in Illinois, Ohio and western Pennsylvania in 1995 (the "CDI Acquisition"). Since January 1993, the Company has acquired 39 solid waste businesses, including five solid waste landfills and 34 solid waste collection companies.


    As part of its acquisition-based growth strategy, the Company has recently consummated the Indiana Acquisition and has entered into a definitive agreement to acquire substantially all of the assets of Liberty Disposal. The Indiana Acquisition offers the Company the opportunity to enter a new market while the Pending Acquisition will significantly enhance the Company's market share in the Rhode Island region.

    The Company's principal executive offices are located at 745 McClintock Drive, Suite 305, Burr Ridge, Illinois 60521, and its telephone number is (630) 655-1105.

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the shares of Common Stock
offered hereby are estimated to be $         million ($    million if the
Underwriters' over-allotment option is exercised in full). The Company intends to apply the net proceeds of the Offering to repay amounts outstanding under the expansion facility under the Credit Facility and to fund the Pending Acquisition. The net proceeds of the Offering that have not been applied to repay amounts outstanding under the expansion facility under the Credit Facility and to fund the Pending Acquisition will be available for possible future acquisitions and for working capital and general corporate purposes. As of April 30, 1997, the expansion facility bears interest at a base rate plus 0.75% or at a rate of LIBOR plus 2.50% per annum and has a maturity date of June 30, 2001. As of April 30, 1997, $116.4 million of debt under the Credit Facility was outstanding. The Company intends to draw down on the Credit Facility from time to time in order to fund future acquisitions in whole or in part. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Risk Factors--Discretion of Management to Allocate Offering Proceeds." While the Company has entered into letters of intent for certain proposed acquisitions other than the Pending Acquisition, these proposed transactions are not material to the Company's business.

                          PRICE RANGE OF COMMON STOCK

    The Common Stock of the Company has been quoted on the Nasdaq National Market under the symbol ("ADSI") since July 26, 1996, the date of the commencement of the Company's initial public offering. The following table sets forth, for the periods indicated, the high and low closing prices of the Common Stock as reported on the Nasdaq National Market:


                      HIGH        LOW
                     -------    -------
1996
3rd Quarter......... $18.25     $9.00
4th Quarter......... $18.50     $15.50
1997
1st Quarter......... $18.00     $16.50
2nd Quarter (through
 May 1, 1997)....... $19.75     $16.38



    On May 1, 1997, the last reported sales price of the Common Stock was $17.00 per share and there were approximately 72 registered holders of the Common Stock.


                                DIVIDEND POLICY

    The Company has never declared or paid any dividends on its Common Stock, and neither ADS nor CDI has declared or paid any dividends on its common stock. The Company and its Board of Directors currently intend to retain any earnings for use in the operation and expansion of the Company's business and do not anticipate paying any dividends on the Common Stock for the foreseeable future. The Credit Facility prohibits the payment of cash dividends without prior bank approval. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                 CAPITALIZATION

    The following table sets forth: (i) the current portion of long-term obligations and the actual capitalization of the Company at December 31, 1996; and (ii) the capitalization of the Company at December 31, 1996 as adjusted to reflect the sale of 3,500,000 shares of Common Stock offered hereby and the application of the estimated net proceeds of the Offering to repay amounts outstanding under the expansion facility under the Credit Facility and to fund the Pending Acquisition and related costs. See "Use of Proceeds."

                                                                                              DECEMBER 31, 1996
                                                                                            ----------------------
                                                                                                            AS
                                                                                              ACTUAL     ADJUSTED
                                                                                            ----------  ----------

                                                                                                (IN THOUSANDS)
Current portion of long-term obligations..................................................  $    2,572  $    2,572
                                                                                            ----------  ----------
                                                                                            ----------  ----------
Long-term obligations.....................................................................  $   65,445  $   54,554
Stockholders' equity (1):
  Preferred stock: 5,000,000 shares authorized; no shares issued or outstanding...........          --          --
  Common stock: 20,000,000 shares authorized; 8,872,381 shares issued and outstanding;
    12,372,381 shares issued and outstanding as adjusted..................................          89         124
  Warrants outstanding....................................................................         107         107
  Additional paid-in capital..............................................................      66,170     120,565
  Accumulated deficit.....................................................................      (8,269)     (8,269)
                                                                                            ----------  ----------
    Total stockholders' equity............................................................      58,097     112,527
                                                                                            ----------  ----------
      Total capitalization................................................................  $  123,542  $  167,081
                                                                                            ----------  ----------
                                                                                            ----------  ----------

------------------------

(1) Excludes 525,000 additional shares of Common Stock that may be sold pursuant to the Underwriters' over-allotment option and 1,332,039 shares of Common Stock reserved for issuance pursuant to stock options and outstanding warrants.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table presents selected consolidated statement of operations, balance sheet, other data and pro forma financial data of the Company for the periods presented. See "The Company" and the Notes to Consolidated Financial Statements and pro forma financial data included elsewhere herein for information concerning the basis of presentation. The following selected consolidated financial data as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 have been derived from the audited consolidated financial statements of the Company included elsewhere in this Prospectus and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The pro forma financial data as of and for the year ended December 31, 1996 has been derived from the pro forma consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data as of December 31, 1992, 1993 and 1994 and for the years ended December 31, 1992 and 1993 are derived from audited consolidated financial statements that are not included herein.


                                                                                                                PRO FORMA
                                                                  YEARS ENDED DECEMBER 31,                     YEAR ENDED
                                                 -----------------------------------------------------------  DECEMBER 31,
                                                    1992        1993         1994        1995        1996        1996(1)
                                                 ----------  -----------  ----------  ----------  ----------  -------------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNT)
STATEMENT OF OPERATIONS DATA:
Revenues.......................................   $     146   $    7,730   $  18,517   $  30,004   $  56,804  $      76,792
Cost of operations.............................         249        5,750      12,647      17,286      30,376         41,518
Selling, general and administrative expenses...         625        1,646       4,910       5,882       8,328         10,438
Depreciation and amortization expense..........         100        1,166       3,226       6,308      12,334         15,261
                                                 ----------  -----------  ----------  ----------  ----------  -------------
Operating income (loss)........................        (828)        (832)     (2,266)        528       5,766          9,575
Interest expense...............................         (26)        (417)     (1,497)     (3,030)     (5,745)        (4,821)
Interest income................................          --           35           2         189         260            260
Other income...................................          --           --          --          --         179            179
                                                 ----------  -----------  ----------  ----------  ----------  -------------
Income (loss) before income taxes and
  extraordinary item...........................        (854)      (1,214)     (3,761)     (2,313)        460          5,193
Income tax benefit (expense)...................          --          391       1,372        (332)       (245)        (1,669)
                                                 ----------  -----------  ----------  ----------  ----------  -------------
Income (loss) before extraordinary item........        (854)        (823)     (2,389)     (2,645)        215  $       3,524
                                                                                                              -------------
                                                                                                              -------------
Extraordinary item--gain (loss) on early
  retirement of debt...........................          --           74          --        (908)       (476)
                                                 ----------  -----------  ----------  ----------  ----------
Net income (loss)..............................        (854)        (749)     (2,389)     (3,553)       (261)
Preferred stock dividend.......................          --           --          --        (190)       (109)
                                                 ----------  -----------  ----------  ----------  ----------
Net loss applicable to common stockholders.....   $    (854)  $     (749)  $  (2,389)  $  (3,743)  $    (370)
                                                 ----------  -----------  ----------  ----------  ----------
                                                 ----------  -----------  ----------  ----------  ----------
Per share of common stock:
Income (loss) before extraordinary item........   $   (2.14)  $     (.58)  $    (.99)  $    (.80)  $     .02
Extraordinary item.............................          --          .05          --        (.26)       (.07)
                                                 ----------  -----------  ----------  ----------  ----------
Net loss.......................................   $   (2.14)  $     (.53)  $    (.99)  $   (1.06)  $    (.05)
                                                 ----------  -----------  ----------  ----------  ----------
                                                 ----------  -----------  ----------  ----------  ----------
Pro forma net income per share of common
  stock........................................                                                               $        0.32
                                                                                                              -------------
                                                                                                              -------------
Weighted average common stock and common stock
  equivalent shares used to calculate per share
  amounts......................................     399,465    1,406,219   2,411,381   3,527,688   7,063,928
Pro forma weighted average common stock and
  common stock equivalent shares used to
  calculate pro forma net income per share.....                                                                  11,118,854
OTHER DATA:
Net cash provided by (used in) operating
  activities...................................  $     (220) $      (388) $   (1,124) $    5,601  $   11,705
Net cash used in investing activities..........         (72)     (23,061)     (6,180)    (68,374)    (39,032)
Net cash provided by financing activities......         200       25,571       5,718      68,608      23,245
EBITDA(2)......................................        (728)         334         960       6,836      18,100
EBITDA margin(3)...............................      (498.6)%         4.3%        5.2%       22.8%       31.9%

                                                                          DECEMBER 31,                        AS ADJUSTED
                                                     -------------------------------------------------------  DECEMBER 31,
                                                       1992       1993       1994        1995        1996       1996(4)
                                                     ---------  ---------  ---------  ----------  ----------  ------------
                                                                                (IN THOUSANDS)
BALANCE SHEET DATA(5):
Cash and cash equivalents..........................  $      12  $   2,134  $     548  $    6,383  $    2,301   $    2,301
Working capital (deficit)..........................       (332)       788     (2,237)     (8,819)      1,219        2,154
Property and equipment, net........................        467     15,156     17,062      81,250      93,692      117,117
Total assets.......................................        705     35,651     37,557     114,693     144,986      189,669
Long-term debt and capital lease obligations, net
  of current portion...............................         --     16,073     18,487      48,789      65,445       54,554
Redeemable preferred stock.........................         --         --         --       1,908          --           --
Stockholders' equity...............................         89     12,531     12,132      33,855      58,097      112,527


------------------------

(1) The pro forma information for the year ended December 31, 1996 gives effect to the Indiana Acquisition, the Pending Acquisition, the Offering and the application of the estimated proceeds therefrom, as described in "Use of Proceeds," as if each of the foregoing had occurred or been in effect on January 1, 1996.


(2) EBITDA represents operating income plus depreciation and amortization. While EBITDA data should not be construed as a substitute for operating income, net income (loss) or cash flows from operations in analyzing the Company's operating performance, financial position and cash flows, the Company has included EBITDA data (which are not a measure of financial performance under generally accepted accounting principles) because it understands that such data are commonly used by certain investors to evaluate a company's performance in the solid waste industry. EBITDA, as measured by the Company, might not be comparable to similarly titled measures reported by other companies. Funds depicted by the EBITDA measure are not available for management's discretionary use due to required debt service and other commitments or uncertainties.


(3) EBITDA margin represents EBITDA expressed as a percentage of revenues.

(4) Adjusted to give effect to the events described in (1) above as if each of the foregoing had occurred on December 31, 1996.


(5) The Company has not declared or paid dividends on Common Stock in any of the periods presented. The Credit Facility prohibits the payment of cash dividends without prior bank approval.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the "Selected Consolidated Financial Data," the Company's Consolidated Financial Statements and the notes thereto, the Company's Unaudited Pro Forma Consolidated Financial Statements and the notes thereto, Liberty Disposal's Financial Statements and the notes thereto and Waste Management, Inc. Evansville, Indiana Operations ("WMX-Evansville") Financial Statements and the notes thereto, included elsewhere herein.

INTRODUCTION

    The Company has adopted an acquisition-based growth strategy that focuses principally on: (i) the identification and acquisition of solid waste landfills located in secondary markets that are within approximately 125 miles of significant metropolitan centers; and (ii) securing dedicated waste streams for such landfills by the acquisition or development of transfer stations and the acquisition of collection companies. The Company has completed 37 acquisitions since January 1993. All of these acquisitions were accounted for under the purchase method of accounting for business combinations. Accordingly, the amortization of goodwill and landfill airspace reflects the fair market value of the Company's assets at the time of their acquisition rather than their historical cost basis, and the results of operations for such acquired businesses are included in the Company's financial statements only from the applicable date of acquisition. As a result, the Company believes its historical results of operations for the periods presented are not directly comparable.

    There are several other aspects of the Company's growth strategy that cause management to believe that the Company's historical results of operations may not be consistent with future performance, including the following:

    - CONCENTRATION OF LANDFILL ASSETS. Since the CDI Acquisition, the mix of the Company's assets has been concentrated in landfills, as opposed to collection and transfer station operations. As a result of goodwill associated with the Company's acquisitions and the amortization expense associated with its landfill assets and closure obligations, the amount of depreciation and amortization as a percentage of the Company's revenues for the year ended December 31, 1996 was relatively high as compared to other solid waste companies (21.7%). Management believes that this percentage will decline as the Company further penetrates the market in its Illinois, southwestern Indiana, Missouri, Ohio, western Pennsylvania and Rhode Island regions by acquiring or developing transfer stations, acquiring collection operations and making "tuck-in" acquisitions of collection companies.

    - MANAGEMENT CAPABILITIES. Since 1993, the Company has assembled a management team with substantial experience in the solid waste industry. The Company believes that its senior management team has the ability to manage the Company's operations as they expand. Therefore, the Company believes that the amount of selling, general and administrative expenses is likely to decline as a percentage of revenues as the Company grows.

    - CELL DEVELOPMENT COSTS. Cells developed to date at the landfills acquired in the CDI Acquisition have been constructed with double liner composite systems. However, in September 1996, the Livingston, Illinois landfill received a permit to construct cells utilizing a single liner composite system. The Company continues to explore the possibility of using alternative design systems at its Ohio landfill, which should result in lower cell development costs.

    Consistent with its operating program, the Company believes acquisitions of solid waste companies will have a positive impact on its future results of operations and, accordingly, believes that the Company's historical results should be considered in conjunction with the Unaudited Pro Forma Consolidated Financial Statements and the notes thereto included elsewhere herein. Additionally, neither the historical nor the pro forma results of operations fully reflect the operating efficiencies and improvements that are expected to be achieved by integrating acquired businesses, internalizing waste flows to the Company's landfills and realizing other synergies. See "Business--Strategy."

GENERAL

    REVENUES. The Company's revenues are attributable primarily to fees charged to customers for waste collection, transfer and disposal services. The Company's collection services are generally provided under direct agreements with its customers or pursuant to contracts with municipalities. Commercial and municipal contract terms, where used, generally range from one to five years and commonly have automatic renewal options. A relatively small portion of such agreements also provide for the prepayment of certain fees, which fees are reflected as deferred revenues. The table below shows, for the periods indicated, the percentage of the Company's total revenues attributable to services provided:

                                                                                           YEARS ENDED DECEMBER 31,
                                                                                        -------------------------------
                                                                                          1994       1995       1996
                                                                                        ---------  ---------  ---------
Collection(1).........................................................................       68.0%      55.3%      47.5%
Transfer..............................................................................        9.1        5.0        2.1
Landfill(1)...........................................................................       22.8       39.0       49.9
Other.................................................................................        0.1        0.7        0.5
                                                                                        ---------  ---------  ---------
    Total Revenues....................................................................      100.0%     100.0%     100.0%
                                                                                        ---------  ---------  ---------
                                                                                        ---------  ---------  ---------

------------------------

(1) The portion of collection revenues attributable to disposal charges for waste collected by the Company and disposed of at the Company's landfills has been excluded from collection revenues and included in landfill revenues.

    A component of the Company's business strategy is to maximize internalization of waste it collects and thereby realize higher margins from its operations. By disposing of waste at Company-owned landfills, the Company retains the margin generated through disposal operations that would otherwise be earned by third-party landfills. During the year ended December 31, 1996, 93% of the total tonnage collected by the Company was disposed of at Company-owned landfills. This represents approximately 34% of the total tonnage disposed of at Company-owned landfills in the year ended December 31, 1996. During such period, the Company's captive waste (consisting of waste collected by the Company and delivered to any of its landfills and waste delivered to any of the Company's landfills by third-party haulers under long-term collection contracts) constituted an average of approximately 61% of the solid waste disposed of at its landfills.

    EXPENSES. Cost of operations include labor, maintenance and repairs, equipment and facility rent, utilities and taxes, the costs of ongoing environmental compliance, safety and insurance, disposal costs and costs of independent haulers transporting Company waste to disposal sites. Disposal costs include certain landfill taxes, host community fees, landfill site maintenance, fuel and other equipment operating expenses and provision for post-closure expenses, consisting of cap maintenance, groundwater monitoring, methane gas control and recovery and leachate treatment/disposal, anticipated to be incurred in the future.

    Selling, general and administrative ("SG&A") expenses include management, clerical and administrative compensation, overhead, sales costs, community relations expenses, provisions for estimated uncollectible accounts receivable and unrealizable acquisition costs and management fees paid to an affiliate of Charterhouse (which terminated upon closing of the Company's initial public offering in July 1996).

    Depreciation and amortization expense includes depreciation of fixed assets, closure costs and amortization of landfill airspace, goodwill, other intangibles and loan origination fees. The amount of landfill amortization expense related to airspace consumption can vary materially from landfill to landfill depending upon the purchase price, landfill configuration and cell development costs.

    Certain direct landfill development costs, such as engineering, upgrading, construction and permitting costs, are capitalized and amortized based on airspace consumed. All of the Company's capitalized expenditures relating to cell development and landfill expansion work are in connection with cells for which the Company holds a permit for development. The Company believes that the costs associated with engineering, owning and operating landfills will increase in the future as a result of federal, state and local regulations and a growing community awareness of the landfill permitting process. Although there can be no assurance, the Company believes that it will be able to implement price increases sufficient to offset these increased expenses. All indirect landfill development costs, such as executive salaries, general corporate overhead, public affairs and other corporate services, are expensed as incurred.


    The Company capitalizes engineering, legal, accounting and other direct costs incurred in connection with potential acquisitions, accounted for using the purchase method for business combinations. The Company, however, routinely evaluates such capitalized costs and expenses those costs related to acquisitions not likely to occur. Indirect acquisition costs, such as executive salaries, general corporate overhead and other corporate services, are expensed as incurred.

    Accrued closure and post-closure costs represent an estimate of the current value of the future obligations associated with closure and post-closure monitoring of non-hazardous solid waste landfills currently owned by the Company. Site specific closure and post-closure engineering cost estimates are prepared annually for landfills owned by the Company. Estimated costs are accrued based on accepted tonnage as landfill airspace is consumed. The Company periodically updates its estimates of future closure and post-closure costs. These changes are accounted for on a prospective basis. The Company expects its closure and post-closure costs per ton to decrease as it expands landfill capacity and as such costs are amortized over greater airspace.

    The Company has estimated that, as of December 31, 1996, closure costs expected to occur during the operating lives of these facilities and expensed over these facilities' useful lives will approximate $35.2 million. In addition, the Company has estimated that, as of December 31, 1996, total costs for post-closure activities, including cap maintenance, groundwater monitoring, methane gas control and recovery and leachate treatment/disposal for up to 30 years after closure in certain cases, will be approximately $10.9 million. The December 31, 1995 and 1996 accruals for landfill closure and post-closure costs (including costs assumed through acquisitions) were approximately $6.2 million and $7.6 million, respectively. The accruals reflect relatively young landfills with estimated remaining lives, based on current waste flows, that range from approximately three to 50 years, and an estimated average remaining life of greater than 20 years.

    THE INDIANA ACQUISITION AND THE PENDING ACQUISITION

    Revenues of WMX-Evansville increased to $13.0 million in 1996 compared to $9.8 million in 1995, primarily due to the full year impact of acquisitions completed in 1995 and, to a lesser extent, internal growth in 1996. Direct operating profit increased to $2.2 million in 1996 compared to $1.4 million in 1995, due to the same factors.

    Revenues of Liberty Disposal were $7.0 million in 1996 compared to $7.3 million in 1995. Revenues in 1995 were positively impacted by one-time revenues associated with large construction projects. Operating income decreased to $303,000 in 1996 compared to $900,000 in 1995, primarily due to increased related party compensation and, to a lesser extent, advertising expenses. Net income decreased to $219,000 in 1996 compared to $787,000 in 1995 due to the same factors.

RESULTS OF OPERATIONS

    The following table sets forth items in the Company's consolidated statement of operations as a percentage of revenues for the periods indicated.


                                                                                    YEARS ENDED DECEMBER 31,
                                                                                 -------------------------------
                                                                                   1994       1995       1996
                                                                                 ---------  ---------  ---------
Revenues.......................................................................      100.0%     100.0%     100.0%
Cost of operations.............................................................       68.3       57.6       53.5
Selling, general and administrative expenses...................................       26.5       19.6       14.6
Depreciation and amortization expenses.........................................       17.4       21.0       21.7
                                                                                 ---------  ---------  ---------
Operating income (loss)........................................................      (12.2)       1.8       10.2
Interest expense, net..........................................................       (8.1)      (9.5)      (9.7)
Other income...................................................................         --         --        0.3
Income tax benefit (expense)...................................................        7.4       (1.1)      (0.5)
Extraordinary loss, net of income tax..........................................         --       (3.0)      (0.8)
                                                                                 ---------  ---------  ---------
    Net loss...................................................................      (12.9)%     (11.8)%      (0.5)%
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------
EBITDA margin(1)...............................................................        5.2%      22.8%      31.9%


------------------------


(1) EBITDA margin represents EBITDA expressed as a percentage of revenues.


YEARS ENDED DECEMBER 31, 1996 AND 1995


    REVENUES. Revenues in 1996 were $56.8 million compared to $30.0 million in 1995. Approximately $17.1 million of the increase was attributable to the impact of the full year contribution from the CDI Acquisition, which was acquired by the Company in separate closings in June, August and November of 1995. In addition, the Company completed 16 acquisitions in 1996, which accounted for approximately $6.3 million of the increase in revenues.


    COST OF OPERATIONS. Cost of operations in 1996 was $30.4 million compared to $17.3 million in 1995, an increase corresponding primarily to the Company's revenue growth described above. As a percentage of revenues, cost of operations declined to 53.5% in 1996 from 57.6% in 1995, due primarily to the following factors. The Company's proportion of landfill operations, which generally have lower operating costs than collection operations, has increased as a result of the full year contribution of the CDI Acquisition. In addition, operating cost savings occurred as a result of the consolidation of the acquired Missouri collection operations and the full year impact of the new transfer stations opened in the Missouri region.

    SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. SG&A expenses were $8.3 million in 1996 compared to $5.9 million in 1995. The increase in the SG&A expenses resulted from the full year impact of the CDI Acquisition as well as increased expenses from the 16 acquisitions completed in 1996. As a percentage of revenues, SG&A expenses declined to 14.6% in 1996 from 19.6% in 1995. The decrease in SG&A expense as a percentage of revenues was due primarily to a significant increase in revenue, while corporate and other related administrative expenses increased moderately. In 1996, the Company terminated a management agreement with an affiliate of its principal shareholder, pursuant to which a management fee of $466,000 was paid in 1996.

    DEPRECIATION AND AMORTIZATION EXPENSE. Depreciation and amortization expense for 1996 was $12.3 million compared to $6.3 million in 1995. The increase is due primarily to the CDI Acquisition which significantly increased landfill airspace amortization and provision for closure costs, and to a lesser extent, the capital expenditures and goodwill associated with acquisitions consummated in 1996. As a percentage of revenues, depreciation and amortization expense was 21.7% during 1996 versus 21.0% in 1995. The relatively high percentages are primarily due to the configuration of the Wheatland landfill in 1995 and the high concentration of the Company's assets in landfills following the CDI Acquisition in 1996. Depreciation and amortization expense is expected to decline as a percentage of revenues in future periods as the concentration of the Company's assets in landfills diminishes due to the full year impact of the 1996 collection company acquisitions and as the Company reduces future cell development cost. Net fixed assets increased to $93.7 million in 1996 from $81.3 million in 1995 and goodwill, net of accumulated amortization expense, increased to $31.2 million in 1996 from $15.7 million in 1995.

    NET INTEREST EXPENSE. Net interest expense was $5.5 million in 1996 compared to $2.8 million in 1995. This increase is attributable to the full year impact of additional debt incurred to complete the CDI Acquisition and the 16 acquisitions completed in 1996.

    INCOME TAXES. The Company recorded an income tax provision of $245,000 and $332,000 for 1996 and 1995, respectively. The 1996 provision reflects the Company having consolidated taxable income of $460,000. Although the Company recorded a net loss in 1995, the Company recorded an income tax provision because the Company's subsidiaries were not then consolidated and CDI reported a profit.

    EXTRAORDINARY LOSS. In 1996, the Company recognized an extraordinary loss of $476,000, representing the write-off of unamortized debt issuance costs in connection with the refinancing of its prior credit facility.

YEARS ENDED DECEMBER 31, 1995 AND 1994

    REVENUES. Revenues in 1995 were $30.0 million compared to $18.5 million in 1994. The increase in revenues was due primarily to the effects of the CDI Acquisition and, to a lesser extent, price and volume increases attributable to existing operations. Revenues of $10.1 million in 1995 were generated from companies acquired during 1995, while increases in revenue attributable to operations acquired prior to 1996 amounted to $1.3 million.

    COST OF OPERATIONS. Cost of operations in 1995 was $17.3 million compared to $12.6 million in 1994. This increase in costs was attributable primarily to increases in the Company's revenues described above. As a percentage of revenues, cost of operations was 57.6% in 1995 compared to 68.3% in 1994. This decrease was due primarily to operating efficiencies and improvements from the Company's development of its Missouri region and the impact of the CDI Acquisition, which shifted the relative proportion of the Company's assets toward landfills that typically operate at higher margins than collection operations.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses were $5.9 million in 1995 compared to $4.9 million in 1994. The increase was a result of expenses associated with the CDI Acquisition, expenses incurred in connection with the Company's increase in personnel and other expenses related to the anticipated expansion of the Company's operations. SG&A expenses as a percentage of revenues were 19.6% in 1995 compared to 26.5% in 1994.

    DEPRECIATION AND AMORTIZATION EXPENSE. Depreciation and amortization expense in 1995 was $6.3 million compared to $3.2 million in 1994. The increase in depreciation and amortization expense is due to the acquisition of the CDI landfills, with their relatively higher depreciation and amortization expense compared to depreciation and amortization expense of collection operations, depreciation of increased capital expenditures and a one time write-off of $505,000 following the Company's election in 1995 not to pursue the enforcement of several covenants not to compete. Net fixed assets increased to $81.3 million in 1995 from $17.1 million in 1994 and goodwill, net of accumulated amortization expense, increased to $15.7 million in 1995 from $13.6 million in 1994.

    NET INTEREST EXPENSE. Net interest expense increased to $2.8 million in 1995 from $1.5 million in 1994. This increase primarily reflects increased indebtedness incurred in connection with acquisitions and capital expenditures.

    INCOME TAXES. Although the Company recorded a net loss in 1995, the Company recorded an income tax expense of $300,000 in 1995 because the Company's subsidiaries were not then consolidated and CDI reported a profit in 1995. The Company recorded an income tax benefit of $1.4 million in 1994. See Note 6 of the Notes to Consolidated Financial Statements included elsewhere herein.

    EXTRAORDINARY LOSS. In 1995, the Company recognized an extraordinary loss of $908,000, representing unamortized deferred debt issuance cost in connection with the extinguishment of debt outstanding under a prior credit facility.

LIQUIDITY AND CAPITAL RESOURCES

    Due to the capital intensive nature of the solid waste industry, the Company has used, and expects to continue using, substantially all cash generated from operations to fund acquisitions, capital expenditures and landfill development. Certain operating equipment has also been acquired using leases which have short and medium-term maturities. As a result, the Company has incurred working capital deficits in the past, and there can be no assurance that its available working capital will be sufficient in the future as it pursues its acquisition-based growth strategy. Historically, the Company has satisfied its acquisition, capital expenditure and working capital needs primarily through equity and bank financings. There can be no assurance that such financing will continue to be available.


    Operating activities provided net cash of $11.7 million in the year ended December 31, 1996, compared to $5.6 million in the year ended December 31, 1995. From 1995 to 1996, depreciation and amortization expense increased by $6.0 million and accounts payable, accrued liabilities and accrued environmental and landfill costs increased by $1.5 million. The increase in each of these items was primarily due to increases in environmental and landfill costs, which correlated with the significant increase in landfill revenues resulting from the full year impact of the CDI Acquisition. From 1994 to 1995, depreciation and amortization expense increased by $3.1 million and accounts payable, accrued liabilities and accrued environmental and landfill costs increased by $1.8 million, primarily due to the CDI Acquisition.



    Investing activities used net cash of $39.0 million and $68.4 million in the years ended December 31, 1996 and 1995, respectively. The Company's capital expenditure and working capital requirements have increased significantly, reflecting the Company's rapid growth by acquisition and development of revenue producing assets and will increase further as the Company continues to pursue its acquisition-based growth strategy. During 1994, the Company spent $5.6 million on capital expenditures, of which $1.7 million was for cell development at the Company's initial two landfills. During 1995, when the Company acquired the three CDI landfills, the Company spent $6.2 million on capital expenditures, of which $4.9 million was for cell development. In connection with such acquisitions, the Company required $25.5 million in equity infusions from its principal stockholders and $36.7 million in bank debt. In 1996, the Company spent $14.0 million for capital expenditures, of which $9.0 million was used for cell development. The increase in cell development costs in 1996 over 1995 was due to the Company's ownership of the Clarion, Livingston and Wyandot landfills for the entire year and the fact that increased volumes at the landfills necessitated cell development prior to the winter season when construction activities cease. In 1997, in addition to the Pending Acquisition, which will be funded by the net proceeds of the Offering, the Company expects to spend approximately $14.5 million for capital expenditures, of which $9.0 million is anticipated to be used for cell development.


    Financing activities provided net cash of $23.2 million, $68.6 million and $5.7 million in the years ended December 31, 1996, 1995 and 1994, respectively. Net cash provided by financing activities in 1996 reflects the application of the net proceeds from the Company's initial public offering, net proceeds from the refinancing of the Company's credit facilities and repayment of a note payable to a stockholder. Net cash provided by financing activities in 1995 reflects the proceeds from the issuance of a $12.5 million note payable and $25.5 million in equity to the Company's principal stockholders and increased borrowings under the Company's prior credit facility incurred in connection with the CDI Acquisiton.

    In March 1997, the Company increased the amount of its revolving and term loan credit facility with ING (U.S.) Capital Corporation, as administrative agent for the lenders, and Morgan Guaranty Trust

Company of New York, as documentation agent for the lenders, from $110 million to $125 million. The Credit Facility provides the Company with a term loan of $25 million, a $5 million revolving credit facility for working capital purposes, and a $95 million expansion facility, that may only be used for acquisitions. The various loans and lines of credit under the Credit Facility bear interest at rates per annum equal to, at the Company's discretion, either:
(i) the higher of (a) the federal funds rate plus 0.5% and (b) the prime rate, plus an applicable margin ranging from 0% to 1.5%; or (ii) the London Interbank Offered Rate ("LIBOR"), plus an applicable margin ranging from 1.5% to 3.25%, and have maturities ranging from 2001 to 2003. As of December 31, 1996, the Company had borrowed $66.3 million under the Credit Facility. As of such date, the interest rates on the various loans and lines of credit under the Credit Facility ranged from 8.63% to 9.50% and the total unused availability under the Credit Facility was $43.7 million, of which $10.0 million may be used for working capital purposes and $33.7 million may be used for acquisitions. During the year ended December 31, 1996, the Company's operating income plus depreciation and amortization ("EBITDA") was $18.1 million and interest expense during this period was $5.7 million. The Company's ability to use the expansion facility is based upon a number of covenants, including the maintenance of specified debt to equity and fixed charge coverage ratios. The Company is in compliance with the terms of these covenants. Other covenants contain limitations on the payments of dividends, the incurrence of additional debt and the use of proceeds from certain debt or equity issuances. The Company may use proceeds from the Offering to repay indebtedness and then reborrow under the expansion facility. The Company is in discussions to establish a significantly larger credit facility that would afford the Company greater financing flexibility and reduce borrowing costs.

    The Company intends to satisfy its interest obligations as well as future capital expenditures and working capital requirements, with cash flows from operations and borrowings under the Credit Facility. However, the Company may need to raise additional capital to fund the acquisition and integration of additional solid waste businesses. The Company may raise such funds through bank financings or public or private offerings of its securities. There can be no assurance that the Company will be able to secure such funding, if necessary, on favorable terms, if at all. If the Company is not successful in securing such funding, the Company's ability to pursue its business strategy may be impaired and results of operations for future periods may be adversely affected. See "Risk Factors--Funding of Future Capital Requirements."

    The Company expects that Subtitle D and other regulations that apply to the non-hazardous waste disposal industry will require the Company, as well as others in the industry, to alter operations and to modify or replace existing facilities. Such expenditures have been and will continue to be substantial. Regulatory changes could accelerate expenditures for closure and post-closure monitoring and obligate the Company to spend sums in addition to those presently reserved for such purposes. These factors, together with the other factors discussed above, could substantially increase the Company's operating costs. See "Risk Factors--Extensive Environmental and Land Use Laws and Regulations."

INFLATION AND PREVAILING ECONOMIC CONDITIONS

    To date, inflation has not had a significant impact on the Company's operations. Consistent with industry practice, most of the Company's contracts provide for a pass through of certain costs, including increases in landfill tipping fees and, in some cases, fuel costs. The Company therefore believes it should be able to implement price increases sufficient to offset most cost increases resulting from inflation. However, competitive factors may require the Company to absorb at least a portion of these cost increases, particularly during periods of high inflation. The Company is unable to determine the future impact of a sustained economic slowdown.

SEASONALITY

    The Company's revenues tend to be somewhat lower in the winter months. This is primarily attributable to the fact that: (i) the volume of waste relating to construction and demolition activities tends to increase in the spring and summer months; and (ii) the volume of industrial and residential waste in the regions where the Company operates tends to decrease during the winter months. In addition, particularly harsh weather conditions may delay the development of landfill capacity and otherwise result in the temporary suspension of certain of the Company's operations and could materially adversely affect the Company's overall business, financial condition and results of operations.

                                    BUSINESS

INTRODUCTION


    American Disposal Services is a regional, integrated, non-hazardous solid waste services company that provides solid waste collection, transfer and disposal services primarily in the Midwest and in the Northeast. The Company owns six solid waste landfills and owns, operates or has exclusive contracts to receive waste from 13 transfer stations. The Company's landfills and transfer stations are supported by its collection operations, which currently serve over 155,000 residential, commercial and industrial customers. The Company has adopted an acquisition-based growth strategy and intends to continue its expansion, generally in its existing and proximate markets. Since January 1993, the Company has acquired 39 solid waste businesses, including five solid waste landfills and 34 solid waste collection companies. As part of its acquisition strategy, the Company has recently consummated the Indiana Acquisition and has entered into a definitive agreement to acquire substantially all of the assets of Liberty Disposal.



    The Company began its operations in the Midwest and currently has operations in Arkansas, Connecticut, Illinois, Indiana, Kansas, Massachusetts, Missouri, Ohio, Oklahoma, Pennsylvania and Rhode Island. The Company's principal growth strategy is to identify and acquire solid waste landfills located in markets that are within approximately 125 miles of significant metropolitan centers and to secure dedicated waste streams for such landfills by acquisition or development of transfer stations and acquisition of collection companies. The Company expects the current consolidation trends in the solid waste industry to continue as many independent landfill and collection operators lack the capital resources, management skills and technical expertise necessary to operate in compliance with increasingly stringent environmental and other governmental regulations. Further, several of the national waste management companies have announced their intention to focus on their core markets and have recently begun to divest certain of their non-core solid waste assets, which should present the Company with additional acquisition opportunities, such as the Indiana Acquisition. Due in part to these trends, the Company believes that significant opportunities exist to expand and further integrate its operations in each of its existing markets.


    As part of the Indiana Acquisition, the Company acquired a landfill, two collection companies, an exclusive transfer station contract and a permit to develop a new transfer station, all located in the southwestern Indiana region. The Indiana Acquisition provided the Company with the opportunity to enter the southwestern Indiana region and to secure a significant market share position in that region through the acquisition of a single, fully integrated solid waste management operation.


    The Pending Acquisition involves the purchase by the Company of substantially all of the assets of Liberty Disposal. The Company believes that Liberty Disposal, which operates 25 routes and offers commercial, residential and industrial waste collection and recycling services, is, on a revenue basis, the largest privately owned waste collection company in Rhode Island. In addition, the Company believes that the Pending Acquisition will substantially increase the Company's revenue base in the Rhode Island region, will result in the Company owning and operating one of the three largest collection companies in Rhode Island and will position the Company to expand further its market share in the region and the contiguous markets.


    The Company's operating program generally involves a four-step process: (i) acquiring solid waste landfills in its target markets; (ii) securing captive waste streams for its landfills through the acquisition or development of transfer stations serving those markets, through acquisitions of collection companies and by entering into long-term contracts directly with customers or collection companies; (iii) making "tuck-in" acquisitions of collection companies to further penetrate its target markets; and (iv) integrating these businesses into the Company's operations to achieve operating efficiencies and economies of scale. As part of its acquisition program, the Company has, and in the future may, as specific opportunities arise, evaluate and pursue acquisitions in the solid waste collection and disposal industry that do not strictly conform to the Company's four-step operating program.

    The implementation of the Company's operating program is substantially complete in its Missouri and Ohio regions. In the Missouri region (which also includes Arkansas, Kansas and Oklahoma), the Company has acquired one landfill and 15 collection companies and has acquired, developed or secured exclusive contracts with six transfer stations. In the Ohio region, the Company has completed the acquisition of one landfill and 11 collection companies and has acquired, developed or secured exclusive contracts with four transfer stations. The Company is in the second phase of its operating program in its Illinois, western Pennsylvania and Rhode Island regions, as well as in the southwestern Indiana region, where the Company began its operations in 1997.


    The Company's operating strategy emphasizes the integration of its solid waste collection and disposal operations and the internalization of waste collected. One of the Company's goals is for its captive waste streams (which include the Company's collection operations and third-party haulers operating under long-term collection contracts) to provide in excess of 50% of the volume of solid waste disposed of at each of its landfills. During the year ended December 31, 1996, the Company's captive waste constituted an average of approximately 61% of the solid waste disposed of at its landfills. The Company plans to continue to pursue its acquisition-based growth strategy to increase the internalization of waste collected and expand its presence in its existing and proximate markets.

INDUSTRY BACKGROUND

    In the United States, landfilling is at present the most common means of disposing of non-hazardous municipal solid waste ("MSW"), which consists primarily of refuse and garbage from households and commercial establishments. In addition, landfilling is one of the means of disposing of certain special waste. Special waste, some types of which may require special handling, consists of all waste not regulated as hazardous waste under federal or state laws other than MSW and may include asbestos, petroleum contaminated soil, incinerator ash, foundry sands and sewage and industrial sludges.

    In October 1991, the EPA adopted the Subtitle D Regulations, which generally became effective on October 9, 1993 (except for certain MSW landfills accepting less than 100 tons per day, as to which the effective date was April 9, 1994, and new financial assurance requirements, which are scheduled to become effective April 9, 1997). The Subtitle D Regulations specify design, siting, operating, monitoring, closure and financial requirements for landfill operations and, among other things, require upgraded or new composite landfill liners, leachate collection and treatment, groundwater and methane gas monitoring, stricter siting and locational criteria, closure and extended post-closure requirements and financial assurances (such as a surety bond) that the owner or operator can meet certain of these obligations. Each state is required to revise its applicable solid waste regulations or programs to meet the requirements of the Subtitle D Regulations or such requirements automatically will be imposed by the EPA. Many states have already adopted regulations or programs as stringent as, or more stringent than, the Subtitle D Regulations, including all of those in which the Company's landfills are located.

    The Company believes that in recent years there has been a trend towards consolidation of landfill ownership and that a similar trend is emerging in the solid waste collection industry, which historically has been characterized by numerous small companies. The Company believes that these trends will continue and are the result of several factors:

    - The Subtitle D Regulations and related state regulations and programs have significantly increased the amount of capital and the technical expertise required in order to own and operate a landfill. As a result, many landfill operators that lack the required capital or expertise are electing to sell their landfills, as an alternative to closing them.

    - A number of municipalities are electing to privatize the operations of their municipal landfills as an alternative to funding the changes to these landfills that are required in order to comply with the Subtitle D Regulations and related state regulations and programs.

    - As a result of heightened sensitivity to environmental concerns by many communities, it is becoming increasingly desirable in many markets for collection companies to provide waste reuse and reduction programs, such as recycling and composting, in addition to conventional waste collection services. This development, as well as more stringent bonding requirements being imposed on waste collection companies by various municipalities, have increased the amount of capital generally required for waste collection operations, causing private collection companies that lack the requisite capital to sell their operations to better capitalized companies.

    In addition to the ongoing consolidation trend involving independent landfill and collection operators, several of the national waste management companies have announced their intention to focus on their core markets and have recently begun to divest certain of their non-core solid waste assets, which should present the Company with other acquisition opportunities, such as the Indiana Acquisition. Due in part to these trends, the Company believes that significant opportunities exist to expand and further integrate its operations in each of its existing markets, as well as in new markets that meet the Company's acquisition criteria.

STRATEGY

    The Company's objective is to build a large regional fully-integrated solid waste services company with an established market presence in secondary markets. The Company's strategy for achieving this objective is to establish a market presence generally anchored by its landfills; to increase volume in its markets through "tuck-in" acquisitions of collection companies and marketing to new customers; to provide a high level of customer service; to implement selective price increases; and to continue to implement strict cost controls and reduce corporate overhead as a percentage of revenues. The Company believes that this strategy of building an integrated entity should provide it with competitive cost advantages in its targeted regional markets. The Company's ability to implement its strategy is enhanced by the experience of its senior managers and their knowledge of the solid waste industry. There can be no assurance, however, that the Company will be successful in the execution of its strategy. See "Risk Factors."

    The Company targets acquisitions in geographic areas characterized by one or more of the following criteria: (i) the availability of permitted and underutilized landfill capacity located outside of, but within 125 miles of, a significant metropolitan center; (ii) the absence of a dominant competitor in the area which would preclude the Company from implementing its business strategy; (iii) anticipated economic and population growth; and (iv) near- or medium-term scheduled closures of competing landfills.

    The Company has adopted the following four-step operating program in executing its business strategy:

        1. LANDFILL ACQUISITIONS. Once the Company identifies an area that qualifies under its target market criteria, the Company seeks to establish a market presence, generally by acquiring one or more landfills in that area that can be accessed economically from the metropolitan center or from the regional market area, either through direct hauling or through strategically located transfer stations. In evaluating a landfill acquisition, the Company considers, among others, the following factors: (i) current disposal costs together with transportation costs to the targeted landfill relative to transportation and disposal costs of potential competitors; (ii) expected landfill life; (iii) opportunities for landfill expansion; and (iv) projected short-term ability to secure a minimum of 500 tons per day of disposal volume.

        2. SECURE CAPTIVE WASTE VOLUMES. After the Company has acquired a landfill, it seeks to build a market presence and increase the utilization of the landfill by securing captive waste streams, which includes developing and acquiring transfer stations, entering into waste collection contracts and acquiring waste collection companies. Generally, the Company pursues the acquisition of collection companies that: (i) have well-established residential or commercial collection routes and accounts; (ii) own and operate transfer stations; or (iii) do not own landfills and are vulnerable to volatile disposal pricing, which the Company believes it can minimize through landfill ownership.

        3. "TUCK-IN" ACQUISITIONS. The Company acquires service rights, obligations, machinery and equipment in "tuck-in" acquisitions of collection companies to: (i) increase the waste stream directed to its landfills; (ii) maximize its market presence; and (iii) take advantage of economies of scale which should increase earnings and return on capital.

        4. INTEGRATION AND EXPANSION OF OPERATIONS. Immediately upon closing any acquisition, the Company integrates the acquired company into its operations by: (i) instituting strict cost control procedures; (ii) consolidating and rationalizing collection routes and pricing; (iii) implementing Company operating policies and procedures (including programs designed to improve employee productivity and equipment utilization); (iv) establishing a sales and marketing force; and (v) converting the acquired company to the Company's accounting, data processing and management reporting systems. During the transition period following acquisitions, the Company retains the management of certain companies it acquires in order to benefit from management's local operating knowledge and the goodwill it has developed. Additionally, on a selective basis, the Company seeks to expand the capacity of its landfills to accommodate increasing waste volumes and improve profitability.

    In addition, the Company may, as specific opportunities arise, evaluate and pursue acquisitions in the solid waste collection and disposal industry that do not strictly conform to the Company's four-step operating program.

ACQUISITION PROGRAM


    In January 1993, representatives of Charterhouse and the Company's management formulated an acquisition-based growth strategy to establish a large regional fully-integrated solid waste management services company. To execute its strategy, affiliates of Charterhouse acquired a majority interest in ADS, which owned one landfill in Oklahoma, and began assembling a senior management team. See "The Company." Using ADS as a platform for this strategy, the Company has increased the number of landfills it owns from one to six and has completed 39 acquisitions of solid waste companies since January 1993.


    The Company has assembled an experienced acquisition team comprised of operations, environmental, engineering, legal, financial and accounting personnel, each engaged in identifying and evaluating acquisition opportunities in order to execute its operating program. The Company has established pre-acquisition review procedures for acquisition candidates, including legal, financial, engineering, operational and environmental reviews. The environmental review includes, where appropriate, investigation of geologic, hydrogeologic and other site conditions, past and current operations (including types of waste deposited), design and construction records, permits, regulatory compliance history, regulatory agency records and available soil sampling, groundwater and air monitoring results. The Company uses regional managers to assist in the acquisition process by identifying suitable candidates and performing pre-acquisition review and evaluation tasks.

    In considering whether to proceed with an acquisition, in addition to determining whether the candidate meets the Company's criteria described above, the Company evaluates a number of factors, including: (i) the acquisition candidate's historical and projected financial results; (ii) any expected synergies with one or more of the Company's existing operations; (iii) the proposed purchase price and the Company's expected resultant internal rate of return on investment and the expected impact on the Company's earnings per share; (iv) whether the candidate will enhance the Company's ability to effect other acquisitions in the vicinity; (v) the candidate's customer service reputation and relationships with the local communities; (vi) the composition and size of the candidate's customer base; (vii) the types of services provided by the candidate; and (viii) whether the candidate has definable and controllable liabilities, including potential environmental liabilities. The Company believes that significant opportunities exist to acquire new landfills and to develop its existing markets, and reviews acquisition opportunities on an ongoing basis.

COMPLETED ACQUISITIONS


    The Company has completed 39 acquisitions of solid waste companies since January 1993, which are summarized in the table below.



           COMPANY                         BUSINESS                   PRINCIPAL LOCATION         DATE ACQUIRED
------------------------------  ------------------------------  ------------------------------  ----------------

MISSOURI REGION:
Wheatland                       Landfill                        Scammon, KS                     January 1993
Pittsburg Sanitation            Collection                      Pittsburg, KS                   January 1993
Ozark Sanitation                Collection                      Carthage, MO                    January 1993
Trashmaster                     Collection                      Joplin, MO                      January 1993
A-1 Trash Service               Collection                      Verona/Aurora, MO               April 1993
Tate's Transfer                 Transfer Station                Verona/Aurora, MO               April 1993
Renfro Sanitation               Collection                      Branson, MO                     June 1993
B&B Trash                       Collection                      Pittsburg, KS                   July 1993
B&B Refuse                      Collection                      Neosho, MO                      December 1993
Apex Sanitation                 Collection                      Grove, OK and                   December 1993
                                                                Green Forest, AR
Epps Sanitation                 Collection                      Branson, MO                     December 1993
Cummings Sanitation             Collection                      Nixa, MO                        May 1994
Light Hauling                   Collection                      Branson, MO                     August 1994
Poole's Sanitation              Collection                      Bentonville, AR                 August 1994
Southwest Waste                 Collection                      Springfield, MO                 July 1996
Nesvold Sanitation              Collection                      Seneca, MO                      December 1996
Sparky's Waste Control          Collection                      Springfield, MO                 January 1997
OHIO REGION:
Wyandot                         Landfill                        Upper Sandusky, OH              August 1995
Environmental Transportation    Collection                      Findlay, OH                     May 1996
  and Management
R&R Waste Disposal              Collection                      Findlay, OH                     May 1996
Jerry's Rubbish                 Collection                      Findlay, OH                     June 1996
Seneca Disposal                 Collection                      Tiffin, OH                      June 1996
Ross Bros. Waste & Recycling    Collection and Transfer         Mt. Vernon, OH                  September 1996
                                  Station
D&L Hauling                     Collection                      Findlay, OH                     October 1996
Rutledge Trucking               Collection                      Delaware, OH                    November 1996
Morrow Sanitary Company         Collection                      Mt. Gilead, OH                  November 1996
Bowers-Phase II, Inc.           Collection and Transfer         Vickery, OH                     December 1996
                                  Station
Cargo Services                  Collection                      Mt. Gilead, OH                  December 1996
Rumpke Waste, Inc. (routes)     Collection                      Fostoria, OH                    December 1996
ILLINOIS REGION:
Livingston                      Landfill                        Pontiac, IL                     November 1995
WESTERN PENNSYLVANIA REGION:
Clarion                         Landfill and Collection         Leeper, PA                      June 1995
Mauthe Sanitation               Collection                      Strattanville, PA               March 1996
Allied Waste Systems, Inc.      Collection                      Youngstown, OH                  February 1997
Horodyski                       Collection                      Warren, OH                      April 1997
RHODE ISLAND REGION:
T&J Trucking                    Collection                      Johnston, RI                    September 1996
American Disposal Services,     Collection                      Johnston, RI                    September 1996
  Inc./ N.E.E.D.
A-1 Container                   Collection                      Rehoboth, MA                    January 1997
BFI--Derby District             Collection and Transfer         Seymour, CT                     April 1997
                                  Station
SOUTHWESTERN INDIANA REGION:
WMX-Evansville                  Landfill, Collection and        Evansville, IN                  April 1997
                                  Transfer Station


    MISSOURI REGION. The Company established a market presence in the southwest Missouri region in January 1993 with the acquisition of its Wheatland landfill. The implementation of the Company's operating program is substantially complete in its Missouri region. Since purchasing the Wheatland landfill, the Company has acquired one transfer station and independently developed three transfer stations. The Company also has exclusive contracts to accept waste from two other transfer stations. Additionally, the Company acquired 15 collection companies, including the three operations purchased simultaneously with the Wheatland landfill. The collection operations and transfer stations have been consolidated into three divisions. The Company has integrated acquired companies by consolidating and rationalizing routes and pricing, reducing overhead through consolidating an acquired company's operations, implementing the Company's cost controls and operating procedures, converting acquired companies to the Company's management reporting systems and implementing a sales and marketing team. The Company continues to pursue "tuck-in" acquisitions of collection companies to increase its per ton margins through internalizing waste streams. The Company also seeks to expand its operations by taking advantage of the economic efficiencies provided by its integrated operations and is in the process of developing another transfer station. Since the acquisition of its Wheatland landfill, the Company has increased the waste volume at its landfill by approximately 1,000 tons per day.


    OHIO REGION. The Company established a market presence in north-central Ohio in August 1995 with the acquisition of its Wyandot landfill, which is located within approximately 125 miles of Cleveland, Ohio and within approximately 75 miles of Toledo and Columbus, Ohio. The implementation of the Company's operating program is substantially complete in its Ohio region. To date, the Company has acquired 11 collection companies and has acquired, developed or secured exclusive contracts with four transfer stations in the Ohio region. Since the acquisition of the Wyandot landfill, the Company has increased the waste volume at this landfill by approximately 300 tons per day, primarily through the acquisition of collection companies, new operating contracts with two transfer stations and implementation of a new sales focus. To further expand its operations, the Company is seeking to increase capacity at the Wyandot landfill. See "Business--Operations--Landfills." Prior to the acquisition by the Company, the Wyandot landfill's waste volume was composed primarily of special waste. As part of its ongoing strategy in the Ohio region, the Company seeks to continue to increase its volume of internalized waste through additional "tuck-in" acquisitions in order to increase per ton margins.

    ILLINOIS REGION. The Company established a market presence in north-central Illinois in November 1995 with the acquisition of its Livingston landfill, which is located approximately 90 miles from downtown Chicago. The acquisition of the Livingston landfill was attractive to the Company's management because of the expected closing of two competing landfills (one of which closed in October
1996) that accepted an aggregate of approximately 15,000 tons per day and the management team's experience with the Chicago market. Since the acquisition of the Livingston landfill, the Company has increased the waste volume at this landfill by approximately 3,500 tons per day through intensified sales and marketing efforts. Approximately 74% of the waste volume at the Livingston landfill is delivered under long-term disposal contracts.


    WESTERN PENNSYLVANIA REGION. The Company entered the western Pennsylvania region in June 1995 with the acquisition of its Clarion landfill and an affiliated collection company. The Clarion landfill is located within 80 miles of both Pittsburgh and Erie, Pennsylvania. The Company began the second phase of its operating program in the western Pennsylvania region in March 1996 by acquiring a second collection company. Since the acquisition of the Clarion landfill, the Company has increased deliveries to this landfill by approximately 300 tons per day to the maximum daily limit, primarily through the acquisition of collection companies. In addition, the Company acquired Allied Waste Systems in February 1997, a collection company located in Youngstown, Ohio, which services the western Pennsylvania region. As a result of this acquisition, the volume of the Company's internalized waste has increased in the western Pennsylvania region. In April 1997, the Company acquired Horodyski, a collection company located in Warren, Ohio. The Horodyski acquisition is a "tuck-in" acquisition to complement the operations of Allied Waste Systems. As part of its ongoing strategy in the western Pennsylvania market, the Company seeks to continue to increase its volume of internalized waste through additional "tuck-in" acquisitions in order to increase per ton margins.

    RHODE ISLAND REGION. The Company began operating in the Rhode Island region in September 1996 with the acquisition of two collection companies. Although the Company's initial entry into the Rhode Island region did not strictly conform to its four-step operating program in that the Company did not own a landfill in the region, the opportunities presented by the Rhode Island region met the Company's overall business and operating objectives. Expansion into the Rhode Island region allows the Company to expand its presence in the Northeast, an unconsolidated market.



    In January 1997, the Company acquired A-1 Container in Rehoboth, Massachusetts, a "tuck-in" acquisition, which has been integrated into the Company's Rhode Island region. In April 1997, the Company acquired a collection facility and a transfer station contract from Browning-Ferris Industries of Connecticut, Inc. in Seymour, Connecticut. The Town of Stratford, Connecticut holds the permit to the transfer station, which the Company will operate. In connection with the Pending Acquisition, the Company has agreed to purchase substantially all of the assets of Liberty Disposal. The Company believes that Liberty Disposal, which operates 25 routes and offers commercial, residential and industrial waste collection and recycling services, is, on a revenue basis, the largest privately owned waste collection company in Rhode Island. In addition, the Company believes that the Pending Acquisition will substantially increase the Company's revenue base in the Rhode Island region, will result in the Company owning and operating one of the three largest collection companies in Rhode Island and will position the Company to expand further its market share in the region and the contiguous markets.


    SOUTHWESTERN INDIANA REGION. As part of the Indiana Acquisition, the Company acquired a landfill, two collection companies, an exclusive transfer station contract and a permit to develop a new transfer station, all located in the southwestern Indiana region. The Indiana Acquisition provided the Company with the opportunity to enter the southwestern Indiana region and to secure a significant market share position in that region through the acquisition of a single, fully integrated solid waste management operation. The Company plans to pursue additional "tuck-in" acquisitions of collection companies to increase its per ton margins through internalizing waste streams.

    There can be no assurance that the Company will be successful in implementing its operating program in any of these existing markets or in any future markets. See "Risk Factors--Ability to Manage Growth," "--Availability of Additional Acquisition Targets; Integration of Future Acquisitions," "--History of Losses and Working Capital Deficits; Integration of Completed Acquisitions," "--Funding of Future Capital Requirements," "--Limitations on Internal Expansion" and "--Limited Operating History."

OPERATIONS

    The Company's waste management operations include the ownership and operation of solid waste landfills, transfer stations and waste collection services. The Company's landfills are relatively underutilized given their potential size and the fact that the Company's operating program in a majority of its markets has not yet been completed. There can be no assurance, however, that the Company will be successful in executing its operating program. See "Risk Factors." The Company believes that all of its landfills and transfer stations comply with or exceed the requirements mandated by the Subtitle D Regulations and the applicable state regulations. The Company regularly monitors incoming waste at its landfills to determine if such wastes are in compliance with its permits.

LANDFILLS

    The Company currently owns six landfill operations permitted to receive solid waste. These landfill operations are located in Illinois, Indiana, Ohio, Pennsylvania, Kansas and Oklahoma.

    Each of the Company's landfill operations is located on land owned by the Company. The permitted waste streams at each of these landfills include both MSW and certain special waste (the type of special waste varying from landfill to landfill). During the year ended December 31, 1996, the Company's captive waste (including the Company's collection operations and third party haulers operating under long-term contracts) constituted an average of approximately 61% of the solid waste disposed of at its landfills.

    The table and landfill descriptions below provide certain additional information, as of March 31, 1997 regarding the six landfills that the Company owns and operates.

                                                                              APPROXIMATE ACREAGE           APPROXIMATE
                                                                          ----------------------------   UNUSED PERMITTED
LANDFILLS                            LOCATION                               TOTAL      PERMITTED (1)       AIRSPACE (2)
-----------------------------------  -----------------------------------  ---------  -----------------  -------------------
                                                                                                          (IN MILLIONS OF
                                                                                                           CUBIC YARDS)
Livingston.........................  Pontiac, IL                                556            255                30.0
Wyandot(3).........................  Upper Sandusky, OH                         344             87                 6.2
Clarion............................  Leeper, PA                                 606             60                 4.1
Wheatland..........................  Scammon, KS                                 68             55                 1.3
Pittsburg County(4)................  Pittsburg, OK                               76             15                 0.4
Blackfoot..........................  Evansville, IN                             379            166                17.9
                                                                          ---------            ---               -----
    Total..........................                                           2,029            638                59.9
                                                                          ---------            ---               -----
                                                                          ---------            ---               -----

------------------------

(1) Permitted acreage, as used in this table and in this Prospectus, represents the portion of the total acreage on which disposal cells and supporting facilities have been constructed (including any that may have been filled or capped) or may be constructed based upon an approval issued by the state generally authorizing the development or siting of a landfill on the acreage. Prior to actually constructing and/or operating each new disposal cell on the permitted acreage, it may be necessary, depending upon the regulatory requirements of the particular state, for the Company to obtain additional authorizations with respect to such cell. The portion of total acreage that is not currently permitted acreage is not currently available for waste disposal.

(2) Unused permitted airspace represents in cubic yards the estimated portion of the permitted acreage that has not yet been used for waste disposal but may be available for waste disposal after certain approvals are secured and, in some instances, new disposal cells are constructed. Prior to actually constructing and/or operating a new disposal area or cell on permitted acreage, it may be necessary, depending upon the regulatory requirements of the particular state or locality, for the Company to obtain additional authorizations.

(3) The Company has applied for a permit to increase the permitted acreage and permitted cubic airspace at the Wyandot landfill by approximately 98 acres and approximately 19.1 million cubic yards, respectively.

(4) The Company has applied for a permit to increase the permitted acreage and permitted cubic airspace at the Pittsburg County landfill by approximately 15 acres and approximately 975,000 cubic yards, respectively.

    The Company monitors the available permitted in-place disposal capacity at each of its landfills on an ongoing basis and evaluates whether to seek to expand this capacity. In making this evaluation, the Company considers various factors, including the volume of waste projected to be disposed of at the landfill, the size of the unpermitted acreage included in the landfill, the likelihood that the Company will be successful in obtaining the necessary approvals and permits required for the expansion and the costs that would be involved in developing the expanded capacity. The Company also considers on an ongoing basis the extent to which it is advisable, in light of changing market conditions and/or regulatory requirements, to seek to expand or change the permitted waste streams at a particular landfill or to seek other permit modifications. Set forth below is certain information concerning certain of the new permits, permit modifications and approvals that the Company is currently seeking to enable it to expand its disposal capacity. There can be no assurance that the Company will succeed in obtaining any of such permits, permit modifications or approvals, or that additional permits, permit modifications or approvals will not be required or that additional requirements will not be imposed by regulatory agencies. See "Risk

Factors--Limitations on Internal Expansion" and "--Extensive Environmental Land Use Laws and Regulations."

    LIVINGSTON. The Livingston landfill consists of approximately 556 acres, of which approximately 255 are permitted acres. There are approximately 30.0 million cubic yards of unused permitted airspace. Previously, cells developed at the Livingston landfill have been constructed with double composite liner systems. In September 1996, the Livingston landfill received a permit to construct cells using a single liner composite system. In February 1997, Livingston received a significant modification permit from the Illinois Environmental Protection Agency for a major lateral and vertical expansion and re-permitting of the site. This significant modification permit includes authorization to expand the residual waste monofill into a facility capable of accepting various special wastes and MSW, and thereby increases the permitted acreage by approximately 200 acres to approximately 255 acres and increased the site's available capacity from approximately 6.0 million cubic yards to an estimated available capacity of approximately 30.0 million cubic yards. The Livingston landfill has approximately 14 years of total site life at current disposal levels, which have increased substantially since its acquisition by the Company.

    WYANDOT. The Wyandot landfill consists of approximately 344 acres in three proximate locations, and the Company has an option to purchase up to approximately 94 adjacent additional acres in the vicinity. Approximately 87 of the owned acres are permitted, and there are approximately 6.2 million cubic yards of unused permitted airspace. Cells developed to date at the Wyandot landfill have been constructed with double composite liner systems. The Company has applied for a permit from applicable regulatory authorities to use a single composite liner in constructing new cells, which the Company believes should reduce cell development costs. In addition, the Company has applied for a permit from the Ohio Environmental Protection Agency to expand its landfill capacity by using the valley between two of the hills that are currently permitted for waste disposal, as well as the option acreage. The Company anticipates that if it exercised its option, obtained the required permits and constructed the additional landfill areas, the Wyandot landfill would have approximately 50 years of total site life at current disposal levels.

    CLARION. The Clarion landfill consists of approximately 606 acres, of which approximately 60 are permitted acres. There are approximately 4.1 million cubic yards of unused permitted airspace. Cells developed at the Clarion landfill have been, and due to regulatory requirements will continue to be, constructed with double liner systems. The Clarion landfill has approximately 11 years of total site life at current disposal levels.

    WHEATLAND. The Wheatland landfill consists of approximately 68 acres, and the Company has an option to purchase up to approximately 800 additional acres in the vicinity. Approximately 55 of the owned acres are permitted acres and there are approximately 1.3 million cubic yards of unused permitted airspace. The Company anticipates that after a planned expansion, the Wheatland landfill would have approximately eight years of total site life at current disposal levels (three years if such expansion is not approved by the Cherokee County Board of Commissioners). In addition, the Company has an option to purchase an undeveloped parcel in Missouri, which has been granted a permit to develop a landfill.

    PITTSBURG COUNTY. The Pittsburg County landfill consists of approximately 76 acres, of which approximately 15 are permitted acres. There are approximately
0.4 million cubic yards of unused permitted airspace. The Company applied for a permit in October 1996 to build a lateral expansion that would increase permitted capacity to approximately 30 acres. The Company anticipates that after the planned expansion, the Pittsburg County landfill would have approximately 25 years of total site life at current disposal levels.

    BLACKFOOT. The Blackfoot landfill in Evansville, Indiana consists of approximately 379 acres, of which approximately 166 are permitted acres. The site recently received a permit which increases the available capacity to approximately 17.9 million cubic yards of airspace. The Blackfoot landfill has approximately 45 years of total site life at current disposal levels.

TRANSFER STATIONS


    The Company has an active program to acquire, develop, own, operate and contract to receive waste volumes from transfer stations in markets which are proximate to its operations. The use of transfer stations reduces the Company's costs associated with the transportation of its collected waste and also increases the market area served by the Company's landfills. Presently, the Company owns, operates or has exclusive contracts to receive waste from a total of 13 transfer stations. In addition, two new transfer stations are under construction, each of which will replace an existing transfer station.



    MISSOURI REGION. The Company owns, operates or has exclusive agreements with six transfer stations in the Missouri region. In 1993, the Company acquired its first transfer station in the Missouri region. Concurrently, the Company entered into exclusive agreements with three municipal transfer stations to receive their waste at the Company's Wheatland landfill. The Company currently has one transfer station under development which will replace one of the exclusive agreements in Bentonville, Arkansas. In 1995, the Company developed and began operating two additional transfer stations.


    OHIO REGION. The Company owns, operates or has exclusive agreements with four transfer stations in the Ohio region. The Company entered into exclusive contracts in 1995 to receive waste from two transfer stations in its Ohio region. The Company has recently acquired two transfer stations through its acquisition of the Ross Bros. Waste & Recycling Co., located in Mt. Vernon, Ohio and Bowers-Phase II, Inc. in Vickery, Ohio. In 1996, the Company applied for a permit to develop and operate a new transfer station for Marion County, Ohio. Currently, this transfer station is under construction and when completed will replace the Marion County transfer station.

    ILLINOIS REGION. In August 1996, the Company secured additional volume under an exclusive, long-term agreement with a transfer station in Bloomington, Illinois.


    RHODE ISLAND REGION. The Company operates under an exclusive, long-term agreement with a municipal transfer station in Stratford, Connecticut.


    SOUTHWESTERN INDIANA REGION. The Company operates under an exclusive, long-term agreement with a transfer station in Evansville, Indiana. In addition, the Company has a permit to develop a new transfer station in the region.

COLLECTION OPERATIONS


    The Company collects solid waste from over 155,000 residential, commercial and industrial customers through its own collection operations and through brokerage arrangements with other haulers. The Company's collection operations are conducted generally within a 50-mile radius of either its transfer stations or landfills, which allows the Company to serve a geographic area within a radius of approximately 125 miles from its landfills. The Company also contracts with local generators of solid waste and directs the waste to either its own landfill or to a third-party landfill or for additional handling at one of its transfer stations. During the year ended December 31, 1996, the Company's captive waste (including the Company's collection operations and third party haulers operating under long-term contracts) constituted an average of approximately 61% of the solid waste disposed of at its landfills. See "Risk Factors-- Dependence on Third Party Collection Operations."


    Fees for the Company's commercial and industrial collection services are determined by such factors as collection frequency, type of equipment and containers furnished, the type, volume and weight of the waste collected, the distance to the disposal or processing facility and the cost of disposal or processing. A majority of the Company's commercial and industrial waste collection services are performed under contracts. Substantially all of the Company's municipal solid waste collection services are performed under contracts with municipalities. These contracts grant the Company exclusive rights to service all or a portion of the residential homes in a specified community or provide a central repository for residential waste drop-off. The Company currently has 55 municipal contracts in place. Municipal contracts in the Company's market areas are typically awarded, at least initially, on a competitive bid basis and usually range in duration from one to five years. Fees are based primarily on the frequency and type of service, the distance to the disposal or processing facility and the cost of disposal or processing. Municipal collection fees are usually paid either by the municipalities from tax revenues or through direct service charges to the residents receiving the service. The Company also provides subscription residential collection services directly to households.


SALES AND MARKETING

    The Company has a coordinated marketing strategy which is formulated at the corporate level and implemented at the regional level to achieve its desired mix of MSW and special waste in each of its regions. For example, certain employees of the Company in its Illinois, Indiana, Ohio and western Pennsylvania regions focus on securing special waste generated by industrial customers. In addition to competitive pricing, the Company's marketing strategy emphasizes quality service particularly with respect to rapid turnaround time at its landfills. Each manager implements the Company's marketing strategy, which is overseen by senior management. Depending upon the size of the region and its customer mix, each manager may focus on commercial, industrial, residential or municipal accounts to a varying degree. The Company maintains periodic contact with all of its accounts to increase customer retention. Company salespersons call on prospective customers in a specified geographic territory.

    Since the Company acquires its waste collection operations primarily from entrepreneurs who generally do not have independent sales forces, the Company often retains these entrepreneurs during the transition period following the acquisition of such operations to acquaint the Company's sales force with the acquired companies' customer base.

    The Company has a diverse customer base, with no single customer accounting for more than 10% of the Company's revenues in 1996. The Company does not believe that the loss of any single customer would have a material adverse effect on the Company's results of operations.

COMPETITION


    The solid waste collection and disposal business is highly competitive and requires substantial amounts of capital. The Company competes with numerous local and regional companies and, in selected areas, with the large national waste management companies. The industry is led by four national waste management companies, WMX Technologies, Inc., Browning-Ferris Industries, Inc., USA Waste Services, Inc. and Allied Waste Industries, Inc. (having completed its acquisition of the solid waste management operations of Laidlaw Inc.), and includes numerous local and regional companies of varying sizes and competitive resources such as Republic Industries, Inc., Superior Services, Inc. and Eastern Environmental Services, Inc. The large national companies, as well as a number of the regional companies, are significantly larger and have greater financial resources than the Company. The Company also competes with those counties and municipalities that maintain their own waste collection and disposal operations. These counties and municipalities may have financial advantages due to the availability to them of tax revenues and tax exempt financing. The Company competes primarily by charging competitive prices and offering quality service. Competitors may reduce the price of their services in an effort to expand market share or to win competitively bid municipal contracts.


    The solid waste collection and disposal industry is currently undergoing significant consolidation, and the Company encounters competition in its efforts to acquire landfills and collection operations. Accordingly, it may become uneconomical for the Company to make further acquisitions or the Company may be unable to locate or acquire suitable acquisition candidates at price levels and on terms and conditions that the Company considers appropriate, particularly in markets the Company does not already serve.

    Competition in the disposal industry may also be affected by the increasing national emphasis on recycling and other waste reduction programs, which may reduce the volume of waste deposited in landfills. See "Risk Factors--Highly Competitive Industry and "--Use of Alternatives to Landfill Disposal."

LIABILITY INSURANCE AND BONDING

    The Company carries a broad range of insurance for the protection of its assets and operations that it believes is customary to the waste management industry, including pollution liability coverage. Specifically, each of the Company's six landfills has pollution liability coverage of $10.0 million per occurrence or $10.0 million in the aggregate subject to a $10,000 deductible. Nevertheless, if the Company were to incur liability for environmental damage which exceeds coverage limits or is not covered by insurance, its business, financial condition and results of operations could be materially adversely affected.

    The Company is required to post a performance bond or a bank letter of credit or to provide other forms of financial assurance in connection with closure and post-closure obligations with respect to landfills and its other solid waste management operations and may be required to provide such financial assurance in connection with municipal residential collection contracts. As of December 31, 1996, the Company had outstanding approximately $15.7 million of performance bonds. If the Company were unable to obtain surety bonds or letters of credit in sufficient amounts, or to provide other required forms of financial assurance, it would be unable to remain in compliance with the Subtitle D Regulations or comparable state requirements and, among other things, might be precluded from entering into certain municipal collection contracts and obtaining or holding landfill operating permits.

EMPLOYEES

    As of March 31, 1997, the Company employed approximately 580 employees, 75 of whom were managers or professionals, 414 of whom were hourly paid employees involved in collection, transfer and disposal operations, and 91 of whom were sales, clerical, data processing or other administrative employees. None of the Company's employees is represented by unions, and the Company has no knowledge of any organizational efforts among its employees. The Company believes that its relations with its employees are good.

ENVIRONMENTAL REGULATIONS

    The Company is subject to extensive and evolving environmental laws and regulations that have been enacted in response to technological advances and increased concern over environmental issues. These regulations are administered by the EPA and various other federal, state and local environmental, transportation, health and safety agencies. The Company believes that there will continue to be increased regulation, legislation and regulatory enforcement actions related to the solid waste management, collection and disposal industry. In light of these developments, the Company attempts to anticipate future regulatory requirements that might be imposed and plans accordingly to remain in compliance with the regulatory framework.

    In order to develop and operate a landfill, transfer station or other solid waste management facility, the Company typically must go through several governmental review processes and obtain one or more permits and often zoning or other land use approvals. These permits and zoning or land use approvals are difficult and time consuming to obtain or to secure renewal of and sometimes are opposed by various local elected officials and citizens' groups. Once obtained, operating permits generally must be periodically renewed and are subject to modification and revocation by the issuing agency.

    The Company's operation of solid waste management facilities subject it to certain operational, monitoring, site maintenance, closure and post-closure and financial assurance obligations which change from time to time and which could give rise to increased capital expenditures and operating costs. In connection with the Company's acquisition of existing landfills, it is often necessary to expend considerable time, effort and money in complying with the governmental review and permitting process necessary to maintain or increase the capacity of these landfills. Governmental authorities have the power to enforce compliance with these laws and regulations and to obtain injunctions or impose civil or criminal penalties in the case of violations. During the ordinary course of its landfill operations, the Company has from time to time received citations or notices from such authorities that such operations are not in compliance with certain applicable environmental laws and regulations. Upon receipt of such citations or notices, the Company generally works with the authorities in an attempt to resolve the issues raised by such citations or notices. Failure to correct the problems to the satisfaction of the authorities could lead to curtailed operations or even closure of a landfill.

    In order to transport solid waste, it is generally necessary for the Company to possess one or more permits and approvals from state or local agencies. These permits must also be periodically renewed and are subject to modification and revocation by the issuing agency. In addition, the Company's waste transportation operations are subject to evolving law and regulations that impose operational, monitoring, training and safety requirements. The Company believes that its operations are in substantial conformity with its permits.

    The principal federal, state and local statutes and regulations applicable to the Company's operations are as follows:

    THE RESOURCE CONSERVATION AND RECOVERY ACT OF 1976 ("RCRA"). RCRA regulates the generation, treatment, storage, handling, transportation and disposal of solid waste and requires states to develop programs to insure the safe disposal of solid waste. RCRA divides solid waste into two groups, hazardous and non-hazardous. Wastes are generally classified as hazardous wastes if they: (i) either (a) are specifically included on a list of hazardous wastes or (b) exhibit certain hazardous characteristics; and (ii) are not specifically designated as non-hazardous. Wastes classified as hazardous under RCRA are subject to much stricter regulation than wastes classified as non-hazardous. Among the wastes that are specifically designated as non-hazardous waste are household waste and special wastes. These wastes, which will be accepted at the Company's landfills, may contain substances that may be as toxic or prone to cause contamination as some wastes classified and regulated as hazardous.

    In October 1991, the EPA adopted the Subtitle D Regulations. These new regulations became generally effective in October 1993 (except for new financial assurance requirements, which become effective April 9, 1997) and include location restrictions, siting criteria, facility design standards, operating criteria, closure and post-closure requirements, financial assurance requirements, groundwater monitoring requirements, groundwater remediation standards and corrective action requirements. In addition, these new regulations require that new landfill units meet more stringent liner design criteria (typically, composite soil and synthetic liners or two or more synthetic liners) designed to keep leachate out of the groundwater and have extensive collection systems to carry away leachate for treatment prior to disposal. Groundwater wells must also be installed at virtually all landfills to monitor groundwater quality. The Company believes that there is no groundwater contamination at its landfills that is material to its financial condition. The regulations also require, where threshold test levels are present, that methane gas generated at landfills be controlled in a manner that will protect human health and the environment. Each state is required to revise its landfill regulations to meet these requirements or such requirements will be automatically imposed upon it by the EPA. Each state is also required to adopt and implement a permit program or other appropriate system to ensure that landfills within the state comply with the Subtitle D criteria. All states in which the Company owns landfills have adopted regulations or programs as stringent as or more stringent than the Subtitle D Regulations, which were first proposed by the EPA in August 1988. All states in which the Company's landfills are located have adopted the required plans and have submitted them to the EPA for review. Pennsylvania, Oklahoma, Ohio, Illinois, Kansas and Indiana have each received full EPA approval for their programs.

    THE FEDERAL WATER POLLUTION CONTROL ACT OF 1977, AS AMENDED (THE "CLEAN WATER ACT"). The Clean Water Act establishes rules regulating the discharge of pollutants from a variety of sources, including solid waste disposal sites, into waters of the United States. If runoff or collected leachate from the Company's landfills is discharged into waters of the United States, the Clean Water Act would require the Company to apply for and obtain a discharge permit, conduct sampling and monitoring and, under certain circumstances, reduce the quantity of pollutants in such discharge. Also, virtually all landfills are required to comply with federal storm water regulations, which are designed to prevent possibly contaminated storm water from flowing into surface waters. These regulations required that applications for stormwater discharge permits be submitted by October 1992. The Company is working with the appropriate regulatory agencies to ensure that its facilities are in compliance with Clean Water Act requirements, particularly as they apply to treatment and discharge of leachate and storm water. The Company has secured or has applied for the required discharge permits under the Clean Water Act or comparable state-delegated programs. In those instances where the Company's applications for discharge permits are pending and a final discharge permit has not been issued, the Company is substantially in compliance with applicable substantive standards set by the respective states in administering the Clean Water Act. To ensure compliance with the Clean Water Act pretreatment and discharge requirements, the Company has arranged to discharge its effluent to municipal wastewater treatment facilities, except at the Pittsburg County landfill, where the state regulatory agency has allowed recirculation of the Company's leachate to a lined area of the landfill.

    THE COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION, AND LIABILITY ACT OF 1980 ("CERCLA"). CERCLA established a regulatory and remedial program intended to provide for the investigation and cleanup of facilities from which there has been, or is threatened, a release of any hazardous substance into the environment. CERCLA's primary mechanism for remedying such problems is to impose strict joint and several liability for cleanup of facilities on current owners and operators of the site, former owners and operators of the site at the time of the disposal of the hazardous substances, as well as the generators of the hazardous substances and the transporters who arranged for disposal or transportation of the hazardous substances. The costs of CERCLA investigation and cleanup can be very substantial. Liability under CERCLA does not depend upon the existence or disposal of "hazardous waste" but can also be founded upon the existence of even very small amounts of the many hundreds of "hazardous substances" listed by the EPA, many of which can be found in household waste. If the Company were to be found to be a responsible party for a CERCLA cleanup, either at one of the Company's owned or operated facilities, or at a site where waste transported by the Company has been stored or disposed of, the Company could be held completely responsible for all investigative and remedial costs even if others may also be liable. CERCLA also authorizes the imposition of a lien in favor of the United States upon all real property subject to or affected by a remedial action for all costs for which a party is liable. The Company's ability to obtain reimbursement from others for their allocable share of such costs would be limited by the Company's ability to find other responsible parties and prove the extent of their responsibility and by the financial resources of such other parties. In the past, legislation has been introduced in Congress to limit the liability of municipalities and others under CERCLA as generators and transporters of municipal solid waste. Although such legislation has not been enacted, if it were to pass it would limit the Company's ability to seek full contribution from municipalities for CERCLA cleanup costs even if the hazardous substances that were released and caused the need for cleanup at one of the Company's facilities were generated by or transported to the facility by a municipality.

    Continued funding for implementation of RCRA, the Clean Water Act and CERCLA is scheduled for re-authorization by Congress this year. Depending upon whether and how Congress acts, it is possible that each of these laws may be changed in ways that may significantly affect the Company's business.

    THE CLEAN AIR ACT. The Clean Air Act, including the 1990 amendments, provides for regulation, through state implementation of federal requirements, of the emission of air pollutants from certain landfills based upon the date of the landfill construction and volume per year of emissions of regulated pollutants. The EPA has recently promulgated new source performance standards regulating air emissions of certain regulated pollutants (methane and non-methane organic compounds) from municipal solid waste landfills. The EPA has also issued regulations controlling the emissions of particular regulated air pollutants from municipal solid waste landfills. Landfills located in areas designated as having air pollution problems may be subject to even more extensive air pollution controls and emission limitations. In addition, the EPA has issued standards regulating the disposal of asbestos-containing materials.

    Each of the federal statutes described above contains provisions authorizing, under certain circumstances, the bringing of lawsuits by private citizens to enforce the provisions of the statutes.

    THE OCCUPATIONAL SAFETY AND HEALTH ACT OF 1970 ("OSHA"). OSHA establishes employer responsibilities and authorizes the promulgation by the Occupational Safety and Health Administration of occupational health and safety standards, including the obligation to maintain a workplace free of recognized hazards likely to cause death or serious injury, to comply with adopted worker protection standards, to maintain certain records, to provide workers with required disclosures and to implement certain health and safety training programs. Various of those promulgated standards may apply to the Company's operations, including those standards concerning notices of hazards, safety in excavation and demolition work, the handling of asbestos and asbestos-containing materials, and worker training and emergency response programs. The Company's employees are trained to respond appropriately in the event there is an accidental spill or release of packaged asbestos-containing materials or other regulated substances during transportation or landfill disposal.

    STATE AND LOCAL REGULATION. Each state in which the Company now operates or may operate in the future has laws and regulations governing the generation, storage, treatment, handling, transportation and disposal of solid waste, water and air pollution and, in most cases, the siting, design, operation, maintenance, closure and post-closure maintenance of landfills and transfer stations. In addition, many states have adopted "Superfund" statutes comparable to, and in some cases more stringent than, CERCLA. These statutes impose requirements for investigation and cleanup of contaminated sites and liability for costs and damages associated with such sites, and some provide for the imposition of liens on property owned by responsible parties. Furthermore, many municipalities also have ordinances, local laws and regulations affecting Company operations. These include zoning and health measures that limit solid waste management activities to specified sites or activities, flow control provisions that direct the delivery of solid wastes to specific facilities, laws that grant the right to establish franchises for collection services and then put out for bid for the right to provide collection services, and bans or other restrictions on the movement of solid wastes into a municipality.

    Certain permits and approvals may limit the types of waste that may be accepted at a landfill or the quantity of waste that may be accepted at a landfill during a given time period. In addition, certain permits and approvals, as well as certain state and local regulations, may limit a landfill to accepting waste that originates from specified geographic areas or seek to restrict the importation of out-of-state waste or otherwise discriminate against out-of-state waste. Generally, restrictions on the importation of out-of-state waste have not withstood judicial challenge. However, from time to time federal legislation is proposed which would allow individual states to prohibit the disposal of out-of-state waste or to limit the amount of out-of-state waste that could be imported for disposal and would require states, under certain circumstances, to reduce the amounts of waste exported to other states. Although such legislation has not been passed by Congress yet, if this or similar legislation is enacted, states in which the Company operates landfills could act to limit or prohibit the importation of out-of-state waste. Such state actions could materially adversely affect landfills within those states that receive a significant portion of waste originating from out-of-state.

    In addition, certain states and localities may for economic or other reasons restrict the exportation of waste from their jurisdiction or require that a specified amount of waste be disposed of at facilities within their jurisdiction. In 1994, the United States Supreme Court held unconstitutional, and therefore invalid, a local ordinance that sought to impose flow controls on taking waste out of the locality. However, certain state and local jurisdictions continue to seek to enforce such restrictions and, in certain cases, the Company may elect not to challenge such restrictions based upon various considerations. In addition, the aforementioned proposed federal legislation, if adopted, could allow states and localities to impose certain flow control restrictions. These restrictions could result in the volume of waste going to landfills being reduced in certain areas, which may materially adversely affect the Company's ability to operate its landfills at their full capacity and/or affect the prices that can be charged for landfill disposal services. These restrictions may also result in higher disposal costs for the Company's collection operations. If the Company were unable to pass such higher costs through to its customers, the Company's business, financial condition and results of operations could be materially adversely affected.

    There has been an increasing trend at the state and local level to mandate and encourage waste reduction at the source and waste recycling and to prohibit or restrict the disposal of certain types of solid wastes, such as yard wastes, leaves and tires, in landfills. The enactment of regulations reducing the volume and types of wastes available for transport to and disposal in landfills could affect the Company's ability to operate its facilities at their full capacity.

PROPERTY AND EQUIPMENT

    The principal fixed assets used by the Company in connection with its landfill operations are its landfills which are described under "Business--Operations--Landfills." The six landfills currently owned by the Company are situated on sites owned by the Company.


    The principal fixed assets used by the Company in its collection operations and transfer stations are approximately 93 acres of land used for transfer stations and other facilities related to collection operations (of which approximately 47 acres are owned and 46 acres are leased); and approximately 90 landfill equipment and machinery units, 41,000 collection containers and small equipment units and 445 trucks and trailers (in each instance, such number includes owned and leased units).


    The Company's corporate headquarters are located in Burr Ridge, Illinois, where it leases approximately 4,000 square feet of space.

LEGAL PROCEEDINGS

    In the normal course of its business and as a result of the extensive governmental regulation of the waste industry, the Company may periodically become subject to various judicial and administrative proceedings involving federal, state or local agencies. In these proceedings, an agency may seek to impose fines on the Company to revoke, or to deny renewal of, an operating permit held by the Company. From time to time, the Company also may be subject to actions brought by citizens' groups or adjacent landowners in connection with the permitting and licensing of its landfills or transfer stations, or alleging environmental damage or violations of the permits and licenses pursuant to which the Company operates.

    In addition, the Company is or may become party to various claims and suits pending for alleged damages to persons and property, alleged violation of certain laws and for alleged liabilities arising out of matters occurring during the normal operation of the waste management business. In the opinion of management, the liability, if any, under these claims and suits would not materially adversely affect the business, financial condition or results of operations of the Company.

                                   MANAGEMENT


DIRECTORS AND EXECUTIVE OFFICERS


    The following table sets forth information concerning the Company's executive officers and directors as of April 30, 1997:


NAME                                                      AGE                           POSITION
-----------------------------------------------------     ---     -----------------------------------------------------
David C. Stoller.....................................         46  Chairman; Director
Richard De Young.....................................         43  President; Director
Richard Kogler.......................................         37  Vice President; Chief Operating Officer
Stephen P. Lavey.....................................         35  Vice President; Chief Financial Officer
Ann L. Straw.........................................         43  Vice President; General Counsel and Secretary
Lawrence R. Conrath, Sr..............................         40  Vice President; Controller
John J. McDonnell....................................         42  Vice President--Engineering
Mary T. Ryan.........................................         43  Vice President--Corporate Affairs
Merril M. Halpern....................................         62  Director
A. Lawrence Fagan (1)................................         67  Director
Richard T. Henshaw, III (2)..........................         58  Director
G.T. Blankenship (2).................................         68  Director
Norman Steisel (1)...................................         54  Director

------------------------

(1) Member of audit committee

(2) Member of compensation committee

    DAVID C. STOLLER has been Chairman and a director of the Company since the Exchange. He has served in the same capacities for ADS (since January 1993) and CDI (since May 1995). Since January 1997, he has been a Managing Director of Charterhouse, which is a private investment firm specializing in leveraged buy-out acquisitions. From August 1992 through December 1996, Mr. Stoller served as the Chairman of Charterhouse Environmental Capital Group, Inc. ("Charterhouse Environmental Capital"), which provided management and consulting services to companies with environmental operations including the Company. Charterhouse Environmental Capital is an affiliate of Charterhouse. Mr. Stoller was a partner at the law firm of Milbank, Tweed, Hadley & McCloy (where he remains as "Of Counsel") from January 1989 through July 1992.

    RICHARD DE YOUNG has been President and a director of the Company since the Exchange. He has also served as President of ADS since April 1994 and as a director since September 1993 and was the Chief Operating Officer and Vice President for ADS from January 1993 through April 1994. Mr. De Young has been a director of CDI since May 1995, and its President since July 31, 1996. From June 1982 through January 1993 he was employed by Waste Management of North America, a subsidiary of WMX Technologies, Inc. ("WMX"), most recently as a Regional Operations Vice President, with responsibility for landfill and collection operations in the Midwest region.

    RICHARD KOGLER has been a Vice President and the Chief Operating Officer of the Company since the Exchange. He previously served in the same capacities for ADS since May 1995 and as President of CDI between May 1995 and July 1996. He has been Vice President of CDI since July 31, 1996. From October 1984 through May 1995 Mr. Kogler was employed by WMX, most recently as a Regional Operations Vice President.

    STEPHEN P. LAVEY has been a Vice President and the Chief Financial Officer of the Company since February 1997. He was previously employed by Bank of America from June 1990 through January 1997, most recently as a Vice President in its Environmental Services Lending Group, specializing in the solid waste, environmental engineering and water purification industries. Mr. Lavey is also a Certified Public Accountant.


    ANN L. STRAW has been a Vice President and the General Counsel of the Company since the Exchange. She previously served in the same capacities for ADS (since June 1995) and for CDI (since June 1995). She has been the Secretary of the Company since the Exchange, and of ADS and CDI since July 31, 1995. From 1986 through May 1995 she was employed by WMX, most recently as a Group Counsel for WMX's Midwest Group.


    LAWRENCE R. CONRATH, SR. has been Controller of the Company since the Exchange and a Vice President since May 1996. He previously served as Controller for ADS since May 1994. Prior to joining the Company, Mr. Conrath spent two years with United Waste Systems, Inc., as Regional Controller of its Michigan region. From 1978 through 1990, Mr. Conrath was employed by WMX in several financial positions, most recently as Director of Accounting for the WMX Urban Services Group. Mr. Conrath is also a Certified Public Accountant.


    JOHN J. MCDONNELL has been a Vice President--Engineering of the Company since the Exchange. He previously served as Environmental Engineer for ADS (since February 1993) and CDI (since June 1995). From 1985 through February 1993, Mr. McDonnell was employed by WMX, most recently as an Engineering Manager.


    MARY T. RYAN has been a Vice President--Corporate Affairs since March 1997 after joining the Company in November 1996. From May 1996 to November 1996, she was employed by Ketchum Public Relations as Senior Vice President, Corporate Issues. From July 1984 to April 1995 she was employed by WMX Technologies, Inc., most recently as Vice President, Management Services.


    MERRIL M. HALPERN has served as a director of the Company since the Exchange. Since October 1984, Mr. Halpern has served as Chairman of the Board of Charterhouse. From 1973 to October 1984, Mr. Halpern served as President and Chief Executive Officer of Charterhouse. Mr. Halpern is also a director of Designer Holdings Ltd., a developer and marketer of designer sportswear lines ("Designer Holdings"); Insignia Financial Group, Inc., a real estate management firm; and Microwave Power Devices, Inc., a manufacturer of highly linear power amplifiers primarily for the wireless telecommunications market ("MPD").

    A. LAWRENCE FAGAN has served as a director of the Company since the Exchange. He has been President of Charterhouse since January 1997 and formerly served as Executive Vice President of Charterhouse since 1984. Mr. Fagan is also a director of Designer Holdings and MPD.

    RICHARD T. HENSHAW, III has been a director of the Company since the Exchange. He has served as a director of ADS (since January 1993) and CDI (since May 1995). Mr. Henshaw has been a Managing Director of Charterhouse since January 1997 and formerly served as a Senior Vice President of Charterhouse since 1991. Prior thereto he was a Senior Vice President of The Bank of New York. Mr. Henshaw is also a director of Cornell Corrections, Inc., a provider of privatized correctional services.

    G.T. BLANKENSHIP has been a director of the Company since the Exchange. He previously served as a director of ADS (since January 1991). Mr. Blankenship has been a self-employed private investor since 1990.

    NORMAN STEISEL has been a director of the Company since July 1996. He has been the President of EnEssCo Strategies, a strategic consulting services firm specializing in government regulated markets, since January 1994. From January 1990 through December 1993, Mr. Steisel was the First Deputy Mayor of the City of New York. Prior to 1990, he was a Senior Vice President at Lazard Freres & Co., specializing in environmental corporate and municipal finance.

    See "Certain Transactions" and "Principal Stockholders" for certain information concerning the Company's directors and executive officers.

    Directors of the Company hold office until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier resignation or removal. All officers are appointed by and serve at the discretion of the Board of Directors. There are no family relationships among any directors or officers of the Company.

    The Board of Directors has established a compensation committee and an audit committee. The compensation committee reviews executive salaries, administers any bonus, incentive compensation and stock option plans of the Company, including the American Disposal Services, Inc. 1996 Stock Option Plan, and approves the salaries and other benefits of the executive officers of the Company. In addition, the compensation committee consults with the Company's management regarding pension and other benefit plans and compensation policies and practices of the Company. The audit committee reviews the professional services provided by the Company's independent auditors, the independence of such auditors from management of the Company, the annual financial statements of the Company and the Company's system of internal accounting controls. The audit committee also reviews such other matters with respect to the accounting, auditing and financial reporting practices and procedures of the Company as it may find appropriate or may be brought to its attention, and meets from time to time with members of the Company's internal audit staff.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During 1996, the Company's compensation committee determined the compensation of all the Company's executive officers. The compensation committee of the Board of Directors consists of Messrs. Blankenship and Henshaw. No member of the compensation committee or executive officer of the Company has a relationship that would constitute an interlocking relationship with the executive officers or directors of another entity.

DIRECTOR COMPENSATION

    The only directors who are compensated for services as a director are Messrs. Blankenship and Steisel, each of whom receives $2,000 for each meeting of the Board of Directors that he attends and $500 for each meeting of a committee of the Board of Directors that he attends.

EXECUTIVE COMPENSATION

    The following table sets forth, for the years ended December 31, 1996 and 1995, the cash compensation paid and shares underlying options granted to each of the five most highly compensated executive officers whose salary for each such fiscal year was in excess of $100,000. The Company did not pay bonuses to these individuals during the years ended December 31, 1996 and 1995.

                           SUMMARY COMPENSATION TABLE

                                                                                                         SHARES
                                                                                                       UNDERLYING
                                                                               YEAR       SALARY    OPTIONS GRANTED
                                                                             ---------  ----------  ----------------
Richard De Young, President(1).............................................       1996  $  275,442        282,743
                                                                                  1995  $  230,092              0
Scott Flamm(2)(3)..........................................................       1996  $  225,000         83,989
                                                                                  1995  $  122,106              0
David C. Stoller(4)........................................................       1996  $  125,000        218,371
                                                                                  1995           0              0
Richard Kogler(5)..........................................................       1996  $  160,500         52,082
                                                                                  1995  $   93,246              0
Ann L. Straw(6)............................................................       1996  $  142,500         34,863
                                                                                  1995  $   73,125              0

------------------------

(1) Options to purchase 282,743 shares were granted to Mr. De Young in 1996 as part of the Exchange to replace options to purchase shares of ADS and CDI granted in prior years.

(2) Mr. Flamm resigned from the Company in February 1997.

(3) Options to purchase 83,989 shares were granted to Mr. Flamm in 1996 as part of the Exchange to replace options to purchase shares of ADS and CDI granted in prior years.


(4) Options to purchase 218,371 shares were granted to Mr. Stoller in 1996 as part of the Exchange to replace options to purchase shares of ADS and CDI granted in prior years. Mr. Stoller's 1996 compensation figure reflects employment during the period from August 1996 through December 1996.


(5) Options to purchase 29,857 shares were granted to Mr. Kogler in 1996 as part of the Exchange to replace options to purchase shares of ADS and CDI granted in prior years. Mr. Kogler's 1995 compensation figure reflects employment during the period from May 1995 to year ended December 31, 1995.

(6) Options to purchase 19,863 shares were granted to Ms. Straw in 1996 as part of the Exchange to replace options to purchase shares of ADS and CDI granted in prior years. Ms. Straw's 1995 compensation figure reflects employment during the period from June 1995 to year ended December 31, 1995.

STOCK OPTIONS

    The following table contains information concerning the grant of options to purchase shares of the Company's Common Stock to each of the named executive officers of the Company during the year ended December 31, 1996. No stock appreciation rights ("SARS") were granted in 1996.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                      POTENTIAL REALIZABLE
                                         INDIVIDUAL GRANTS                                           VALUE AT ASSUMED ANNUAL
                                 ----------------------------------                                      RATES OF STOCK
                                    NUMBER OF     PERCENT OF TOTAL                                   APPRECIATION FOR OPTION
                                   SECURITIES      OPTIONS GRANTED                                          TERM (1)
                                   UNDERLYING       TO EMPLOYEES     EXERCISE PRICE   EXPIRATION   ---------------------------
NAME                             OPTIONS GRANTED   IN FISCAL YEAR       ($/SHARE)      DATE (2)         5%            10%
-------------------------------  ---------------  -----------------  ---------------  -----------  ------------  -------------
Richard De Young (3)...........             0                 0%              N/A            N/A    $        0    $         0
Scott Flamm(3)(4)..............             0                 0%              N/A            N/A    $        0    $         0
David C. Stoller(3)............             0                 0%              N/A            N/A    $        0    $         0
Richard Kogler(3)..............        22,225              32.6%        $    9.00       07/30/06    $  125,795    $   318,788
Ann L. Straw(3)................        15,000              22.0%        $    9.00       07/30/06    $   84,901    $   215,155

------------------------

(1) Amounts reported in these columns represent amounts that may be realized upon exercise of options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation (5% and 10%) on the Company's Common Stock over the term of the options. The potential realizable values set forth above do not take into account applicable tax and expense payments that may be associated with such option exercises. Actual realizable value, if any, will be dependent on the future price of the Common Stock on the actual date of exercise, which may be earlier than the stated expiration date. The 5% and 10% assumed annualized rates of stock price appreciation over the exercise period of the options used in the table above are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future price of the Common Stock on any date. There is no representation either express or implied that the stock price appreciation rates for the Common Stock assumed for purposes of this table will actually be achieved.

(2) Each option is subject to earlier termination if the officer's employment with the Company is terminated for certain reasons.

(3) Options granted in 1996 as part of the Exchange to replace options to purchase shares of ADS and CDI granted in prior years are excluded.

(4) Mr. Flamm resigned from the Company in February 1997.

    The following table sets forth information for each of the named executive officers with respect to the value of options outstanding as of December 31, 1996. There were no options exercised during 1996.

                         FISCAL YEAR-END OPTION VALUES


                                                              NUMBER OF SECURITIES
                                                                   UNDERLYING             VALUE OF UNEXERCISED
                                                             UNEXERCISED OPTIONS AT       IN-THE-MONEY OPTIONS
                                                               DECEMBER 31, 1996        AT DECEMBER 31, 1996 (1)
                                                           --------------------------  ---------------------------
NAME                                                       EXERCISABLE  UNEXERCISABLE  EXERCISABLE   UNEXERCISABLE
---------------------------------------------------------  -----------  -------------  ------------  -------------
Richard De Young.........................................     111,376        171,367   $  1,244,921   $ 1,907,651
Scott Flamm(2)...........................................      47,759         36,230   $    529,647   $   401,791
David C. Stoller.........................................     124,171         94,200   $  1,377,056   $ 1,044,678
Richard Kogler...........................................       9,169         42,913   $    101,967   $   441,697
Ann L. Straw.............................................       6,103         28,760   $     67,869   $   295,844


------------------------

(1) Represents the difference between $18.50, the last reported sales price per share of the Common Stock on December 31, 1996, and the exercise price per share of the in-the-money options, multiplied by the number of shares underlying the in-the-money options.

(2) Mr. Flamm resigned from the Company in February 1997.

EMPLOYMENT AGREEMENTS


    In May 1996, Mr. Stoller entered into an employment agreement with the Company, under which he serves as the Company's Chairman. The employment agreement provides for a current annual base salary of $300,000 and terminates on July 30, 1997, but is automatically renewed for successive one-year terms unless either party terminates the agreement on 180 days' notice. The employment agreement provides that Mr. Stoller will receive a $600,000 payment in the event his employment is terminated following a "change-in-control" of the Company.



    In May 1996, Mr. De Young entered into an employment agreement with the Company, under which he serves as the Company's President. The employment agreement provides for a current annual base salary of $300,000 and terminates in July 1999. The employment agreement provides that Mr. De Young will receive a $600,000 payment in the event his employment is terminated following a "change-in-control" of the Company. In addition, if the Company retains an officer (other than the Chairman of the Board) in a capacity that is senior to Mr. De Young, or if his responsibilities are materially diminished (other than for cause), Mr. De Young will have the right to terminate his employment in which event he will be entitled to receive payments equal to the greater of $750,000 or the remaining aggregate amount of base salary otherwise payable under the employment agreement.



    In May 1995, Mr. Kogler entered into an employment agreement with the Company, which provides for a current annual base salary of $172,000 and an initial term of three years (continuing on an at-will basis thereafter).



    In June 1995, Ms. Straw entered into an employment agreement with the Company, under which she serves as its Vice President and General Counsel. The employment agreement currently provides for a current annual base salary of $158,000 and terminates on June 2, 1998, but is automatically renewed for successive one-year terms unless either party terminates on 30 days' notice.

1996 STOCK OPTION PLAN

    Effective as of January 1, 1996, the Company adopted the American Disposal Services, Inc. 1996 Stock Option Plan (the "Plan"). The Plan is a stock plan providing for the grant of incentive stock options and nonqualified stock options to key employees and consultants of the Company and its subsidiaries.

    ADMINISTRATION. The Plan is administrated by the compensation committee of the Company's Board of Directors (the "Committee"). The Committee determines the key employees and consultants eligible to receive options and the terms thereof, all in a manner consistent with the Plan.

    SHARES SUBJECT TO OPTIONS. The Plan provides that the total number of shares of Common Stock that may be subject to options shall be 1,100,000 shares. Shares subject to any option which terminates or expires unexercised will be available for subsequent grants. In March 1997, the Board of Directors approved an amendment to the Plan to increase the total number of shares of Common Stock that may be subject to option grants to 1,600,000 shares. The effectiveness of such amendment is conditioned upon the approval thereof by the stockholders of the Company.

    OPTIONS. The Plan provides for the grant of incentive stock options and nonqualified stock options to key employees and consultants, as determined by the Committee. The exercise price of incentive stock options granted under the Plan shall be at least 100% of fair market value of the Common Stock on the date of grant and the exercise price of nonqualified stock options shall be at least equal to the par value of the Common Stock. Nonqualified stock options shall be exercisable for not more than ten years, and incentive stock options may be exercisable for up to ten years except as otherwise provided. The Committee may provide that an optionee may pay for shares upon exercise of an option: (i) in cash; (ii) in already-owned shares of Common Stock; (iii) by agreeing to surrender then exercisable options equivalent in value; (iv) by payment through a cash or margin arrangement with a broker; (v) in shares otherwise issuable upon exercise of the option; or (vi) by such other medium or by any combination of (i), (ii), (iii), (iv) or (v) as authorized by the Committee. The grant of an option may be accompanied by a reload option, which gives an optionee who pays the exercise price of an option with shares of Common Stock an additional option to acquire the same number of shares that was used to pay for the original option. Under certain circumstances, including termination of employment upon retirement, disability or death, the option may be exercised during an extended period.

    In connection with the Exchange, all options to purchase shares of ADS and CDI were exchanged for options to purchase shares of Common Stock under the Plan.

                              CERTAIN TRANSACTIONS

    Mr. Stoller is an officer of Charterhouse Environmental Capital, an affiliate of Charterhouse, which provided management and consulting services to the Company from 1993 through the closing of the Company's initial public offering on July 30, 1996. These services included: services relating to the Company's banking and other financial relationships including assistance in connection with the financing and refinancing of corporate indebtedness; analysis and assistance from both a financial and operational standpoint in connection with the expansion of the Company's business operations; assistance with strategic planning; and advice related to acquisitions. Fees paid by the Company to Charterhouse Environmental Capital were $515,000 in 1994, $659,000 in 1995 and $466,000 in 1996.

    On November 16, 1995, the Company borrowed $12.5 million from Charterhouse Equity Partners II, L.P. See "Principal Stockholders." The loan was scheduled to mature on November 15, 1996 and bore interest at a rate per annum equal to the prime rate plus 3%. The Company repaid this loan in June 1996 with $7.5 million of borrowings under the Credit Facility and the remaining $5.0 million was repaid with existing cash.

    Effective as of January 1, 1996, the Company entered into agreements with each of its executive officers providing that, upon such officer's exercise of stock options granted in exchange for options previously granted by CDI, the Company will pay to such officer an amount equal to the tax savings actually recognized by the Company as a result of the deductions attributable to such exercise. In no event can the payment to be received by an executive officer under such agreement exceed the difference between the federal income tax actually paid by such officer as a result of such option exercise and the amount of federal income tax that would have been paid by such officer had such option exercise been taxed at the capital gains rate.

    All future transactions, including loans, between the Company and its officers, directors, principal stockholders or their affiliates will be subject to approval of a majority of the independent and disinterested outside directors, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS


    The following table sets forth certain information with respect to beneficial ownership of the Common Stock as of April 30, 1997 and as adjusted to reflect the sale of the Common Stock offered hereby, by: (i) each person known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock; (ii) each of the Company's directors; (iii) the Company's Chief Executive Officer and each of the Company's other current executive officers; and (iv) the Company's directors and executive officers as a group.



                                                                                                       PERCENTAGE
                                                                                                     OWNERSHIP (1)
                                                                                                ------------------------
                                                                             NUMBER OF SHARES
                                                                               BENEFICIALLY      PRIOR TO       AFTER
NAME AND ADDRESS OF BENEFICIAL OWNERS                                              OWNED         OFFERING     OFFERING
---------------------------------------------------------------------------  -----------------  -----------  -----------
Charterhouse Environmental Holdings, L.L.C. (2)............................       1,867,289          21.05%       15.09%
Charterhouse Equity Partners II, L.P. (3)..................................       2,511,973          28.31%       20.30%
CDI Equity, LLC (4)........................................................         644,109           7.26%        5.21%
The Equitable Companies Incorporated (5)...................................         927,200          10.45%        7.49%
The Capital Group Companies, Inc. (5)......................................         575,000           6.48%        4.65%
David C. Stoller (6)(7)....................................................         124,172           1.38%           *
Richard De Young (6)(8)....................................................         121,536           1.35%           *
Stephen P. Lavey...........................................................         --              --           --
Merril M. Halpern (7)......................................................         --              --           --
A. Lawrence Fagan (7)......................................................         --              --           --
Richard T. Henshaw, III (7)................................................         --              --           --
G.T. Blankenship (9).......................................................         100,935           1.14%           *
Norman Steisel.............................................................         --              --           --
Richard Kogler (6).........................................................          10,345              *            *
Ann L. Straw (6)...........................................................           6,103              *            *
John J. McDonnell (6)(10)..................................................          33,940              *            *
Lawrence R. Conrath (6)(11)................................................          20,246              *            *
Mary T. Ryan (12)..........................................................           4,000              *            *
All directors and executive officers as a group (13 persons)(6)............         421,277           4.59%        3.32%


------------------------

*   Less than one percent.

(1) Assumes no exercise of the Underwriters' over-allotment option to purchase up to 525,000 additional shares of Common Stock from the Company. See "Underwriting."

(2) The address of Charterhouse Environmental Holdings, L.L.C. ("Charter Environmental") is c/o Charterhouse Group International, Inc., 535 Madison Avenue, New York, New York 10022. Charterhouse Equity Partners, L.P. ("CEP") and StollerCo Partners, L.P. ("StollerCo") are the members of Charter Environmental, with a majority of the ownership interests being held by CEP. The general partner of CEP is CHUSA Equity Investors, L.P., whose general partner is Charterhouse Equity, Inc., a wholly-owned subsidiary of Charterhouse. As a result of the foregoing, all of the shares of Common Stock held by Charter Environmental would, for purposes of Section 13(d) of the Securities Exchange Act of 1934, be considered to be beneficially owned by Charterhouse. Mr. Stoller is a partner of StollerCo and disclaims beneficial ownership of shares of Common Stock held of record by Charter Environmental.


(3) The address of Charterhouse Equity Partners II, L.P. ("CEP II") is c/o Charterhouse Group International, Inc., 535 Madison Avenue, New York, New York 10022. The general partner of CEP II is CHUSA Equity Investors II, L.P., whose general partner is Charterhouse Equity II, Inc., a wholly-owned subsidiary of Charterhouse. As a result of the foregoing, all of the shares of Common Stock held by CEP II would, for purposes of Section 13(d) of the Securities Exchange Act of 1934, be considered to be beneficially owned by Charterhouse.


(4) The address of CDI Equity, LLC ("CDI Equity") is c/o Aetna Life and Casualty Company, Conveyor IG6U, 151 Farmington Avenue, Hartford, Connecticut 06156. The member interests in CDI Equity, LLC are held as follows: 99% by Aetna Life Insurance Company, which is a wholly-owned subsidiary of Aetna Life and Casualty Company, and 1% by CDI Equity, Inc., a wholly-owned subsidiary of Aetna Life Insurance Company.



(5) Information regarding The Equitable Companies Incorporated ("Equitable") and The Capital Group Companies, Inc. ("Capital Group") is based on Schedules 13G filed by such persons with the Securities and Exchange Commission as of December 31, 1996. Equitable filed its 13G jointly on behalf of itself, AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, Alpha Assurances I.A.R.D. Mutuelle, Alpha Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle and AXA. The address of Equitable is 787 Seventh Avenue, New York, NY 10019. The address of the Capital Group is 353 South Hope Street, Los Angeles, CA 90071.



(6) Includes options exercisable within 60 days of March 31, 1997 to purchase 124,172, 119,069, 10,345, 32,944, 19,348 and 6,103 shares granted under the
    American Disposal Services, Inc. 1996 Stock Option Plan to Messrs. Stoller, De Young, Kogler, McDonnell and Conrath and Ms. Straw, respectively. For purposes of computing the percentage of outstanding shares beneficially held by each person or group of persons named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be beneficially owned for the purpose of computing the percentage ownership of such person or group of persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.


(7) Merril M. Halpern and A. Lawrence Fagan are executive officers, directors and stockholders of Charterhouse and Richard T. Henshaw, III and David C. Stoller are executive officers of Charterhouse. Messrs. Halpern, Fagan, Henshaw and Stoller each disclaim beneficial ownership of the shares of Common Stock beneficially owned by Charterhouse.

(8) Includes 2,467 shares held jointly by Mr. De Young and his wife.

(9) Includes 7,995 shares held by Mr. Blankenship's wife, of which Mr. Blankenship disclaims beneficial ownership.

(10) Includes 996 shares held by Mr. McDonnell's minor children.

(11) Includes 498 shares held jointly by Mr. Conrath and his wife and 400 shares held in an IRA for the benefit of Mr. Conrath.

(12) Shares held jointly by Ms. Ryan and her husband.

                          DESCRIPTION OF CAPITAL STOCK

    The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). The discussions of the Common Stock and Preferred Stock here and elsewhere in this Prospectus are qualified in their entirety by reference to: (i) the Certificate of Incorporation of the Company, as amended, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part; and (ii) the applicable Delaware law.

COMMON STOCK

    Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Stockholders casting a plurality of votes of the stockholders entitled to vote in an election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of Preferred Stock that may be issued at such future time or times. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company after the payment of all debts and other liabilities and subject to the prior rights of Preferred Stock that may be outstanding at such time. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares of Common Stock offered by the Company in the Offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

    As of March 31, 1997, there were 8,872,501 shares of Common Stock outstanding. After giving effect to the issuance of the 3,500,000 shares of Common Stock offered by the Company hereby (assuming no exercise of the Underwriters' over-allotment option), there will be 12,372,501 shares of Common Stock outstanding upon the closing of the Offering.

UNDESIGNATED PREFERRED STOCK

    The Company's Certificate of Incorporation authorizes 5,000,000 shares of Preferred Stock. The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control of others. At present, the Company has no plans to issue any of the Preferred Stock.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

    The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203") which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (for the purposes of determining the number of shares outstanding, under Delaware law, those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer are excluded from the calculation); or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

    Section 203 defines a business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

    Certain provisions of the Company's Certificate of Incorporation and Delaware law may have a significant effect in delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of other holders of Common Stock. In particular, the ability of the Board of Directors to issue Preferred Stock without further stockholder approval may have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of other holders of Common Stock.

REGISTRATION RIGHTS

    After the Offering, the holders of 5,023,371 shares of Common Stock and warrants to purchase 168,905 shares of Common Stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreements between the Company and the holders of such registrable securities, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such Common Stock therein. The holders of such registrable securities may also require the Company on two separate occasions to file a registration statement under the Securities Act at the Company's expense with respect to their shares of Common Stock, and the Company is required to use its diligent reasonable efforts to effect such registration. These rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration.

TRANSFER AGENT

    The Transfer Agent for the Common Stock is the Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004. Its telephone number is
(212) 509-4000.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of the Offering, the Company will have approximately 12,372,501 shares of Common Stock outstanding (assuming no exercise of the Underwriters' overallotment option). Of these shares, the 3,162,500 shares sold in the Company's initial public offering and the 3,500,000 shares sold in the Offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by an existing "affiliate" of the Company, as that term is defined by the Securities Act (an "Affiliate"), which shares will be subject to the resale limitations of Rule 144 adopted under the Securities Act.

    After the Offering, the holders of 5,023,371 shares of Common Stock, and warrants to purchase 168,905 shares of Common Stock, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See "Description of Capital Stock--Registration Rights." Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by Affiliates) immediately upon the effectiveness of such registration.


    The Company's officers and directors and Charter Environmental, CEP II and CDI Equity, who beneficially own an aggregate of 5,444,648 shares of Common Stock or options or warrants to purchase shares of Common Stock, have agreed not to sell, offer to sell, distribute, pledge, grant any option for the sale of, or otherwise dispose of, directly or indirectly, or encumber, or exercise any registration rights with respect to, any shares of Common Stock, any options or warrants to purchase any shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock now owned by them or hereafter acquired or with respect to which they have acquired or hereafter acquire the power of disposition for a period of 180 days after the date of this Prospectus, without the prior written consent of Oppenheimer & Co., Inc. Additionally, the Company has agreed not to sell, offer to sell, distribute, pledge, grant any option for the sale of, or otherwise dispose of, directly or indirectly, or encumber, or exercise registration rights with respect to, any shares of Common Stock, any options or warrants to purchase any shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock now owned by them or hereafter acquired or with respect to which they have acquired or hereafter acquire the power of disposition for a period 180 days after the date of this Prospectus, without the prior written consent of Oppenheimer & Co., Inc., subject to certain limited exceptions.



    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who owns shares that were purchased from the Company (or any Affiliate) at least one year previously, including persons who may be deemed Affiliates of the Company, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock or the average weekly trading volume of the Company's Common Stock in the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an Affiliate of the Company at any time during the 90 days preceding a sale, and who owns shares within the definition of "restricted securities" under Rule 144 under the Securities Act that were purchased from the Company (or any Affiliate) at least two years previously, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements. Upon completion of the Offering, 265,353 shares of Common Stock not subject to the 180 day restriction described above will be eligible for sale under Rule 144.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Oppenheimer & Co., Inc. and Credit Suisse First Boston Corporation are acting as Representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite the name of such Underwriter below:

                                                                                  NUMBER OF
                                                                                  SHARES OF
UNDERWRITER                                                                      COMMON STOCK
------------------------------------------------------------------------------  --------------
Oppenheimer & Co., Inc........................................................
Credit Suisse First Boston Corporation........................................  .............

                                                                                --------------
Total.........................................................................      3,500,000
                                                                                --------------
                                                                                --------------

    The Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a
concession of $         per share. The Underwriters may allow, and such dealers
may reallow, a concession not in excess of $         per share to certain
brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be changed by the Representatives. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are taken.

    The Company has granted the Underwriters an option, exercisable for up to 30 days after the date of this Prospectus, to purchase up to an aggregate of 525,000 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise such option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them as shown in the foregoing table bears to the 3,500,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby.


    The Company has agreed to indemnify the representatives of the Underwriters and the several Underwriters against certain liabilities, including, without limitation liabilities under the Securities Act.


    The Company's officers and directors and Charter Environmental, CEP II and CDI Equity, who beneficially own an aggregate of 5,444,648 shares of Common Stock or options or warrants to purchase shares of Common Stock, have agreed not to sell, offer to sell, distribute, pledge, grant any option for the sale of, or otherwise dispose of, directly or indirectly, or encumber, or exercise registration rights with respect to, any shares of Common Stock, any options or warrants to purchase any shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock now owned by them or hereafter acquired or with respect to which they have acquired or hereafter acquire the power of disposition for a period of 180 days after the date of this Prospectus without the prior written consent of Oppenheimer & Co., Inc. The Company has also agreed not to sell, offer to sell, distribute, pledge, grant any option for the sale of, or otherwise dispose of, directly or indirectly, or encumber, or exercise registration rights with respect to, any shares of Common Stock, any options or warrants to purchase any shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock now owned by them or hereafter acquired or with respect to which they have acquired or hereafter acquire the power of disposition for a period of 180 days after the date of this Prospectus, without the prior written consent of Oppenheimer & Co., Inc., subject to certain limited exceptions. See "Shares Eligible for Future Sale."



    The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Securities Act of 1934, as amended (the "Exchange Act"). Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. In "passive" market making, market makers in the Common Stock who are Underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the Common Stock until the time, if any, at which a stabilizing bid is made. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the Common Stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Such stablizing transactions, syndicate covering transactions, penalty bids and passive market making may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.


                                 LEGAL MATTERS

    The legality of the Common Stock offered hereby will be passed upon for the Company by Proskauer Rose Goetz & Mendelsohn LLP, 1585 Broadway, New York, New York 10036. Certain legal matters will be passed upon for the Underwriters by Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, New York 10178.

                                    EXPERTS

    The Consolidated Financial Statements of the Company at December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and the

Registration Statement of which this Prospectus forms a part have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The Waste Management, Inc. Evansville, Indiana Operations Statement of Net Tangible Assets to be Sold at December 31, 1996 and the Statements of Revenue and Direct Operating Expenses for each of the two years in the period ended December 31, 1996, appearing in this Prospectus and the Registration Statement of which this Prospectus forms a part have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The financial statements of Liberty Disposal, Inc. at December 31, 1995 and 1996 and for each of the two years in the period ended December 31, 1996, appearing in this Prospectus and the Registration Statement of which this Prospectus forms a part have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION


    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement") under the Securities Act with respect to the Shares offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Shares offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document that has been filed as an exhibit to the Registration Statement are qualified in their entirety by reference to such exhibits for a complete statement of their terms and conditions. Each such statement is qualified in its entirety by such reference. The Company also files periodic reports and other information required to be filed pursuant to the Exchange Act. The Registration Statement and such periodic reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549 or at certain of the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, upon payment of the fees prescribed by the Commission. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street N.W., Washington, D.C. 20549, at prescribed rates.


    The Common Stock is quoted on the Nasdaq National Market under the symbol "ADSI." Reports and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, 1735 K Street N.W., Washington, D.C. 20006.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
AMERICAN DISPOSAL SERVICES, INC. AND SUBSIDIARIES:
  CONSOLIDATED FINANCIAL STATEMENTS
  Report of Independent Auditors...........................................................................  F-2
  Consolidated Balance Sheets at December 31, 1996 and 1995................................................  F-3
  Consolidated Statements of Operations for the years ended December 31, 1996, 1995 and 1994...............  F-4
  Consolidated Statements of Stockholders' Equity for the years ended December 31, 1996, 1995 and 1994.....  F-5
  Consolidated Statements of Cash Flows for the years ended December 31, 1996, 1995 and 1994...............  F-6
  Notes to Consolidated Financial Statements...............................................................  F-7

  UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
  Pro Forma Consolidated Financial Statements..............................................................  F-19
  Pro Forma Condensed Consolidated Balance Sheet at December 31, 1996......................................  F-20
  Pro Forma Consolidated Income Statement for the year ended December 31, 1996.............................  F-21
  Notes to Pro Forma Consolidated Financial Statements.....................................................  F-22

WASTE MANAGEMENT, INC. EVANSVILLE, INDIANA OPERATIONS:
  Report of Independent Public Accountants.................................................................  F-24
  Statement of Net Tangible Assets to be Sold as of December 31, 1996......................................  F-25
  Statements of Revenue and Direct Operating Expenses for the years ended December 31, 1996 and 1995.......  F-26
  Notes to Financial Statements............................................................................  F-27

LIBERTY DISPOSAL, INC.:
  Report of Independent Auditors...........................................................................  F-31
  Balance Sheets at December 31, 1996 and 1995.............................................................  F-32
  Statements of Income for the years ended December 31, 1996 and 1995......................................  F-33
  Statements of Stockholder's Equity for the years ended December 31, 1996 and 1995........................  F-34
  Statements of Cash Flows for the years ended December 31, 1996 and 1995..................................  F-35
  Notes to Financial Statements............................................................................  F-36

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
American Disposal Services, Inc.

    We have audited the accompanying consolidated balance sheets of American Disposal Services, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Disposal Services, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Chicago, Illinois
February 26, 1997, except as to

  Note 5 for which the

  date is March 21, 1997 and
  except as to Note 10
  for which the date is
  March 25, 1997

                        AMERICAN DISPOSAL SERVICES, INC.

                          CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                                                 DECEMBER 31,
                                                                                            ----------------------
                                                                                               1996        1995
                                                                                            ----------  ----------
Current assets:
  Cash and cash equivalents...............................................................  $    2,301  $    6,383
  Cash held in escrow.....................................................................          --         156
  Trade receivables--Net of allowance for doubtful accounts of $473 and $476..............       9,741       6,331
  Prepaid expenses........................................................................       1,248         686
  Inventory...............................................................................         354         312
                                                                                            ----------  ----------
Total current assets......................................................................      13,644      13,868

Property and equipment, net...............................................................      93,692      81,250

Other assets:
  Cost over fair value of net assets of acquired businesses, net of accumulated
    amortization of $1,374 and $823.......................................................      31,237      15,739
  Other intangible assets, net of accumulated amortization of $439 and $305...............       1,610       1,081
  Debt issuance costs, net of accumulated amortization of $204 and $71....................       2,392         815
  Other...................................................................................       2,411       1,940
                                                                                            ----------  ----------
                                                                                            $  144,986  $  114,693
                                                                                            ----------  ----------
                                                                                            ----------  ----------
                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................................................................  $    3,359  $    3,185
  Accrued liabilities.....................................................................       4,249       2,360
  Deferred revenues.......................................................................       2,245       1,202
  Current portion of long-term debt and capital lease obligations.........................       2,572       3,440
  Note payable to stockholder.............................................................          --      12,500
                                                                                            ----------  ----------
Total current liabilities.................................................................      12,425      22,687

Long-term debt and capital lease obligations, net of current portion......................      65,445      48,789
Accrued environmental and landfill costs..................................................       7,603       6,214
Deferred income taxes.....................................................................       1,416       1,240

Redeemable preferred stock................................................................          --       1,908

Stockholders' equity:
  Common stock, $.01 par value, 20,000,000 shares authorized; shares issued and
    outstanding; 1996--8,872,381; 1995--5,662,865.........................................          89          57
  Preferred stock, $.01 par value, 5,000,000 shares authorized; none issued and
    outstanding in 1996 and 1995..........................................................          --          --
Warrants outstanding......................................................................         107         107
Additional paid-in capital................................................................      66,170      41,590
Accumulated deficit.......................................................................      (8,269)     (7,899)
                                                                                            ----------  ----------
                                                                                                58,097      33,855
                                                                                            ----------  ----------
                                                                                            $  144,986  $  114,693
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                            See accompanying notes.

                        AMERICAN DISPOSAL SERVICES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                  YEARS ENDED DECEMBER 31,
                                                                             ----------------------------------
                                                                                1996        1995        1994
                                                                             ----------  ----------  ----------
Revenues...................................................................  $   56,804  $   30,004  $   18,517
Cost of operations.........................................................      30,376      17,286      12,647
Selling, general, and administrative expenses..............................       8,328       5,882       4,910
Depreciation and amortization..............................................      12,334       6,308       3,226
                                                                             ----------  ----------  ----------
Operating income (loss)....................................................       5,766         528      (2,266)
Interest expense...........................................................      (5,745)     (3,030)     (1,497)
Interest income............................................................         260         189           2
Other income...............................................................         179          --          --
                                                                             ----------  ----------  ----------
Income (loss) before income taxes and extraordinary item...................         460      (2,313)     (3,761)
Income tax benefit (expense)...............................................        (245)       (332)      1,372
                                                                             ----------  ----------  ----------
Income (loss) before extraordinary item....................................         215      (2,645)     (2,389)
Extraordinary item -- loss on early retirement of debt.....................        (476)       (908)         --
                                                                             ----------  ----------  ----------
Net loss...................................................................        (261)     (3,553)     (2,389)
Preferred stock dividend...................................................        (109)       (190)         --
                                                                             ----------  ----------  ----------
Net loss applicable to common stockholders.................................  $     (370) $   (3,743) $   (2,389)
                                                                             ----------  ----------  ----------
                                                                             ----------  ----------  ----------
Per common share:
  Income (loss) before extraordinary item..................................  $      .02  $     (.80) $     (.99)
  Extraordinary item.......................................................        (.07)       (.26)         --
                                                                             ----------  ----------  ----------
  Net loss.................................................................  $     (.05) $    (1.06) $     (.99)
                                                                             ----------  ----------  ----------
                                                                             ----------  ----------  ----------
Weighted average common stock and common stock equivalent shares
  outstanding..............................................................   7,063,928   3,527,688   2,411,381
                                                                             ----------  ----------  ----------
                                                                             ----------  ----------  ----------

                            See accompanying notes.

                        AMERICAN DISPOSAL SERVICES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                             (DOLLARS IN THOUSANDS)

                                            COMMON STOCK                       ADDITIONAL                    TOTAL
                                       -----------------------    WARRANTS       PAID-IN    ACCUMULATED   STOCKHOLDERS'
                                         SHARES      AMOUNT      OUTSTANDING     CAPITAL      DEFICIT        EQUITY
                                       ----------  -----------  -------------  -----------  ------------  ------------
Balance -- December 31, 1993.........   2,099,952   $      21     $     107     $  14,170    $   (1,767)   $   12,531
Issuance of common stock, net of
  issuance costs.....................     282,393           3            --         1,987            --         1,990
Net loss.............................          --          --            --            --        (2,389)       (2,389)
                                       ----------         ---         -----    -----------  ------------  ------------
Balance -- December 31, 1994.........   2,382,345          24           107        16,157        (4,156)       12,132
Issuance of common stock, net of
  issuance costs.....................   3,280,520          33            --        25,433            --        25,466
Net loss.............................          --          --            --            --        (3,553)       (3,553)
Dividends on preferred stock.........          --          --            --            --          (190)         (190)
                                       ----------         ---         -----    -----------  ------------  ------------
Balance -- December 31, 1995.........   5,662,865          57           107        41,590        (7,899)       33,855
Issuance of common stock, net of
  issuance costs.....................   3,162,500          32            --        24,573            --        24,605
Exercise of common stock warrants and
  options............................      47,016          --            --             7            --             7
Dividends on preferred stock.........          --          --            --            --          (109)         (109)
Net loss.............................          --          --            --            --          (261)         (261)
                                       ----------         ---         -----    -----------  ------------  ------------
Balance at December 31, 1996.........   8,872,381   $      89     $     107     $  66,170    $   (8,269)   $   58,097
                                       ----------         ---         -----    -----------  ------------  ------------
                                       ----------         ---         -----    -----------  ------------  ------------

                            See accompanying notes.

                        AMERICAN DISPOSAL SERVICES, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                      YEARS ENDED DECEMBER 31,
                                                                                  ---------------------------------
                                                                                     1996        1995       1994
                                                                                  ----------  ----------  ---------
OPERATING ACTIVITIES
Net loss........................................................................  $     (261) $   (3,553) $  (2,389)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
  Extraordinary item, net.......................................................         476         908         --
  Depreciation and amortization.................................................      12,334       6,308      3,226
  Provision for environmental and landfill costs................................         571         292         48
  Deferred income taxes.........................................................         176          47     (1,372)
  Gain on sale of fixed assets..................................................         (98)         --         --
  Changes in operating assets and liabilities, net of effects from acquisitions:
    Trade receivables...........................................................      (2,600)       (340)      (625)
    Prepaid expenses, cash held in escrow and other assets......................      (1,029)        (33)      (361)
    Inventory...................................................................         (42)       (128)       (96)
    Accounts payable, accrued liabilities and accrued environmental and landfill
      costs.....................................................................       1,522       1,846        235
    Deferred revenue............................................................         656         254        210
                                                                                  ----------  ----------  ---------
Net cash provided by (used in) operating activities.............................      11,705       5,601     (1,124)

INVESTING ACTIVITIES
Capital expenditures............................................................     (14,003)     (6,173)    (5,600)
Cost of acquisitions............................................................     (25,029)    (62,201)      (580)
                                                                                  ----------  ----------  ---------
Net cash used in investing activities...........................................     (39,032)    (68,374)    (6,180)

FINANCING ACTIVITIES
Net proceeds from issuances of common stock.....................................      24,605      25,466      1,990
Exercise of stock options and warrants..........................................           7          --         --
Redemption of preferred stock...................................................      (1,950)         --         --
Net proceeds from issuance of preferred stock...................................          --       1,908         --
Preferred stock dividend........................................................        (109)       (190)        --
Proceeds from issuance of long-term debt........................................      66,950      32,568      6,319
Repayments of indebtedness......................................................     (51,162)     (2,698)    (2,511)
Proceeds from (payment of) note payable to stockholder..........................     (12,500)     12,500         --
Debt issuance costs.............................................................      (2,596)       (946)       (80)
                                                                                  ----------  ----------  ---------
Net cash provided by financing activities.......................................      23,245      68,608      5,718
                                                                                  ----------  ----------  ---------
Net increase (decrease) in cash and cash equivalents............................      (4,082)      5,835     (1,586)
Cash and cash equivalents, at beginning of year.................................       6,383         548      2,134
                                                                                  ----------  ----------  ---------
Cash and cash equivalents, at end of year.......................................  $    2,301  $    6,383  $     548
                                                                                  ----------  ----------  ---------
                                                                                  ----------  ----------  ---------

Supplemental cash flow information:
Cash paid for interest..........................................................  $    6,222  $    2,515  $   1,426
Cash (refunds) paid for income taxes............................................        (159)        478         --

                            See accompanying notes.

                        AMERICAN DISPOSAL SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995 AND 1994

1. FORMATION AND BASIS OF PRESENTATION

    ADS, Inc. (ADS) was organized January 15, 1991, to acquire, develop, and operate non-hazardous municipal solid waste disposal, collection, and transfer operations and provide non-hazardous solid waste disposal management services to commercial, industrial, and residential customers. During 1993, an affiliate of Charterhouse Equity Partners, L.P. (CEP) purchased a controlling interest in ADS.

    County Disposal, Inc. (County) was incorporated by Charterhouse Equity Partners II, L.P. (CEPII) on April 27, 1995, for the purpose of acquiring certain net assets of Envirite Corporation (Envirite). On April 28, 1995, Envirite and County entered into an Asset Purchase Agreement whereby County agreed to purchase from Envirite certain landfill facilities and waste transportation and collection equipment located in Livingston County, Illinois, and Wyandot County, Ohio; all of the issued and outstanding capital stock of County Environmental Services, Inc., a wholly-owned subsidiary of Envirite, which owned and operated a landfill facility and waste transportation and collection equipment located in Clarion County, Pennsylvania; and certain related assets and assumption of certain liabilities.

    Effective January 1, 1996, the stockholders of ADS and County exchanged their shares for shares of a newly created holding company by the name of American Disposal Services, Inc. (the Company). This share exchange (the Exchange) qualifies as a transfer of companies under common control as affiliates of Charterhouse Group International, Inc. are the general partners and in control of CEP and CEPII and, accordingly, the transaction has been accounted for at historical cost in a manner similar to pooling of interests accounting. The financial statements have been prepared as if this Exchange had occurred as of December 31, 1993.

    In July 1996, the Company issued 3,162,500 shares of common stock at $9.00 per share in its initial public offering. Proceeds from the offering, net of underwriting commissions and related expenses, were $24.6 million. Immediately following the offering, the Company had 8,825,365 common stock shares issued and outstanding. The offering proceeds were used to finance acquisitions and paydown a portion of the debt facility.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of trade receivables. Credit risk on trade receivables is minimized as a result of the large and diverse nature of the Company's customer base. No single group or customer represents greater than 10% of total accounts receivable. The Company maintains an allowance for losses based on the expected collectibility of accounts receivable. Credit losses have been within management's expectations.

                        AMERICAN DISPOSAL SERVICES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
FAIR VALUE OF FINANCIAL INSTRUMENTS

    Trade receivables, trade payables, and debt obligations are carried at cost which approximates fair value.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents represent cash in banks and liquid investments with original maturities of three months or less.

CASH HELD IN ESCROW

    Cash held in escrow represents cash held in banks restricted to fund obligations incurred in acquiring businesses.

INVENTORY

    Inventory is stated at the lower of cost (first in, first out method) or market and consists principally of equipment parts, materials, and supplies.

PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost. Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the respective assets as follows:

Vehicles and equipment.....................  3 to 12 years

                                                  25 to 30
Buildings..................................          years

    Expenditures for major renewals are capitalized, and expenditures for routine maintenance and repairs are charged to expense as incurred.

    Capitalized landfill costs include expenditures for land and related airspace, permitting costs and preparation costs. Landfill permitting and preparation costs represent only direct costs related to these activities, including legal, engineering, construction of landfill improvements, cell development costs, and the direct costs of Company personnel dedicated for these purposes. Preparation costs for individual secure land disposal cells are recorded in property and equipment and amortized as the airspace is filled.


INTANGIBLE ASSETS



    The cost over fair value of tangible net assets of acquired businesses represents long-lived intangible assets including routes, tradenames and goodwill and is amortized on a straight-line method over periods

                        AMERICAN DISPOSAL SERVICES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

not exceeding 40 years. Other intangible assets, substantially all of which are covenants not to compete and customer lists, are amortized on the straight-line method over their estimated lives, typically no more than 12 years. Amortization expense for fiscal years 1996, 1995, and 1994 related to intangible assets was approximately $1.0 million, $1.4 million, and $600,000, respectively. In 1995, the Company determined not to enforce certain covenants not to compete which arose from 1993 transactions with the net book value of such covenants of $505,000, was fully written-off and included in 1995 amortization expense.



    The Company continually evaluates the value and future benefits of its intangibles. The Company assesses recoverability from future operations using income from operations of the related acquired business as a measure. Under this approach, the carrying value would be reduced if it becomes probable that the Company's best estimate for expected future cash flows of the related business would be less than the carrying amount of the intangible over the remaining amortization period. For the three year period ended December 31, 1996, there were no adjustments to the carrying amounts of intangibles resulting from these evaluations.


DEFERRED ACQUISITION COSTS

    The Company capitalizes engineering, legal, accounting, and other direct costs paid to outside parties that are incurred in connection with potential acquisitions. The Company, however, routinely evaluates such capitalized costs and charges to expense those relating to abandoned acquisition candidates. Indirect acquisition costs, such as executive salaries, general corporate overhead, and other corporate services are expensed as incurred. Net deferred acquisition costs, included in other intangible assets, were approximately $545,000 and $370,000 at December 31, 1996 and 1995, respectively.

ACCRUED ENVIRONMENTAL AND LANDFILL COSTS

    Accrued environmental and landfill costs represent landfill accruals which are provided for environmental compliance costs and closure and post-closure costs. These accruals are based on accounting estimates by management determined primarily from the results of engineering studies and reviews and on interpretation of the technical standards of the Environmental Protection Agency's Subtitle D regulations, or the approved state counterpart, and recently promulgated air emissions standards under the Clean Air Act, as they apply on a state-by-state basis. The Company typically provides accruals for these costs as permitted airspace of such facilities is consumed. Closure and post-closure monitoring and maintenance costs represent the costs related to cash expenditures yet to be incurred when a landfill facility ceases to accept waste and closes. Certain of these accrued environmental and landfill costs, principally capping, leachate collection and removal, and methane gas control and recovery, are operating and maintenance costs to be incurred during the 30-year period after the facility closes, but are accrued during the operating life of the site in accordance with the landfill operation requirements of Subtitle D and the EPA's recently promulgated air emissions standards. An environmental and landfill cost accrual is provided as a liability assumed for purchased landfill operations based on permitted airspace consumed prior to the acquisition date and is included in the purchase price allocation (see Note 3). The Company has estimated that, as of December 31, 1996, post-closure expenses, including cap maintenance, groundwater monitoring, methane gas control and recovery and leachate treatment/disposal for up to 30 years after closure in certain cases, will approximate $10.9 million. In addition, the Company has estimated that, as of December 31, 1996, closure costs expected to occur during the operating lives of these facilities' useful lives will approximate

                        AMERICAN DISPOSAL SERVICES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
$35.2 million. These accruals are reviewed by management periodically and revised prospectively for any significant changes in future cost estimates.

INCOME TAXES

    Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

REVENUE RECOGNITION

    Landfill revenues are recorded at the date of actual waste disposal. Revenues billed prior to the performance of services are deferred and recorded as income in the period in which the related services are rendered, generally over a three-month period.

EARNINGS PER SHARE

    Earnings per share is based on the weighted average number of common stock and common stock equivalent shares outstanding during each year and incremental shares from the assumed exercise of options and warrants granted and computed using the treasury stock method.

STOCK-BASED COMPENSATION

    The Company typically grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for such stock option grants in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Options Issued to Employees" (APB 25), and, accordingly, typically recognizes no compensation expense for these stock option grants.


IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS



    In March 1995, the Financial Accounting Standards Board issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of ("SFAS No. 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addressees the accounting for long-lived assets that are expected to be disposed of. SFAS No. 121 is effective for the Company's fiscal year ended December 31, 1996. The adoption of this Statement did not have a material effect on the Company's financial position or results of operations.



    In October 1996, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 96-1, "Environmental Remediation Liabilities." The SOP is effective for fiscal years beginning after December 15, 1996, and provides that enviromental remediation liabilities should be accrued when the criteria of FAS 5, "Accounting for Contingencies," are met. Included in the SOP are benchmarks to aid in the determination of when such criteria are met and environmental liabilities should be recognized. It also provides that the accrual for such liabilities should include future costs of those employees expected to devote a significant amount of

                        AMERICAN DISPOSAL SERVICES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

time directly to the remediation effort. The Company does not believe that the adoption of SOP 96-1 will have a material impact on its financial statements.


3. ACQUISITIONS

    The acquisitions below have been accounted for using the purchase method of accounting and, accordingly, the results of their operations have been included in the Company's results of operations from their respective acquisition dates. The purchase prices have been allocated to the assets acquired and liabilities assumed based on their fair values at their respective acquisition dates with the residual allocated to cost over fair value of net assets acquired.

    During 1996 the Company acquired 16 non-hazardous solid waste businesses, consisting of 16 collection operations and two transfer stations. As described in Note 1, the Company acquired three non-hazardous solid waste landfills and a solid waste collection operation (the Envirite Acquisition) during 1995.

    The Company has not completed its valuation of certain of its 1996 purchases and the purchase price allocations are subject to change when additional information concerning asset and liability valuations is completed.

    The purchase prices allocated to the net assets acquired are as follows (in thousands):

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1996       1995
                                                                          ---------  ---------
Property and equipment..................................................  $   8,425  $  62,288
Accounts receivable and inventory.......................................        810      3,363
Other assets............................................................        785      1,664
Cost over fair value of net assets acquired.............................     15,642      3,060
Total liabilities assumed...............................................       (633)    (8,174)
                                                                          ---------  ---------
Total cash paid.........................................................  $  25,029  $  62,201
                                                                          ---------  ---------
                                                                          ---------  ---------

    The pro forma unaudited results of operations for the years ended December 31, 1996 and 1995, assuming each acquisition above had occurred on January 1, 1995, are as follows (in thousands, except per share data):

                                                                       YEARS ENDED DECEMBER
                                                                               31,
                                                                      ----------------------
                                                                         1996        1995
                                                                      ----------  ----------
Revenues............................................................  $   64,356  $   56,371
Operating income (loss).............................................       5,966      (1,106)
Net loss applicable to common stockholders..........................        (370)     (8,500)
Pro forma loss per share of common stock............................        (.05)      (2.41)
Weighted average common stock and common stock equivalent shares
  outstanding.......................................................   7,063,928   3,527,688

                        AMERICAN DISPOSAL SERVICES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

3. ACQUISITIONS (CONTINUED)
    The pro forma results do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on January 1, 1995 nor are they necessarily indicative of future operating results.

4. PROPERTY AND EQUIPMENT

    Property and equipment are summarized as follows (in thousands):

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                            1996       1995
                                                                         ----------  ---------
Land...................................................................  $    5,417  $   5,038
Landfills..............................................................      78,547     66,529
Buildings..............................................................       3,285      2,695
Vehicles and equipment.................................................      23,977     14,335
                                                                         ----------  ---------
                                                                            111,226     88,597
Less: Accumulated depreciation and amortization........................     (17,534)    (7,347)
                                                                         ----------  ---------
                                                                         $   93,692  $  81,250
                                                                         ----------  ---------
                                                                         ----------  ---------

                        AMERICAN DISPOSAL SERVICES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

5. OBLIGATIONS

    Obligations, which approximate fair value, are summarized as follows (in thousands):

                                                                                                  DECEMBER 31,
                                                                                              --------------------
                                                                                                1996       1995
                                                                                              ---------  ---------
Long-term debt:
  Acquisition loan, ING Capital Corporation.................................................  $  41,506  $      --
  Term loan, ING Capital Corporation........................................................     24,750         --
  Other borrowings, with interest rates ranging from 7.0% to 11.0%..........................      1,101      1,285
  Term loan, Bank of America................................................................         --     20,000
  Revolving loan, Bank of America...........................................................         --     10,847
  Term loan A, ING Capital Corporation......................................................         --     12,525
  Term loan B, ING Capital Corporation......................................................         --      4,000
  Revolving loan, ING Capital Corporation...................................................         --      2,423
Capital lease obligations:
  Capital lease obligations with interest and principal due monthly through 1999, at various
    interest rates ranging from 6.0% to 9.5%, secured by equipment..........................        660      1,149
                                                                                              ---------  ---------
                                                                                                 68,017     52,229
Less: Current portion.......................................................................      2,572      3,440
                                                                                              ---------  ---------
Long-term obligations, net of current portion...............................................  $  65,445  $  48,789
                                                                                              ---------  ---------
                                                                                              ---------  ---------


    In May 1996, the Company entered into a credit agreement with Internationale Nederlanden (US) Capital Corporation (ING), as administrative agent, and Morgan Guaranty Trust Company of New York, as document agent, that provided for borrowings of up to $87 million to finance acquisitions and provide working capital (Credit Facility), which was used to repay the existing credit agreements with Bank of America and ING, as well as the note payable to stockholder and the redeemable preferred stock. In August 1996, this Credit Facility was amended to provide for borrowings up to $110 million. The Credit Facility consists of a $25 million term loan, $10 million revolving loan, and $75 million acquisition facility. The various loans and lines of credit under the Credit Facility bear interest at rates per annum equal to, at the Company's discretion either: (i) the higher of (a) the federal funds rate plus 0.5% and
(b) the prime rate, plus an applicable margin ranging from 0% to 1.5%; or (ii) the London Interbank Offered Rate (LIBOR), plus an applicable margin ranging from 1.50% to 3.25%, and have maturities ranging from 2001 to 2003. The term loan had an interest rate of 8.88% at December 31, 1996 and the acquisition facility had an interest rate of 8.68% at December 31, 1996. The Credit Facility is secured by substantially all of the assets of the Company. Under terms of the Credit Facility, the Company is subject to various debt covenants, including maintenance of certain financial ratios and other restrictions. The Credit Facility requires the Company to use 50% of the proceeds of any equity offering to repay a portion of the term loans. Effective March 21, 1997, the Company amended the Credit Facility (i) to expand the borrowing capacity to $125 million, (ii) to waive the term loan repayment requirement of any offering proceeds and (iii) to permit the reborrowing of any amounts under the expansion facility which may be repaid in connection with an equity offering consummated in 1997. In connection with refinancings during 1996 and 1995, the Company recognized an extraordinary loss, net of income tax benefit, of $476,000 and $908,000, respectively, representing unamortized deferred debt issuance costs.

                        AMERICAN DISPOSAL SERVICES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

5. OBLIGATIONS (CONTINUED)
    At December 31, 1996, maturities of obligations (excluding capital lease obligations) are as follows (in thousands):

1997...............................................................  $   2,207
1998...............................................................      6,507
1999...............................................................      8,890
2000...............................................................     12,920
2001 and thereafter................................................     36,833
                                                                     ---------
                                                                     $  67,357
                                                                     ---------
                                                                     ---------

6. INCOME TAXES

    Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting and income tax purposes. Significant components of the Company's deferred tax assets and liabilities were as follows (in thousands):

                                                                                                   DECEMBER 31,
                                                                                               --------------------
                                                                                                 1996       1995
                                                                                               ---------  ---------
Deferred tax assets arising from:
  Net operating loss carryforwards...........................................................  $   2,938  $   3,111
  Closure and post-closure costs.............................................................        421        421
  Amortization of intangibles................................................................        881        550
  Other......................................................................................         26         41
                                                                                               ---------  ---------
Total deferred tax assets....................................................................      4,266      4,123

Valuation allowance..........................................................................     (2,280)    (2,323)
                                                                                               ---------  ---------
Net deferred tax assets......................................................................      1,986      1,800

Deferred tax liabilities arising from:
  Property and equipment.....................................................................      2,855      2,898
  Amortization of intangibles and landfill...................................................        472         84
  Capital leases.............................................................................         32         32
  Other......................................................................................         43         26
                                                                                               ---------  ---------
Total deferred tax liabilities...............................................................      3,402      3,040
                                                                                               ---------  ---------
Net deferred tax liability...................................................................  $   1,416  $   1,240
                                                                                               ---------  ---------
                                                                                               ---------  ---------

    At December 31, 1996, the Company had net operating loss (NOL) carryforwards of approximately $8.0 million for federal income tax purposes that expire in years 2006 to 2010. The utilization of the NOL carryforwards is limited by future taxable earnings generated at the subsidiary level. The Company recorded a valuation allowance to reflect uncertainty as to the utilization of such NOL carryforwards for financial reporting purposes. The maximum annual utilization of such NOL carryforwards are limited under the Internal Revenue Code as a result of changes in ownership that have occurred.

                        AMERICAN DISPOSAL SERVICES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

6. INCOME TAXES (CONTINUED)
    Significant components of the income tax expense (benefits) were as follows (in thousands):

                                                                                               DECEMBER 31,
                                                                                      -------------------------------
                                                                                        1996       1995       1994
                                                                                      ---------  ---------  ---------
Current:
  Federal...........................................................................  $      99  $     141  $      --
  State.............................................................................        (30)       144         --
                                                                                      ---------  ---------  ---------
                                                                                             69        285         --

Deferred:
  Federal...........................................................................        146         38     (1,205)
  State.............................................................................         30          9       (167)
                                                                                      ---------  ---------  ---------
                                                                                            176         47     (1,372)
                                                                                      ---------  ---------  ---------
Total provision.....................................................................  $     245  $     332  $  (1,372)
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------

    A reconciliation from the statutory income tax rate to the effective income tax rate was as follows:

                                                                                                DECEMBER 31,
                                                                                       -------------------------------
                                                                                         1996       1995       1994
                                                                                       ---------  ---------  ---------
Federal statutory income tax rate....................................................       34.0%     (34.0)%     (34.0)%
Effect of:
  State taxes, net of federal tax effect.............................................         --        3.1       (2.9)
  Nondeductible goodwill.............................................................       15.5         --         --
  Net operating loss with no benefit.................................................         --       39.6        0.1
  Other, net.........................................................................        3.8        1.6        0.3
                                                                                             ---  ---------  ---------
Effective tax rate...................................................................       53.3%      10.3%     (36.5)%
                                                                                             ---  ---------  ---------
                                                                                             ---  ---------  ---------

7. RELATED PARTY TRANSACTIONS

    The Company had entered into a management agreement with a stockholder for certain services to be rendered to the Company in exchange for annual management fees. The management agreement was terminated in connection with the initial public offering during July 1996. Management fees of approximately $466,000, $659,000, and $515,000 were incurred in 1996, 1995, and 1994, respectively.

    At December 31, 1995, the Company had a $12,500,000 unsecured note payable outstanding to a stockholder, which was issued on November 16, 1995 and was due November 16, 1996, bearing an annual interest rate of prime plus 3%. The Company repaid the note payable to the stockholder in May 1996. Interest expense relating to this note payable was approximately $621,000 and $180,000 in 1996 and 1995, respectively.

                        AMERICAN DISPOSAL SERVICES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

8. COMMITMENTS AND CONTINGENCIES

ENVIRONMENTAL AND REGULATORY REQUIREMENTS

    The business and activities of the Company are, and may become more, extensively regulated by, among others, the federal Environmental Protection Agency, the Department of Transportation, the Interstate Commerce Commission, and various state and local environmental and transportation regulatory authorities. The Company is subject to various statutes and regulations which include, but are not limited to, the Resource Conservation and Recovery Act of 1976, the Federal Water Pollution Control Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Clean Air Act, and numerous state and local laws and regulations. The full impact of these laws and regulations and the possible adoption of new statutes and regulations with respect to the Company's facilities and operations is uncertain and could have material adverse effects on the Company's business, results of operations, and financial condition in that the Company: (i) could be required to incur additional expenses in compliance efforts, (ii) might be unable to comply, forcing the Company to cease operations, and (iii) could incur additional liability for past operation(s) of acquired assets. These regulations may also impose restrictions on the Company's operations, such as limiting the expansion of disposal facilities, limiting or banning the disposal of out-of-state waste or certain other categories of waste, or mandating the disposal of local refuse.

    Although the Company believes it is in substantial compliance with current regulatory requirements, because of heightened political and public concern over environmental issues, companies in the waste disposal industry, including the Company, may become subject to judicial and administrative proceedings involving federal, state, or local agencies in the normal course of business.

    The Company has obtained some levels of pollution liability insurance covering certain claims for sudden or gradual onset environmental damage at its landfill sites. The Company carries a comprehensive general liability insurance policy which management considers adequate to protect its assets and operations from other risks.

    The Company also may be subject to claims for personal injury or property damage arising out of motor vehicle accidents involving its trucks. The Company currently carries insurance with policy limits which management believes to be sufficient to cover these risks. If the Company were to incur liabilities outside of or in excess of its insurance limits, its financial condition could be adversely affected.


    In connection with the Company's existing landfills, the Company has provided financial assurance bonds for approximately $15.2 million at December 31, 1996 from a financial institution to provide financial assurance that closure and postclosure expenses will be met in the event that the Company is not able to fulfill its closure and postclosure obligations.

                        AMERICAN DISPOSAL SERVICES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

8. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    At December 31, 1996, future minimum lease payments under noncancelable lease obligations are as follows (in thousands):

                                                                                                 CAPITAL     OPERATING
                                                                                                 LEASES       LEASES
                                                                                               -----------  -----------
1997.........................................................................................   $     431    $   1,151
1998.........................................................................................         192          930
1999.........................................................................................         104          667
2000.........................................................................................          --          298
2001 and thereafter..........................................................................          --          437
                                                                                                    -----   -----------
Total minimum lease payments.................................................................         727    $   3,483
                                                                                                            -----------
                                                                                                            -----------
Less: Amount representing interest...........................................................          67
                                                                                                    -----
Present value of net minimum lease payments..................................................   $     660
                                                                                                    -----
                                                                                                    -----

    Rental expense in 1996, 1995, and 1994 was approximately $1.3 million, $793,000, $132,000, respectively.

REDEEMABLE PREFERRED STOCK

    On March 28, 1995, ADS issued 1,950 shares of its Series A Preferred Stock and 46,550 warrants to purchase shares of common stock of the Company, for $1,950,000. The holder of the warrants can purchase one common share for each warrant held at the exercise price of $.10 per share on or before December 31, 2002. The Company redeemed the outstanding preferred stock in May 1996, and paid any accrued dividends related to the preferred stock. The warrants were redeemed for shares of common stock in 1996.

9. STOCKHOLDERS' EQUITY

STOCK OPTIONS

    The Company's Board of Directors adopted the American Disposal Services, Inc. 1996 Stock Option Plan effective January 1, 1996. As of December 31, 1996, the plan permits grants of options up to an aggregate of 1,100,000 shares of common stock to employees and certain consultants of the Company, on such terms as the Company's compensation committee (or a stock option subcommittee thereof) determines. Options granted under the plan as of January 1, 1996 replaced existing stock options granted by ADS and County in connection with the Exchange. The stock options vest over three and five year periods and are exercisable over a ten year period from the original grant dates. All vesting is subject to acceleration under specified circumstances.

    Options to purchase an aggregate of 63,601 shares were granted outside the plan to a former employee and were fully vested as of January 1, 1996. Such shares have an exercise price of $7.17 per share, increasing at 25% per annum from the date of original grant of the ADS stock options they replace.

                        AMERICAN DISPOSAL SERVICES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

9. STOCKHOLDERS' EQUITY (CONTINUED)
    A summary of stock option information follows:

                                                           1996                    1995                    1994
                                                  ----------------------  ----------------------  ----------------------
                                                              WEIGHTED                WEIGHTED                WEIGHTED
                                                               AVERAGE                 AVERAGE                 AVERAGE
                                                              EXERCISE                EXERCISE                EXERCISE
                                                   OPTIONS      PRICE      OPTIONS      PRICE      OPTIONS      PRICE
                                                  ---------  -----------  ---------  -----------  ---------  -----------
Outstanding at beginning of year................    869,617   $    7.36     186,444   $    7.17     144,900   $    7.17
  Granted.......................................     68,270        9.00     683,173        7.41      41,544        7.17
  Exercised.....................................        467        7.17           0          --           0          --
  Forfeited.....................................     (2,506)       7.64           0          --           0          --
                                                  ---------       -----   ---------       -----   ---------       -----
Outstanding at end of year......................    934,914   $    7.47     869,617   $    7.36     186,444   $    7.17
                                                  ---------       -----   ---------       -----   ---------       -----
                                                  ---------       -----   ---------       -----   ---------       -----
Exercisable at end of year......................    434,553                 105,223                       0
Available for future grant......................    228,220                 293,984                 977,157
Weighted average value of options granted during
 the year.......................................              $    4.33               $    1.88

    As of December 31, 1996, the Company had outstanding 934,914 options with exercise prices between $7.17 and $9.00 per share and weighted average remaining lives of 8.2 years.

    The Company has elected to follow APB 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123), requires use of option valuation models that were not developed for use in valuing stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

    Disclosure of pro forma information regarding net loss and net loss per share is required by FAS 123, and has been determined as if the Company had accounted for its stock options granted in 1996 and 1995 under the fair value method. The options granted in 1996 were valued using the Black-Scholes option pricing model. The options granted in 1995, as a non-public company, were valued using the minimum value method. The Black-Scholes option valuation model requires the input of highly subjective assumptions and, because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the model cannot necessarily provide a single measure of the fair value of its stock options. The following assumptions were utilized in the valuation:

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1996       1995
                                                                          ---------  ---------

Risk-free interest rate.................................................      6.65%      5.85%
Expected dividend yield.................................................         0%         0%
Expected stock price volatility.........................................      44.4%        n/a
Expected life of options................................................    5 years    5 years

                        AMERICAN DISPOSAL SERVICES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

9. STOCKHOLDERS' EQUITY (CONTINUED)

    Had compensation cost for the Company's stock options granted in 1996 and 1995 been determined based on the fair value at the dates of grants, the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated:


                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1996       1995
                                                                           ---------  ---------
Pro forma net loss (in thousands of dollars).............................  ($    687) ($  3,807)
Pro forma net loss per share applicable to common shareholders...........  ($   0.10) ($   1.08)

    The pro forma effect for 1996 and 1995 is not representative of the pro forma effect in future years as the pro forma disclosures reflect only the fair value of stock options granted in 1996 and 1995 and do not reflect the fair value of outstanding options granted prior to 1995.

STOCK WARRANTS

    In connection with obtaining various credit agreements, the Company issued warrants to purchase 168,905 shares of common stock with exercise prices ranging from $4.72 to $7.41 per share. The Company recorded the fair value of the warrants as a component of equity and recognized debt issuance cost of $106,666. The warrants expire 10 years from date of issuance.

    In connection with the Exchange, 5,000,000 shares of new preferred stock of the Company were authorized with none issued at December 31, 1996 and 1995.

10. SUBSEQUENT EVENTS

    Subsequent to December 31, 1996, the Company acquired substantially all the assets of Sparky's Waste Control and A-1 Container, and acquired the stock of Allied Waste Systems, Inc. In addition, the Company entered into definitive asset purchase agreements on March 24, 1997 and March 25, 1997 to acquire substantially all the assets of Liberty Disposal, Inc. and the Evansville, Indiana operations of Waste Management of Indiana, LLC, respectively.

                        AMERICAN DISPOSAL SERVICES, INC.
                  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

    The following unaudited Pro Forma Consolidated Financial Statements (Pro Forma Financial Data) is based on the historical Consolidated Financial Statements of the Company, Liberty Disposal, Inc. and Waste Management, Inc. Evansville, Indiana Operations included elsewhere herein, adjusted to give effect to the Acquisitions and this offering.

    The Pro Forma Condensed Consolidated Balance Sheet gives effect to the Acquisitions and this offering as if they had occurred as of December 31, 1996. The Pro Forma Consolidated Income Statement for the year ended December 31, 1996 gives effect to the Acquisitions and this offering as if they had occurred on January 1, 1996. The Pro Forma Financial Data does not purport to represent what the Company's results would actually have been had the Acquisitions in fact occurred on such date or to project the Company's results of operations and financial position for any future period or date. The Pro Forma Financial Data does not give effect to any transactions other than the Acquisitions and this offering, as discussed in the notes to the Pro Forma Financial Data set forth below.

    The Acquisitions were accounted for using the purchase method of accounting. Under purchase accounting, tangible and indentifiable intangible assets acquired and liabilities assumed are recorded at their respective fair values.


    The pro forma adjustments are based on available information and upon certain assumptions that management of the Company believes are reasonable under the circumstances. The Pro Forma Financial Data and accompanying notes should be read in conjunction with the historical Consolidated Financial Statements of the Company, Liberty Disposal, Inc. and Waste Management, Inc. Evansville, Indiana Operations, including the notes thereto, and other financial information pertaining to the Company included elsewhere herein.

                        AMERICAN DISPOSAL SERVICES, INC.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                               DECEMBER 31, 1996
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                            LIBERTY DISPOSAL ACQUISITION                       WMX-EVANSVILLE ACQUISITION
                                                                               ADJUSTED
                                COMPANY    ------------------------------  LIBERTY DISPOSAL   -----------------------------
                              HISTORICAL   HISTORICAL      ADJUSTMENTS      ACQUISITION (A)   HISTORICAL     ADJUSTMENTS
                              -----------  -----------  -----------------  -----------------  -----------  ----------------
ASSETS
Current Assets:
  Cash and cash
    equivalents.............   $   2,301    $     116       $    (116)         $      --       $      --      $       --
  Trade receivables.........       9,741          890            (890)                --           1,524              --
  Prepaids and other current
    assets..................       1,602           74             (74)                --              91              --
                              -----------  -----------       --------           --------      -----------  ----------------
  Total current assets......      13,644        1,080          (1,080)                --           1,615              --
Property and equipment,
  net.......................      93,692        2,029             571              2,600          17,113           3,712
Cost over fair value of net
  assets acquired, net......      31,237           26          11,774             11,800              --           7,643
Other intangibles and
  deferred assets, net......       4,002           81              19                100              --             100
Other assets................       2,411           45             (45)                --              --              --
                              -----------  -----------       --------           --------      -----------  ----------------
        Total assets........   $ 144,986    $   3,261       $  11,239          $  14,500       $  18,728      $   11,455
                              -----------  -----------       --------           --------      -----------  ----------------
                              -----------  -----------       --------           --------      -----------  ----------------
LIABILITIES AND
STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........   $   3,359    $     556       $    (556)         $      --       $      --      $       --
  Accrued expenses..........       4,249          118            (118)                --             276              --
  Deferred revenues.........       2,245           --              --                 --             404              --
  Current portion of long
    term debt and capital
    lease obligations.......       2,572          356            (356)                --              --              --
                              -----------  -----------       --------           --------      -----------  ----------------
        Total current
        liabilities.........      12,425        1,030          (1,030)                --             680              --
  Long-term debt and capital
    lease obligations, net
    of current portion......      65,445          469          14,031             14,500              39          29,000
  Accrued environmental and
    landfill costs..........       7,603           --              --                 --             464              --
  Deferred income taxes.....       1,416           --              --                 --              --              --
  Total stockholders'
    equity..................      58,097        1,762          (1,762)                --          17,545         (17,545)
                              -----------  -----------       --------           --------      -----------  ----------------
  Total liabilities and
    stockholders' equity....   $ 144,986    $   3,261       $  11,239          $  14,500       $  18,728      $   11,455
                              -----------  -----------       --------           --------      -----------  ----------------
                              -----------  -----------       --------           --------      -----------  ----------------


                                 ADJUSTED
                              WMX- EVANSVILLE                  COMPANY
                              ACQUISITION (B)  OFFERING (C)   PRO FORMA
                              ---------------  ------------  -----------
ASSETS
Current Assets:
  Cash and cash
    equivalents.............     $      --      $       --    $   2,301
  Trade receivables.........         1,524              --       11,265
  Prepaids and other current
    assets..................            91              --        1,693
                              ---------------  ------------  -----------
  Total current assets......         1,615              --       15,259
Property and equipment,
  net.......................        20,825              --      117,117
Cost over fair value of net
  assets acquired, net......         7,643              --       50,680
Other intangibles and
  deferred assets, net......           100              --        4,202
Other assets................            --              --        2,411
                              ---------------  ------------  -----------
        Total assets........     $  30,183      $       --    $ 189,669
                              ---------------  ------------  -----------
                              ---------------  ------------  -----------
LIABILITIES AND
STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........     $      --      $       --    $   3,359
  Accrued expenses..........           276              --        4,525
  Deferred revenues.........           404              --        2,649
  Current portion of long
    term debt and capital
    lease obligations.......            --              --        2,572
                              ---------------  ------------  -----------
        Total current
        liabilities.........           680              --       13,105
  Long-term debt and capital
    lease obligations, net
    of current portion......        29,039         (54,430)      54,554
  Accrued environmental and
    landfill costs..........           464              --        8,067
  Deferred income taxes.....            --              --        1,416
  Total stockholders'
    equity..................            --          54,430      112,527
                              ---------------  ------------  -----------
  Total liabilities and
    stockholders' equity....     $  30,183      $       --    $ 189,669
                              ---------------  ------------  -----------
                              ---------------  ------------  -----------

------------------------------


(a) Reflects the pending acquisition of Liberty Disposal, Inc. accounted for using the purchase method. Pursuant to the Purchase Agreement, only property and equipment and intangible assets were acquired. The Company has not yet determined the final allocation of the purchase price as current information regarding the fair value of assets to be acquired is not available and, accordingly, the amounts shown below may differ from the amounts ultimately determined.


Allocation of purchase price based on preliminary estimated values:

Property and equipment.................................................................................................  $   2,600
Cost over fair value of net assets acquired............................................................................     11,800
Identifiable intangible assets.........................................................................................        100
                                                                                                                         ---------
                                                                                                                         $  14,500
                                                                                                                         ---------
                                                                                                                         ---------


(b) Reflects the pending acquisition of Waste Management, Inc. Evansville, Indiana Operations accounted for using the purchase method. The Company has not yet determined the final allocation of the purchase price as current information regarding the fair value of assets to be acquired is not available and, accordingly, the amounts shown below may differ from the amounts ultimately determined.


Allocation of purchase price based on preliminary estimated values:

Property and equipment..................................................................................................  $   3,825
Landfill................................................................................................................     17,000
Other assets acquired...................................................................................................      1,615
Net liabilities acquired................................................................................................     (1,183)
Cost over fair value of net assets acquired.............................................................................      7,643
Identifiable intangible assets..........................................................................................        100
                                                                                                                          ---------
                                                                                                                          $  29,000
                                                                                                                          ---------
                                                                                                                          ---------

(c) Reflects proceeds of this offering less underwriting discounts and estimated expenses and the application of net proceeds therefrom.

                        AMERICAN DISPOSAL SERVICES, INC.

                    PRO FORMA CONSOLIDATED INCOME STATEMENT

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNT)
                                  (UNAUDITED)

                                         LIBERTY DISPOSAL ACQUISITION       WMX-EVANSVILLE ACQUISITION
                                      ----------------------------------  ------------------------------
                           COMPANY     HISTORICAL                          HISTORICAL
                         HISTORICAL        (1)         ADJUSTMENTS (2)         (3)       ADJUSTMENTS (4)   OFFERING (5)
                         -----------  -------------  -------------------  -------------  ---------------  ---------------
Revenues...............   $  56,804     $   7,003         $      --         $  12,985       $      --        $      --
Cost of operations.....      30,376         4,607                (4)            6,830            (291)              --
Selling, general and
  administrative
  expenses.............       8,328         1,534              (695)            1,517            (246)              --
Depreciation and
  amortization.........      12,334           559               331             2,467            (430)              --
                         -----------  -------------           -----       -------------       -------            -----
Operating income.......       5,766           303               368             2,171             967               --
Interest expense.......      (5,745)          (84)               84                --              --              924
Interest income........         260            --                --                --              --               --
Other income...........         179            --                --                --              --               --
                         -----------  -------------           -----       -------------       -------            -----
Income before income
  taxes and
  extraordinary item...         460           219               452             2,171             967              924
Income tax expense
  (6)..................        (245)           --              (200)               --            (947)            (277)
                         -----------  -------------           -----       -------------       -------            -----
Net income before
  extraordinary item...   $     215     $     219         $     252         $   2,171       $      20        $     647
                         -----------  -------------           -----       -------------       -------            -----
                         -----------  -------------           -----       -------------       -------            -----
Pro forma net income
  per share of common
  stock................
Pro forma weighted
  average common stock
  and common stock
  equivalent shares
  outstanding (7)......


                           COMPANY
                          PRO FORMA
                         -----------
Revenues...............   $  76,792
Cost of operations.....      41,518
Selling, general and
  administrative
  expenses.............      10,438
Depreciation and
  amortization.........      15,261
                         -----------
Operating income.......       9,575
Interest expense.......      (4,821)
Interest income........         260
Other income...........         179
                         -----------
Income before income
  taxes and
  extraordinary item...       5,193
Income tax expense
  (6)..................      (1,669)
                         -----------
Net income before
  extraordinary item...   $   3,524
                         -----------
                         -----------
Pro forma net income
  per share of common
  stock................   $    0.32
                         -----------
                         -----------
Pro forma weighted
  average common stock
  and common stock
  equivalent shares
  outstanding (7)......  11,118,854
                         -----------
                         -----------


                            See accompanying notes.

                        AMERICAN DISPOSAL SERVICES, INC.

                NOTES TO PRO FORMA CONSOLIDATED INCOME STATEMENT

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

(1) Reflects the historical income statement for Liberty Disposal, Inc. for the year ended December 31, 1996, included herein.

(2) Adjustments to reflect the historical amounts for the Liberty Disposal, Inc. acquisition noted in footnote (1) as follows:


Reduction in cost of operations due to:
  Incremental rental expense as set forth in the Purchase
    Agreement........................................................  $      88
  Reduction in wage expense per employment agreements................        (92)
                                                                       ---------
Net reduction in cost of operations..................................  $      (4)
                                                                       ---------
                                                                       ---------

Reduction in selling, general and administrative expenses due to:
  Reduction in officer's salary per employment agreement.............  $    (417)
  Reduction in office employee wages per employment agreements.......       (278)
                                                                       ---------
Net reduction in selling, general and administrative expenses........  $    (695)
                                                                       ---------
                                                                       ---------

Incremental depreciation and amortization due to:
  Incremental depreciation of assets acquired assuming a composite
  life of 4.6 years..................................................  $      16
  Amortization of excess purchase price over forty years.............        295
  Amortization of identifiable intangible assets over five years.....         20
                                                                       ---------
Net incremental depreciation and amortization........................  $     331
                                                                       ---------
                                                                       ---------

Reduction in interest expense to reflect the debt not acquired.......  $     (84)
                                                                       ---------
                                                                       ---------


(3) Reflects the historical statement of revenues and direct operating expenses for Waste Management, Inc. Evansville, Indiana Operations for the year ended December 31, 1996, included herein.

                        AMERICAN DISPOSAL SERVICES, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

(4) Adjustments to reflect the historical amounts for the Waste Management, Inc. Evansville, Indiana Operations acquisition noted in footnote (3) as follows:


Reduction in cost of operations due to reclassification to conform to
  the Company's financial presentation...............................  $     291
                                                                       ---------
                                                                       ---------
Reduction in selling, general and administrative salaries of
  employees terminated prior to the Acquisition......................  $    (246)
                                                                       ---------
                                                                       ---------

Reduction in depreciation and amortization due to:
  Reduction in depreciation and amortization of assets acquired as a result of preliminary purchase price allocation assuming a composite life of 8 years for property and equipment and 45 years
    for the landfill.................................................  $    (932)
  Incremental amortization of excess purchase price over forty
    years............................................................        191
  Incremental amortization of identifiable intangible assets over
    five years.......................................................         20
  Reclassification to conform to the Company's financial
    presentation.....................................................       (291)
                                                                       ---------

Net reduction in depreciation and amortization.......................  $    (430)
                                                                       ---------
                                                                       ---------


(5) Reduction in interest expense to reflect the use of the proceeds of this Offering as follows:

Net offering proceeds..............................................  $  54,430
Funding of Liberty Disposal Acquisition............................    (14,500)
Funding of WMX Evansville Acquisition..............................    (29,000)
                                                                     ---------
Net proceeds available to pay down acquisition facility............     10,930
Average 1996 interest rate on acquisition facility.................       8.45%
                                                                     ---------
Reduction in interest expense......................................  $     924
                                                                     ---------
                                                                     ---------

(6) Adjusted to reflect the income tax effect of the pro forma adjustments based on an estimated marginal tax rate of 38% limited by the utilization of the net operating loss (NOL) carryforwards. The maximum annual utilization of such NOL carryforwards are limited under the Internal Revenue Code as a result of changes in ownership that have occurred.


(7) Weighted average common stock and common stock equivalent shares outstanding at December 31, 1996 gives effect to the issuance of 3.5 million shares in this Offering as if such transaction had occurred as of January 1, 1996.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Waste Management, Inc.:

    We have audited the accompanying statement of net tangible assets to be sold of the EVANSVILLE, INDIANA OPERATIONS OF WASTE MANAGEMENT, INC. (the "Business") as of December 31, 1996, and the related statements of revenue and direct operating expenses for each of the two years in the period ended December 31, 1996. These financial statements are the responsibility of the Business' management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    As described in Note 1, the accompanying financial statements were prepared for the purpose of complying with Rule 3-05 of Regulation S-X of the Securities and Exchange Commission, and are not intended to be a complete presentation of assets and liabilities and results of operations on a stand-alone basis of the Evansville, Indiana Operations of Waste Management, Inc.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net tangible assets to be sold of the Evansville, Indiana Operations of Waste Management, Inc. at December 31, 1996, and the revenue and direct operating expenses for each of the two years in the period ended December 31, 1996, as described in Note 1, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Chicago, Illinois

March 28, 1997

                             WASTE MANAGEMENT, INC.

                         EVANSVILLE, INDIANA OPERATIONS

                  STATEMENT OF NET TANGIBLE ASSETS TO BE SOLD

                            AS OF DECEMBER 31, 1996

                                     ASSETS

CURRENT ASSETS:
  Customer accounts receivable, net of allowance of $79,000....................  $1,524,000
  Parts and supplies inventory.................................................      91,000
                                                                                 ----------
        Total current assets...................................................   1,615,000
PROPERTY AND EQUIPMENT, at cost:
  Land, primarily disposal site................................................  10,453,000
  Buildings....................................................................   1,684,000
  Vehicles and equipment.......................................................  10,431,000
                                                                                 ----------
                                                                                 22,568,000
  Less--Accumulated depreciation and amortization..............................   5,455,000
                                                                                 ----------
        Total property and equipment, net......................................  17,113,000
                                                                                 ----------
        Total tangible assets to be sold.......................................  $18,728,000
                                                                                 ----------
                                                                                 ----------

                 LIABILITIES AND NET TANGIBLE ASSETS TO BE SOLD

CURRENT LIABILITIES:
  Portion of closure and post-closure liabilities payable within one year......  $  276,000
  Unearned revenue.............................................................     404,000
                                                                                 ----------
        Total current liabilities..............................................     680,000
CLOSURE AND POST-CLOSURE LIABILITIES, less portion payable within one year.....     464,000
NOTE PAYABLE...................................................................      39,000
CUSTOMER CONTRACT COMMITMENTS..................................................
                                                                                 ----------
        Total liabilities......................................................   1,183,000
                                                                                 ----------
        Net tangible assets to be sold.........................................  $17,545,000
                                                                                 ----------
                                                                                 ----------

         The accompanying notes are an integral part of this statement.

                             WASTE MANAGEMENT, INC.
                         EVANSVILLE, INDIANA OPERATIONS
              STATEMENTS OF REVENUE AND DIRECT OPERATING EXPENSES
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                                                           1996           1995
                                                                                       -------------  ------------
Revenue..............................................................................  $  12,985,000  $  9,834,000
Direct operating expenses:
  Cost of sales......................................................................      6,830,000     5,864,000
  Selling, general, and administrative expenses......................................      1,517,000     1,005,000
  Depreciation and amortization......................................................      2,467,000     1,525,000
                                                                                       -------------  ------------
  Operating profit...................................................................  $   2,171,000  $  1,440,000
                                                                                       -------------  ------------
                                                                                       -------------  ------------

        The accompanying notes are an integral part of these statements.

                             WASTE MANAGEMENT, INC.
                         EVANSVILLE, INDIANA OPERATIONS
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995

1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    On February 13, 1997, American Disposal Service, Inc. ("American") and Waste Management, Inc. ("WMI") entered into a Letter of Intent whereby American agreed in principle to purchase from WMI certain assets and assume certain liabilities of WMI's Evansville, Indiana Operations (the "Business"). An Asset Purchase Agreement (the "Agreement") was signed on March 25, 1997 and the transaction is expected to close on March 31, 1997.

    The accompanying statement of net tangible assets to be sold presents, as of December 31, 1996, the tangible assets of the Business to be sold to American and certain liabilities of the Business to be assumed by American pursuant to the Agreement. The tangible assets to be sold consist primarily of customer accounts receivable, parts and supplies inventory, a landfill facility and waste transportation and collection facilities and equipment located in and around Evansville, Indiana. The liabilities to be assumed consist primarily of closure and postclosure liabilities related to the landfill, a note payable to the former owner of the land on which the landfill was constructed and unearned revenue. The Business' customer accounts and customer account contracts will also be acquired by American. The accounts receivable and unearned revenue related to these customer accounts and customer account contracts are included in the accompanying statement of net tangible assets to be sold. However, cash, certain prepaid assets, certain property and equipment, goodwill, income tax benefits and liabilities, certain accrued expenses and certain other assets and liabilities related to the Business will be retained by WMI and are not included herein. Pursuant to the Agreement, American will assume certain contractual obligations that are not required by generally accepted accounting principles to be recorded in these financial statements. The statements of revenue and direct operating expenses represent those revenues and expenses that are specifically identifiable to the Business and do not include certain expenses as described in
Note 3.

    As a result, the accompanying financial statements are not intended to be a complete presentation of the Business' assets and liabilities and results of operations had it been operated as a stand-alone entity (see Note 3). Rather, these financial statements were prepared for the purpose of complying with Rule 3-05 of Regulation S-X of the Securities and Exchange Commission.

REVENUE RECOGNITION

    Revenues are recognized when the services are performed. Billings to customers and cash receipts from customers in advance of the providing of services are recorded as unearned revenue. No single customer accounted for more than 7% of revenue in 1996 or 1995.

PROPERTY AND EQUIPMENT

    Property and equipment (including major repairs and improvements) are capitalized and stated at cost. Items of an ordinary maintenance or repair nature are charged directly to operations. Disposal sites are carried at cost and to the extent this exceeds end use realizable value, such excess is amortized over the estimated life of the disposal site, which is 45 years based upon the current site plans, permitted air space and annual volumes of waste. Disposal site improvement costs are capitalized and charged to operations

                             WASTE MANAGEMENT, INC.
                         EVANSVILLE, INDIANA OPERATIONS
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1996 AND 1995

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) over the shorter of the estimated usable life of the site or the improvements. These capitalized site improvement costs are included as land on the accompanying statement of net tangible assets to be sold.


    Preparation costs for individual secure land disposal cells are recorded as prepaid expenses which are included as land on the accompanying statement of net assets to be sold. These costs are amortized as the airspace is filled. Significant costs capitalized for such cells include excavation and grading costs, costs relating to the design and construction of liner systems, and gas collection and leachate collection systems. Unamortized site improvement and cell construction costs at December 31, 1996 were $7,974,000. Site improvement and cell construction amortization expense of $823,000 and $332,000 is included in direct operating expenses in the accompanying statements of revenues and direct operating expenses for the years ended December 31, 1996 and 1995, respectively.


DEPRECIATION

    The cost, less estimated salvage value, of property and equipment is depreciated over the estimated useful lives on the straight-line method as follows: buildings--10 to 40 years; vehicles and equipment--3 to 20 years; containers--5 to 10 years. Depreciation expense of $1,644,000 and $1,193,000 is included in direct operating expenses in the accompanying statements of revenues and direct operating expenses for the years ended December 31, 1996 and 1995, respectively.

    The property and equipment included in the accompanying statement of net tangible assets to be sold includes the majority of property and equipment used by WMI to operate the Business. Certain of this property and equipment may not ultimately be acquired by American as the final list of assets to be sold is still being negotiated.

ENVIRONMENTAL LIABILITIES

    The Business provides for estimated closure and postclosure monitoring costs over the operating life of its disposal sites as airspace is consumed. WMI has also established procedures to evaluate potential remedial liabilities at closed sites which it owns or operated, or to which it (or a company which it acquired) transported waste, including sites listed on the Superfund National Priority List ("NPL"). Where WMI concludes that it is probable that a liability has been incurred, provision is made in the financial statements, based upon management's judgment and prior experience, for WMI's best estimate of the liability. Such estimates are subsequently revised as deemed necessary as additional information becomes available. Based upon the advice of its environmental legal counsel, WMI does not believe any specific remedial liabilities exist related to the Business. Therefore, no specific remedial liabilities have been allocated by WMI to the Business as of December 31, 1996.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                             WASTE MANAGEMENT, INC.
                         EVANSVILLE, INDIANA OPERATIONS
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1996 AND 1995

2. ACQUISITION OF ROSE DISPOSAL SERVICES, INC.

    WMI acquired 100% of the outstanding shares of stock of Rose Disposal Services, Inc. ("Rose"), which operates waste hauling and landfill disposal operations in the Evansville, Indiana area, on April 28, 1995, for $7,000,000 in cash. This acquisition was accounted for using the purchase method of accounting. The revenues and direct operating expenses of Rose are included in the accompanying statements of revenue and direct operating expenses from the date of the acquisition.

    In conjunction with the acquisition of Rose, WMI entered into a royalty agreement whereby WMI is required to pay royalties to the former owner of the land on which the landfill facility was constructed based on volume and type of waste received by the landfill. Royalty expense of $215,000 and $131,000 is included in direct operating expenses in the accompanying statements of revenues and direct operating expenses for the years ended December 31, 1996 and 1995, respectively.

3. DIRECT OPERATING EXPENSES

    The direct operating expenses of the Business include costs associated with direct customer support to produce revenues. Such expenses (including certain allocations) include costs of vehicle drivers, vehicle operating expenses, disposal costs, landfill maintenance and operation costs, depreciation and amortization, supplies and certain occupancy costs. The direct operating expenses also include the royalty expenses described above in Note 2. Also included in direct operating expenses are certain selling, general and administrative expenses (including certain allocations), directly related to the operations in Evansville, Indiana. Certain other selling, general, and administrative expenses, interest expense, goodwill amortization, provision for income taxes and certain other costs incurred by WMI on behalf of and to support the Business have not been included in these financial statements since these costs have historically been included in WMI's consolidated statement of operations and have not been allocated to the various WMI businesses. Accordingly, as also indicated in Note 1, the accompanying financial statements are not intended to be a complete presentation of the Business' assets and liabilities and results of operations had it been operated as a stand-alone entity.

4. ENVIRONMENTAL COSTS AND LIABILITIES

    The operations of the Business are intrinsically connected with the protection of the environment. As such, a significant portion of the Business' operating costs and capital expenditures could be characterized as costs of environmental protection. While the Business is faced, in the normal course of business, with the need to expend funds for environmental protection, it does not expect such expenditures to have a material adverse effect on its financial condition or results of operations because its business is based upon compliance with environmental laws and regulations and its services are priced accordingly.

    The Business provides for estimated closure and post-closure monitoring costs over the operating life of disposal sites as airspace is consumed. Such costs are estimated based on the technical requirements of the Subtitle C and D Regulations of the U.S. Environmental Protection Agency or the applicable state requirements, whichever are stricter, and include such items as final cap and cover on the site, methane gas and leachate management, and groundwater monitoring. Landfill closure and post-closure costs of $374,000 and $216,000 are included in direct operating expenses in the accompanying statements of revenues and direct operating expenses for the years ended December 31, 1996 and 1995, respectively.

                             WASTE MANAGEMENT, INC.
                         EVANSVILLE, INDIANA OPERATIONS
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1996 AND 1995

4. ENVIRONMENTAL COSTS AND LIABILITIES (CONTINUED)
    WMI has also established procedures to evaluate potential remedial laibilities at closed sites which it owns or operated, or to which it (or a company which it acquired) transported waste, including sites on the NPL. Based upon the advice of its environmental legal counsel, WMI does not believe any specific remedial liabilities exist related to the Business. Therefore, no specific remedial liabilities have been allocated by WMI to the Business as of December 31, 1996. The environmental liabilities included in the statement of net tangible assets to be sold consist only of closure and post-closure liabilities.

5. NOTE PAYABLE

    The note payable on the accompanying statement of net tangible assets to be sold represents the remaining principal due on a note payable to the former owner of the land on which the landfill was constructed. The note carries an interest rate of 9% per annum and is due on January 20, 2008.

                         REPORT OF INDEPENDENT AUDITORS

The Stockholder of
Liberty Disposal, Inc.

    We have audited the accompanying balance sheets of Liberty Disposal, Inc. as of December 31, 1996 and 1995, and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Disposal, Inc. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Chicago, Illinois
March 17, 1997

                             LIBERTY DISPOSAL, INC.
                                 BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                                                     DECEMBER 31,
                                                                                                 --------------------
                                                                                                   1996       1995
                                                                                                 --------------------
CURRENT ASSETS
Cash...........................................................................................  $     116  $     411
Trade receivables -- Net of allowance for doubtful accounts of $200 and $240 in 1996 and               890        833
  1995.........................................................................................
Other receivables..............................................................................         --         67
Prepaid expenses and other assets..............................................................         74         71
                                                                                                 ---------  ---------
Total current assets...........................................................................      1,080      1,382
Equipment, net.................................................................................      2,029      2,335
Cost in excess of fair value of net assets of acquired businesses, net of accumulated                   26         28
  amortization of $4 and $2....................................................................
Other intangible assets, net of accumulated amortization of $227 and $219......................         81         89
Other assets...................................................................................         45         11
                                                                                                 ---------  ---------
                                                                                                 $   3,261  $   3,845
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable.............................................................................  $     556  $     380
  Accrued liabilities..........................................................................        118        116
  Current portion of debt obligations..........................................................        356        324
                                                                                                 ---------  ---------
Total current liabilities......................................................................      1,030        820
Debt obligations, net of current portion.......................................................        469        833
Stockholder's equity:
  Common stock, no par value, 1,000 shares authorized -- 100 shares issued and outstanding.....         --         --
  Additional paid-in capital...................................................................         50         50
  Retained earnings............................................................................      1,712      2,142
                                                                                                 ---------  ---------
                                                                                                     1,762      2,192
                                                                                                 ---------  ---------
                                                                                                 $   3,261  $   3,845
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------

                            See accompanying notes.

                             LIBERTY DISPOSAL, INC.
                              STATEMENTS OF INCOME
                             (DOLLARS IN THOUSANDS)

                                                                                                 YEARS ENDED DECEMBER
                                                                                                         31,
                                                                                                 --------------------
                                                                                                   1996       1995
                                                                                                 ---------  ---------
Revenues.......................................................................................  $   7,003  $   7,266
Cost of operations.............................................................................      4,607      4,417
Selling, general, and administrative expenses..................................................      1,534      1,383
Depreciation and amortization..................................................................        559        566
                                                                                                 ---------  ---------
Operating income...............................................................................        303        900
Interest expense, net..........................................................................         84        113
                                                                                                 ---------  ---------
Net income.....................................................................................  $     219  $     787
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------

                            See accompanying notes.

                             LIBERTY DISPOSAL, INC.

                       STATEMENTS OF STOCKHOLDER'S EQUITY

                             (DOLLARS IN THOUSANDS)

                                                                                  ADDITIONAL                     TOTAL
                                                                      COMMON        PAID-IN      RETAINED    STOCKHOLDER'S
                                                                       STOCK        CAPITAL      EARNINGS       EQUITY
                                                                    -----------  -------------  -----------  -------------
Balance, January 1, 1995..........................................   $      --     $      50     $   1,608     $   1,658
Stockholder distributions.........................................          --            --          (253)         (253)
Net income........................................................          --            --           787           787
                                                                    -----------          ---    -----------       ------
Balance, December 31, 1995........................................          --            50         2,142         2,192
Stockholder distributions.........................................          --            --          (649)         (649)
Net income........................................................          --            --           219           219
                                                                    -----------          ---    -----------       ------
Balance, December 31, 1996........................................   $      --     $      50     $   1,712     $   1,762
                                                                    -----------          ---    -----------       ------
                                                                    -----------          ---    -----------       ------

                            See accompanying notes.

                             LIBERTY DISPOSAL, INC.

                            STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                                                   YEARS ENDED DECEMBER
                                                                                                           31,
                                                                                                   --------------------
                                                                                                     1996       1995
                                                                                                   ---------  ---------
OPERATING ACTIVITIES
Net income.......................................................................................  $     219  $     787
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization..................................................................        559        566
  Provision for bad debts........................................................................        133        310
  Changes in operating assets and liabilities:
    Trade receivables............................................................................       (190)      (132)
    Other receivables............................................................................         67        (67)
    Prepaid expenses and other current assets....................................................         (3)       (61)
    Other assets.................................................................................        (34)         6
    Accounts payable.............................................................................        176          1
    Accrued liabilities..........................................................................          2         (8)
                                                                                                   ---------  ---------
Net cash provided by operating activities........................................................        929      1,402

INVESTING ACTIVITIES
Capital expenditures.............................................................................       (243)    (1,024)
Proceeds from sale of equipment..................................................................     --            169
Cost of acquisitions.............................................................................     --           (410)
                                                                                                   ---------  ---------
Net cash used in investing activities............................................................       (243)    (1,265)

FINANCING ACTIVITIES
Proceeds from debt obligations...................................................................        331      2,428
Repayments of indebtedness.......................................................................       (663)    (1,903)
Stockholder distributions........................................................................       (649)      (253)
                                                                                                   ---------  ---------
Net cash provided by (used in) financing activities..............................................       (981)       272
                                                                                                   ---------  ---------
Net increase (decrease) in cash..................................................................       (295)       409
Cash at beginning of year........................................................................        411          2
                                                                                                   ---------  ---------
Cash at end of year..............................................................................  $     116  $     411
                                                                                                   ---------  ---------
                                                                                                   ---------  ---------
Supplemental cash flow information:
  Interest paid..................................................................................  $      87  $      94

                            See accompanying notes.

                             LIBERTY DISPOSAL, INC.

                         NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1996 AND 1995

1. FORMATION AND BASIS OF PRESENTATION

    Liberty Disposal, Inc. (Company), a Rhode Island corporation, provides non-hazardous solid waste collection and transportation services throughout Rhode Island and eastern Massachusetts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of trade receivables. Credit risk on trade receivables is minimized as a result of the large and diverse nature of the Company's customer base. The Company maintains an allowance for losses based on the expected collectibility of accounts receivable. Credit losses have been within management's expectations.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    Trade receivables, trade payables, and borrowings under the revolving credit loan and other notes payable are carried at cost, which approximates fair value.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company will, when determined necessary, accrue for estimated liabilities when the financial effect is probable and can be estimated by management. Actual results could differ from those estimates.

REVENUE RECOGNITION

    Revenue is recognized in the period in which the related services are provided.

EQUIPMENT

    Equipment is recorded at cost. Depreciation of equipment is computed using the accelerated methods over the estimated useful lives of the respective assets as follows:

                                                                 4 to 7
Vehicles.......................................................  years
Containers and equipment.......................................  10 years

    Expenditures for major renewals are capitalized and expenditures for routine maintenance and repairs are charged to expense as incurred.

INTANGIBLE ASSETS

    The cost in excess of fair value of net assets of acquired businesses is amortized using the straight-line method over periods not exceeding 15 years. Other intangible assets, substantially all of which are covenants not to compete and customer lists, are amortized using the straight-line method over their

                             LIBERTY DISPOSAL, INC.

                     YEARS ENDED DECEMBER 31, 1996 AND 1995

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) estimated lives, typically no more than 15 years. Amortization expense for fiscal years 1996 and 1995 related to intangible assets was $10,500 and $8,200, respectively.

ADVERTISING COSTS

    Advertising costs are expensed as incurred and amounted to $121,000 and $29,000 in 1996 and 1995, respectively.

INCOME TAXES

    No provision for federal income taxes was required for the fiscal years 1996 and 1995, as a result of the Company's election to be treated as an S-Corporation. Accordingly, the income of the Company is reported in the individual tax returns of its stockholder.

3. ACQUISITIONS

    The Company acquired certain assets of two waste collection operations during February and March 1995 which were accounted for using the purchase method of accounting. Accordingly, operating results of these businesses since the dates of acquisition are included in the Company's statements of income. The purchase prices have been allocated to the net assets acquired based upon fair values at the dates of acquisition with the residual amounts allocated to cost in excess of fair value of net assets acquired. The purchase prices allocated to the net assets acquired in 1995 were as follows (in thousands):

Equipment............................................................  $     320
Cost in excess of fair value of net assets acquired..................         21
Other intangible assets..............................................         69
                                                                       ---------
Total cash paid......................................................  $     410
                                                                       ---------
                                                                       ---------

4. EQUIPMENT

    Equipment is summarized as follows (in thousands):

                                                                                 DECEMBER 31,
                                                                             --------------------
                                                                               1996       1995
                                                                             ---------  ---------
Containers.................................................................  $   1,505  $   1,462
Equipment..................................................................      1,331      1,323
Vehicles...................................................................      3,638      3,447
                                                                             ---------  ---------
                                                                                 6,474      6,232
Less: Accumulated depreciation.............................................     (4,445)    (3,897)
                                                                             ---------  ---------
                                                                             $   2,029  $   2,335
                                                                             ---------  ---------
                                                                             ---------  ---------

                             LIBERTY DISPOSAL, INC.

                     YEARS ENDED DECEMBER 31, 1996 AND 1995

5. DEBT OBLIGATIONS

    Debt obligations, which approximate fair value, are summarized as follows (in thousands):

                                                                                   DECEMBER 31,
                                                                               --------------------
                                                                                 1996       1995
                                                                               ---------  ---------
Revolving credit loan, Fleet National Bank...................................  $     124  $      --
Term loan, Fleet National Bank...............................................        620      1,100
Note payable, AIG Credit Corporation.........................................         73         44
Other........................................................................          8         13
                                                                               ---------  ---------
                                                                                     825      1,157
Less: Current portion........................................................        356        324
                                                                               ---------  ---------
Debt obligations, net of current portion.....................................  $     469  $     833
                                                                               ---------  ---------
                                                                               ---------  ---------

    On December 22, 1995, the Company entered into a credit agreement with Fleet National Bank for a $1.1 million term loan and a $1.0 million revolving credit loan. The term loan is payable in 48 monthly installments of principal plus interest that began in January 1996 and will continue through December 1999. The Company may borrow up to $1.0 million under the revolving credit loan with the outstanding balance as of January 1, 1998 payable in 48 monthly installments of principal plus interest beginning January 1998 through December 2001. The term loan and revolving credit loan bear interest at a rate of prime plus 0.25% (8.50% and 8.75% at December 1, 1996 and 1995). The term loan and revolving credit loan are secured by substantially all of the Company's assets and are personally guaranteed by the Company's sole stockholder. The credit agreement contains covenants requiring compliance with certain financial ratios and restrictions as to the use of assets.

    In July of 1996 and 1995, the Company entered into an agreement with AIG Credit Corporation to finance a significant portion of the Company's annual insurance premiums. The 1995 note was payable in 9 monthly installments of principal plus interest at a rate of 8.2% that began in August 1995 and continued through April 1996. The 1996 note is payable in 11 monthly installments of principal plus interest at a rate of 7.63% that began in August 1996 and will continue through June 1997.

    Maturities of debt obligations are as follows (in thousands):

1997.................................................................  $     356
1998.................................................................        325
1999.................................................................        120
2000.................................................................         24
2001 and thereafter..................................................  --.......
                                                                       ---------
                                                                       $     825
                                                                       ---------
                                                                       ---------

6. RELATED PARTY TRANSACTIONS

    The Company rents its operational facilities and offices from the sole stockholder. Rent expense was approximately $62,150 and $62,550 in 1996 and 1995, respectively.

                             LIBERTY DISPOSAL, INC.

                     YEARS ENDED DECEMBER 31, 1996 AND 1995

7. COMMITMENTS AND CONTINGENCIES

    The Company also may be subject to claims for personal injury or property damage arising out of motor vehicle accidents involving its trucks. The Company currently carries insurance with policy limits which management believes to be sufficient to cover these risks. If the Company were to incur liabilities in excess of its insurance limits, its financial condition may be adversely affected.

8. PROFIT SHARING RETIREMENT PLAN

    The Company makes discretionary contributions to the Liberty Disposal, Inc. Profit Sharing Retirement Plan, which covers all qualified employees. The Company contributed $75,000 in both 1996 and 1995.

------------------------------------------------
                                ------------------------------------------------
------------------------------------------------
                                ------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS


                                                                    PAGE
                                                                    -----
Prospectus Summary.............................................           3
Risk Factors...................................................           6
The Company....................................................          14
Use of Proceeds................................................          14
Price Range of Common Stock....................................          15
Dividend Policy................................................          15
Capitalization.................................................          16
Selected Consolidated Financial Data...........................          17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations................................................          19
Business.......................................................          26
Management.....................................................          42
Certain Transactions...........................................          49
Principal Stockholders.........................................          50
Description of Capital Stock...................................          52
Shares Eligible for Future Sale................................          54
Underwriting...................................................          55
Legal Matters..................................................          56
Experts........................................................          57
Additional Information.........................................          57
Index to Financial Statements..................................         F-1


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                             ---------------------

                                   PROSPECTUS

                             ---------------------

                            OPPENHEIMER & CO., INC.
                           CREDIT SUISSE FIRST BOSTON
                                           , 1997

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               PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table shows the expenses, other than underwriting discounts, which the Company expects to incur in connection with the issuance and distribution of the securities being registered under this registration statement. All expenses are estimated except for the Securities and Exchange Commission registration fee and the NASD filing fee.


Securities and Exchange Commission registration fee...............  $  20,125
Nasdaq fee........................................................     17,500
NASD filing fee...................................................      7,141
Blue Sky fees and expenses........................................      5,000
Legal fees and expenses...........................................    350,000
Accounting fees and expenses......................................    250,000
Printing and engraving expenses...................................    100,000
Miscellaneous.....................................................     50,234
                                                                    ---------
        Total.....................................................  $ 800,000
                                                                    ---------
                                                                    ---------


------------------------

*   To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the General Corporation Law of the State of Delaware ("Section 145") permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

    In the case of an action by or in the right of the corporation, Section 145 permits the corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. No indemnification may be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

    To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in the preceding two paragraphs, Section 145 requires that he be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

    Section 145 provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit, or proceeding may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in Section 145.

    Article Fifth of the Company's Certificate of Incorporation eliminates the personal liability of the directors of the Company to the Company or its stockholders for monetary damages for breach of fiduciary duty as directors, with certain exceptions, and Article Sixth requires indemnification of directors and officers of the Company, and for advancement of litigation expenses to the fullest extent permitted by Section 145. Article Sixth of the Company's By-laws provides for indemnification of the Company's officers and directors to the fullest extent permitted by Section 145 and other applicable laws as currently in effect and as they may be amended in the future.

    The Underwriting Agreement filed herewith as Exhibit 1.1 provides for indemnification of the directors, certain officers, and controlling persons of the Company by the Underwriters against certain civil liabilities, including liabilities under the Securities Act. The Company has also entered into agreements with its directors and executive officers providing for indemnification in certain circumstances.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    As part of the Exchange, the Company issued an aggregate of 5,676,901 shares of its Common Stock, options to purchase 869,615 shares of Common Stock and Warrants to purchase 215,455 shares of Common Stock (after giving effect to the Stock Split) to the then stockholders, option holders and warrant holders, respectively, of ADS and CDI, effective as of January 1, 1996. No underwriters were engaged in connection with the foregoing sales of securities. Such sales were made in reliance on the exemption set forth in Section 4(2) of the Securities Act of 1933, as amended ("Securities Act"), relating to sales by an issuer not involving a public offering. All of the foregoing shares are deemed to be restricted securities for the purposes of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits


EXHIBIT NO.                                           DESCRIPTION OF EXHIBITS
-------------  -----------------------------------------------------------------------------------------------------

1.1........    Form of Underwriting Agreement (1)

3.1........    Restated Certificate of Incorporation of the Company (2)

3.2........    Amendment to Restated Certificate of Incorporation (2)

3.3........    By-laws of the Company (2)

4.1........    Specimen Common Stock Certificate (2)

5.1........    Opinion of Proskauer Rose Goetz & Mendelsohn LLP

10.1.......    Asset Purchase Agreement dated as of March 24, 1997 by and among Liberty Disposal, Inc., John M.
               Harpootian, Trustee, The Liberty Disposal, Inc. Charitable Remainder Annual Trust--1997 and the
               Company (3)

10.2.......    Asset Purchase Agreement dated as of March 25, 1997 by and between American Disposal Services of
               Missouri, Inc. and Waste Management of Indiana, LLC (3)

EXHIBIT NO.                                           DESCRIPTION OF EXHIBITS
-------------  -----------------------------------------------------------------------------------------------------
10.3.......    Credit Agreement dated as of August 30, 1996 among the Company, Internationale Nederlanden (U.S.)
               Capital Corporation, as administrative agent, and Morgan Guaranty Trust Company of New York, as documentation agent, and the other financial institutions party thereto (4)

10.4.......    Amendment No. 2 to the Amended and Restated Credit Agreement dated as of March 21, 1997 among the
               Company, ING (U.S.) Capital Corporation, as administrative agent, and Morgan Guaranty Trust Company of New York, as documentation agent, and the other financial institutions party thereto (5)

10.5.......    Registration Rights Agreement dated as of January 1, 1997 among the Company and certain of its stockholders (2)

10.6.......    Employment Agreement dated as of May 31, 1996 between the Company and Richard De Young (2)

10.7.......    Employment Agreement dated January 26, 1993 between the Company and John J. McDonnell, as amended (2)

10.8.......    Employment Agreement dated May 16, 1995 between the Company and Richard T. Kogler (2)

10.9.......    Employment Agreement dated June 2, 1995 between the Company and Ann L. Straw (2)

10.10......    Employment Agreement dated May 3, 1994 between the Company and Lawrence R. Conrath, Sr. (2)

10.11......    Employment Agreement dated as of May 31, 1996 between the Company and David C. Stoller (2)

10.12......    Employment Agreement dated as of February 21, 1997 between the Company and Stephen P. Lavey (5)

10.13......    American Disposal Services, Inc. 1996 Stock Option Plan (2)

10.14......    Form of Indemnification Agreement between the Company and its directors (2)

10.15......    Form of Indemnification Agreement between the Company and its executive officers (2)

10.16......    Form of Indemnification Agreement between the Company and its directors and executive officers (2)

10.17......    Form of Tax-Sharing Agreement between the Company and its executive officers (2)

21.1.......    Subsidiaries of the Company

23.1.......    Consent of the Independent Auditors

23.2.......    Consent of Arthur Andersen LLP

23.5.......    Consent of Proskauer Rose Goetz & Mendelsohn LLP (included in exhibit 5.1)

24.1.......    Powers of Attorney are set forth on the signature pages hereof


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(*) To be filed by amendment.


(1) Previously filed.



(2) Previously filed as an exhibit to the Company's Registration Statement on Form S-1 (333-4889).



(3) Previously filed as an exhibit to the Company's Current Report on Form 8-K, dated April 15, 1997.



(4) Previously filed as an exhibit to the Company's Current Report on Form 8-K, dated August 26, 1996.



(5) Filed as an exhibit to the Company's annual report on Form 10-K for the year ended December 31, 1996.

    (b) Financial Statement Schedules

        None

ITEM 17. UNDERTAKINGS.

    The Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement (filed herewith as Exhibit 1.1) certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described above in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted against the Registrant by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burr Ridge, State of Illinois, on May 1, 1997.


                                AMERICAN DISPOSAL SERVICES, INC.

                                BY:             /S/ RICHARD DE YOUNG
                                     -----------------------------------------
                                                  Richard De Young
                                                     PRESIDENT

    Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registrant's registration statement has been signed by the following persons in the capacities and on the dates indicated.


          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

              *                 Chairman and Director            May 1, 1997
------------------------------    (principal executive
       David C. Stoller           officer)

     /s/ RICHARD DE YOUNG       President and Director           May 1, 1997
------------------------------
       Richard De Young

              *                 Chief Financial Officer          May 1, 1997
------------------------------    (principal financial
       Stephen P. Lavey           officer)

              *                 Vice President and               May 1, 1997
------------------------------    Controller (principal
   Lawrence R. Conrath, Sr.       accounting officer)

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

              *                 Director                         May 1, 1997
------------------------------
      Merril M. Halpern

              *                 Director                         May 1, 1997
------------------------------
      A. Lawrence Fagan

              *                 Director                         May 1, 1997
------------------------------
   Richard T. Henshaw, III

              *                 Director                         May 1, 1997
------------------------------
      G. T. Blankenship

              *                 Director                         May 1, 1997
------------------------------
        Norman Steisel



                  /s/ RICHARD DE YOUNG
        ----------------------------------------
                    Richard De Young
  *By:              ATTORNEY-IN-FACT